Exhibit 99.1

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

2021 ANNUAL REPORT A joint stock limited company incorporated in the People’s Republic of China with limited liability Stock Code : A Share : 600115 H Share : 00670 ADR : CEA 2021 ANNUAL REPORT A

2 Definitions 6 Company Introduction 7 Company Profile 9 Financial Highlights (Prepared in accordance with International Financial Reporting Standards) 10 Summary of Accounting and Business Data (Prepared in accordance with PRC Accounting Standards) 11 Summary of Major Operating Data 14 Fleet Structure 16 2021 Milestones 20 Chairman’s Statement 30 Review of Operations and Management’s Discussion and Analysis 49 Report of the Directors 78 Corporate Governance 103 Social Responsibilities 110 Financial Statements Prepared in accordance with International Financial Reporting Standards • Independent Auditor’s Report • Consolidated Statement of Profit or Loss and Other Comprehensive Income • Consolidated Statement of Financial Position • Consolidated Statement of Changes in Equity • Consolidated Statement of Cash Flows • Notes to the Consolidated Financial Statements 232 Supplementary Financial Information Contents

Definitions In this report, unless the context otherwise requires, the following expressions have the following meanings: AFK means Air France-KLM. Official website: https://www.airfranceklm.com/ Articles means the current prevailing articles of association of the Company Available freight tonne-kilometres (AFTK) means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown for every route Available seat-kilometres (ASK) means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route Available tonne-kilometres (ATK) means the sum of capacity available for the carriage multiplied by the distance flown for every route Board means the board of directors of the Company CAAC means the Civil Aviation Administration of China. Official website: http://www.caac.gov.cn/ CEA Holding means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), the controlling shareholder and a connected person of the Company CES Finance means 東航金控有限責任公司 (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding and a shareholder and connected person of the Company CES Leasing means 中國東航國際融資租賃有限公司 (China Eastern Airlines International Financial Leasing Co., Limited*), a controlled subsidiary of CEA Holding and a connected person of the Company. CES Global means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CES Finance and a shareholder and connected person of the Company China Cargo Airlines means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), a controlled subsidiary of Eastern Logistics and a connected person of the Company China Eastern Airlines, CEA, or the Company means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) China United Airlines means 中國聯合航空有限公司 (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company COVID-19 means the pandemic caused by the novel coronavirus pneumonia disease, a pneumonia caused by a novel coronavirus, which was named as “COVID-19” by the World Health Organization CSRC means the China Securities Regulatory Commission. Official website: http://www.csrc.gov.cn/ Delta means Delta Air Lines Inc (IATA Code: DL), a shareholder of the Company. Official website: https://www.delta.com/ Eastern Air Catering means 東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Ltd.*), a controlled subsidiary of CEA Holding and a connected person of the Company Eastern Air Jiangsu means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited*), a controlled subsidiary of the Company

Definitions Eastern Air Overseas means 東航海外（香港）有限公司 (Eastern Air Overseas (Hong Kong) Corporation Limited), a wholly-owned subsidiary of the Company Eastern Air Wuhan means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited*), a controlled subsidiary of the Company Eastern Air Yunnan means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited*), a controlled subsidiary of the Company Eastern Airlines Industry Investment means 東方航空產業投資有限公司 (Eastern Airlines Industry Investment Company Limited*), a wholly-owned subsidiary of CEA Holding and a connected person of the Company Eastern investment means 上海東方航空投資有限公司 (Shanghai Eastern Airlines Investment Co., Ltd.*), a wholly-owned subsidiary of CEA Holding and a connected person of the Company Eastern Logistics means 東方航空物流股份有限公司 (Eastern Airline Logistics Co., Limited*), a controlled subsidiary of Eastern Airlines Industry Investment and a connected person of the Company Eastern Miles means 東方萬里行, an award scheme for global frequent flyer designed by the Company Eastern Technology means 東方航空技術有限公司 (China Eastern Airlines Technology Co., Limited), a wholly-owned subsidiary of the Company End of the Reporting Period means 31 December 2021 Freight load factor means the ratio of freight traffic volume to AFTK Freight tonne-kilometres yield means the ratio of the sum of freight transportation and related revenue to freight traffic volume Group means the Company and its subsidiaries HKSCC means Hong Kong Securities Clearing Company Ltd., which operates the Central Clearing and Settlement System (CCASS) of Hong Kong. HKSCC is a wholly-owned subsidiary of the Hong Kong Stock Exchange, in which the shares of H shares investors are deposited Hong Kong Listing Rules, or Listing Rules means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited Hong Kong Stock Exchange means The Stock Exchange of Hong Kong Limited. Official website: http://www.hkex.com.hk/ IATA means the International Air Transport Association, a major international organization formed by airlines of different countries worldwide, which coordinates and communicates government policies through aviation transportation enterprises and deals with actual operations issues. Official website: http://www.iata.org/ Japan Airlines means Japan Airlines Co., Ltd (IATA Code: JL). Official website: http://www.jal.com/ Juneyao Airlines means 上海吉祥航空股份有限公司 (Juneyao Airlines Co., Ltd) (IATA Code: HO), a connected person of the Company. Official website: http://www.juneyaoair.com/ Juneyao Group means 上海均瑤（集團）有限公司 (Shanghai Juneyao (Group) Co., Ltd.), the controlling shareholder of Juneyao Airlines and a connected person of the Company

Definitions Juneyao Hong Kong means 上海吉祥航空香港有限公司 (Shanghai Juneyao Airline Hong Kong Limited), a wholly-owned subsidiary of Juneyao Airlines and a connected person of the Company NYSE means the New York Stock Exchange OTT Airlines means 一二三航空有限公司 (One Two Three Airlines Co., Ltd.), a wholly-owned subsidiary of the Company Overall load factor means the ratio of total traffic volume to ATK Passenger load factor means the ratio of passenger traffic volume to ASK Passenger-kilometres yield means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume PRC means the People’s Republic of China Qantas means Qantas Airways Ltd (IATA Code: QF). Official website: https://www.qantas.com/ Reporting Period means 1 January to 31 December 2021 Research Center means China Eastern Airlines Technology Application Research Center Co., Limited, a whollyowned subsidiary of the Company Revenue freight tonne-kilometres (RFTK) means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the distance flown for every route Revenue passenger-kilometres (RPK) means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route Revenue tonne-kilometres (RTK) means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route Revenue tonne-kilometres yield means the ratio of the sum of transportation and related revenue to total traffic volume SASAC means the State-owned Assets Supervision and Administration Commission of the State Council. Official website: http://www.sasac.gov.cn/ SFO means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) Shanghai Airlines means 上海航空有限公司 (Shanghai Airlines Co., Limited*), a wholly-owned subsidiary of the Company Shanghai Flight Training means 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Limited), a wholly-owned subsidiary of the Company Shanghai Jidaohang means Shanghai Jidaohang Enterprise Management Company Limited (上海吉道航企業管理有限公司), a wholly-owned subsidiary of Juneyao Airlines and a connected person of the Company Shanghai Stock Exchange means the Shanghai Stock Exchange. Official website: http://www.sse.com.cn/

Definitions SkyTeam Airline Alliance means the SkyTeam Alliance, one of the three major international airline alliances in the world. Official website: http://www.skyteam.com/ Supervisors means the supervisors of the Company Supervisory Committee means the Supervisory Committee of the Company TravelSky means 中國民航信息網絡股份有限公司 (TravelSky Technology Limited) USA means the United States of America Weight of freight carried means the actual weight of freight carried

Company Introduction Headquartered in Shanghai, the Company is one of China’s three major state-owned airlines. It originated from the first squadron established by former Civil Aviation Administration of Shanghai in January 1957. The Company was the first Chinese airline to be listed on the New York, Hong Kong and Shanghai stock markets in 1997. As at the end of 2021, the Group operated a modernised fleet comprised of 758 passenger aircraft, including six business aircraft, with an average fleet age of 7.7 years for the major models, being one of the youngest and the most advanced fleet among the global large-size airlines. Frequent flyer Members of “Eastern Miles” (東方萬里行) can enjoy members’ benefits and use any one of the 790 VIP airport lounges of all of the 19 SkyTeam Airline Alliance member airlines across the world. The Group has been striving to build a world-class excellent modern integrated aviation services provider that is “Cherished by Staff, Preferred by Customers, Satisfied by Shareholders and Trusted by Society”. With the concept of “World-Class Hospitality with Eastern Charm”, the Group will create splendid travel experiences for global customers with “Accurate, Exquisite and Refined” service quality. 6 China Eastern Airlines Corporation Limited 2021 Annual Report

Company Profile

Company Information

Chinese name of the Company	中國東方航空股份有限公司
Abbreviated Chinese name of the Company	東航股份
English name of the Company	China Eastern Airlines Corporation Limited
Abbreviated English name of the Company	CEA
Legal representative of the Company	Liu Shaoyong

Basic Profile

Registered address of the Company	66 Airport Street, Pudong New District, Pudong International Airport, Shanghai
Place of business of the Company	36 Hongxiang 3rd Road, Minhang District, Shanghai
The Company's website	www.ceair.com
Mobile application (APP)	中國東航
Mobile website	m.ceair.com
Email address	ir@ceair.com
Service hotline	+86 95530
Sina Weibo	http://weibo.com/ceair
Weixin/WeChat mini program	中國東方航空
Weixin/WeChat public subscription ID	東方航空訂閱號
Weixin/WeChat ID	donghang_gw
Weixin/WeChat QR code	

Shares of the Company

A shares listing venue: The Shanghai Stock Exchange	Abbreviation: CEA	Code: 600115
H shares listing venue: The Hong Kong Stock Exchange	Abbreviation: China East Air	Code: 00670
ADR listing venue: The New York Stock Exchange	Abbreviation: CEA	Code: CEA

Note: On 9 June 2021, the Chinese abbreviation of the A shares of China Eastern Airlines Corporation Limited has changed from "東方航空" to "中國東航"

Contact person and contact information

Board Secretary	Wang Jian
Representative of securities affairs	Yang Hui
Address	Board office, China Eastern Airlines Corporation Limited, 36 Hongxiang 3rd Road, Minhang District, Shanghai
Telephone	021-22330932
Fax	021-62686116
Email	ir@ceair.com

7

Company Profile

Other Relevant Information

Domestic auditor engaged by the Company	**Name**	PricewaterhouseCoopers Zhong Tian LLP
	Office address	42/F, New Bund Center, 588 Dongyu Road, Pudong New District, Shanghai
International auditor engaged by the Company	**Name**	PricewaterhouseCoopers
	Office address	22nd Floor, Prince's Building, Central, Hong Kong
Sponsor performing continuous supervision duties during the Reporting Period	**Name**	Guotai Junan Securities Co., Ltd.
	Office address	768 West Nanjing Road, Jingan District, Shanghai
	Period of continuous supervision	9 November 2021 to 31 December 2022

DIRECTORS

Liu Shaoyong (Chairman)

Li Yangmin (Vice Chairman, President)

Tang Bing (Director)

Lin Wanli (Director)

Cai Hongping (Independent non-executive Director)

Dong Xuebo (Independent non-executive Director)

Sun Zheng (Independent non-executive Director)

Lu Xiongwen (Independent non-executive Director)

Jiang Jiang (Employee Representative Director)

SUPERVISORS

Guo Lijun (Chairman of the Supervisory Committee)

Fang Zhaoya (方照亞) (Supervisor)
 (Former name: Fang Zhaoya as 方召亞)

Zhou Huaxin (Employee Representative Supervisor)

SENIOR MANAGEMENT

Li Yangmin (Vice Chairman, President)

Xi Sheng (Vice President) (Former name: Xi Xingwang)

Zhou Qimin (Vice President, Chief Financial Officer)

Feng Dehua (Vice President)

Cheng Guowei (Vice President)

Liu Tiexiang (Vice President)

Wang Jian (Board Secretary, Company Secretary)

COMPANY SECRETARY

Wang Jian

AUTHORISED REPRESENTATIVES

Liu Shaoyong

Wang Jian

LEGAL ADVISERS

Hong Kong, China: Baker & McKenzie

Mainland China: Beijing Commerce & Finance Law Office

USA: Baker & McKenzie

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch

China Construction Bank, Shanghai Branch

The Bank of China, Shanghai Branch

Agricultural Bank of China, Shanghai Branch

SHARE REGISTRAR

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen's Road East, Wan Chai, Hong Kong

The Bank of New York Mellon

240 Greenwich Street

New York, NY 10286 USA

China Securities Depository and Clearing Corporation Limited, Shanghai Branch

188 South Yanggao Road, Pudong New District, Shangha

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room D, 19/F, United Centre, 95 Queensway, Hong Kong

BUSINESS LICENCE RELATED INFORMATION

The unified social credit code of business licence of the Company is 913100007416029816

8 China Eastern Airlines Corporation Limited | 2021 Annual Report

Financial Highlights

(Prepared in accordance with International Financial Reporting Standards)

Expressed in RMB Million

	2017	2018	2019	2020	**2021**
Year ended 31 December					
Revenues	102,475	115,278	120,986	58,727	**67,127**
Other operating income and gains	7,481	6,592	7,202	5,698	**6,079**
Gain/(loss) on fair value changes of derivative financial instruments	(311)	311	—	—	**—**
Operating expenses	(100,214)	(112,872)	(118,107)	(78,265)	**(86,724)**
Operating profit/(loss)	9,431	9,309	10,081	(13,840)	**(13,518)**
Financial income/(costs), net	(1,072)	(5,657)	(6,064)	(2,553)	**(3,854)**
Profit/(loss) before income tax	8,610	3,856	4,299	(16,488)	**(17,513)**
Net profit/(loss) for the year attributable to the equity holders of the Company	6,342	2,698	3,192	(11,836)	**(12,214)**
Earnings/(loss) per share attributable to the equity holders of the Company (RMB)	0.44	0.19	0.21	(0.72)	**(0.73)**
As at 31 December					
Cash and cash equivalents	4,605	646	1,350	7,651	**12,950**
Net current liabilities	(62,035)	(57,132)	(58,620)	(77,310)	**(57,981)**
Non-current assets	211,434	223,085	265,442	262,152	**260,880**
Non-current borrowings, including current portion	(28,842)	(32,506)	(31,137)	(39,429)	**(58,177)**
Obligations under finance leases, including current portion	(66,868)	(77,427)	—	—	**—**
Lease liabilities, including current portion	—	—	(110,275)	(96,251)	**(98,476)**
Equity attributable to the equity holders of the Company[1]	55,360	58,008	69,008	56,249	**53,615**

(1) The calculation of earnings per share for 2017 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary share in issue. The calculation of earnings per share for 2018 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 14,467,585,682 ordinary share in issue. The calculation of earnings per share for 2019 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 15,104,893,522 ordinary share in issue. The calculation of loss per share for 2020 is based on the net loss attributable to the equity holders of the Company divided by the weighted average number of 16,379,509,203 ordinary share in issue. The calculation of loss per share for 2021 is based on the net loss attributable to the equity holders of the Company divided by the weighted average number of 16,795,331,016 ordinary share in issue.

Revenues

(RMB million)



102,475
115,278
120,986
58,727
67,127
2017
2018
2019
2020
2021

Operating Profit

(RMB million)



9,431
9,309
10,081
(13,840)
(13,518)
2017
2018
2019
2020
2021

9

Summary of Accounting and Business Data (Prepared in accordance with PRC Accounting Standards) 10 China Eastern Airlines Corporation Limited 2021 Annual Report Loss for the year ended 31 December 2021 (RMB Million) Net loss (13,284) Loss from main operations, net (14,210) Income from other operations, net 1,296 Gain from investments 9 Non-operating income, net 275 Major Accounting Data & Financial Indicators (RMB Million) 2020 2021 1. Operation revenue 58,639 67,127 2. Net loss attributable to the equity holders of the Company (11,835) (12,214) 3. Total assets 282,408 286,548 4. Shareholders’ equity 56,912 54,910 5. Loss per share (RMB) (0.72) (0.73) 6. Equity attributable to the equity holders of the Company per share (RMB) 3.30 2.72 Note: Calculation of major financial indicators: Loss per share = Net loss attributable to the equity holders of the Company ÷ weighted average number of ordinary shares outstanding in issue during the year Equity attributable to the equity holders of the Company per share = equity attributable to the equity holders of the Company at the end of the year ÷ number of ordinary shares outstanding at the end of the year

Summary of Major Operating Data

	For the twelve months ended 31 December		
	2021	2020	Change
Passenger transportation data			
ASK (available seat — kilometres) ***(millions)***	160,690.39	152,066.39	5.67%
— Domestic routes	156,017.64	134,701.52	15.82%
— International routes	3,941.92	16,463.08	-76.06%
— Regional routes	730.83	901.78	-18.96%
RPK (revenue passenger — kilometres) ***(millions)***	108,803.69	107,273.25	1.43%
— Domestic routes	106,605.49	96,205.97	10.81%
— International routes	1,788.51	10,609.29	-83.14%
— Regional routes	409.69	457.99	-10.55%
Number of passengers carried ***(thousands)***	79,099.06	74,621.21	6.00%
— Domestic routes	78,557.34	72,032.99	9.06%
— International routes	267.21	2,238.86	-88.06%
— Regional routes	274.50	349.36	-21.43%
Passenger load factor ***(%)***	67.71	70.54	-2.83pts
— Domestic routes	68.33	71.42	-3.09pts
— International routes	45.37	64.44	-19.07pts
— Regional routes	56.06	50.79	5.27pts
Passenger — kilometres yield ***(RMB)***[Note]	0.531	0.493	7.71%
— Domestic routes	0.509	0.455	11.87%
— International routes	1.788	0.815	119.39%
— Regional routes	0.744	0.897	-17.06%

11

Summary of Major Operating Data

	For the twelve months ended 31 December		
	2021	2020	Change
Freight transportation data			
AFTK (available freight tonne — kilometres) ***(millions)***	9,077.33	6,946.47	30.68%
— Domestic routes	3,093.45	2,754.78	12.29%
— International routes	5,932.12	4,149.68	42.95%
— Regional routes	51.76	42.01	23.21%
RFTK (revenue freight tonne — kilometres) ***(millions)***	3,393.40	2,200.06	54.24%
— Domestic routes	865.28	774.38	11.74%
— International routes	2,517.15	1,416.25	77.73%
— Regional routes	10.96	9.43	16.22%
Weight of freight carried ***(million kg)***	920.04	711.80	29.26%
— Domestic routes	594.18	539.70	10.09%
— International routes	314.80	163.20	92.89%
— Regional routes	11.06	8.91	24.13%
Freight load factor ***(%)***	37.38	31.67	5.71pts
— Domestic routes	27.97	28.11	-0.14pts
— International routes	42.43	34.13	8.30pts
— Regional routes	21.18	22.45	-1.27pts
Freight tonne — kilometres yield ***(RMB)***[Note]	2.449	2.225	10.07%
— Domestic routes	0.935	0.970	-3.61%
— International routes	2.922	2.867	1.92%
— Regional routes	13.230	8.908	48.52%

12 China Eastern Airlines Corporation Limited | 2021 Annual Report

Summary of Major Operating Data

	For the twelve months ended 31 December		
	2021	2020	Change
Consolidated data			
ATK (available tonne — kilometres) ***(millions)***	23,539.47	20,632.45	14.09%
— Domestic routes	17,135.04	14,877.92	15.17%
— International routes	6,286.89	5,631.36	11.64%
— Regional routes	117.54	123.17	-4.57%
RTK (revenue tonne — kilometres) ***(millions)***	13,046.71	11,699.74	11.51%
— Domestic routes	10,323.79	9,308.22	10.91%
— International routes	2,675.86	2,341.90	14.26%
— Regional routes	47.06	49.63	-5.18%
Overall load factor ***(%)***	55.42	56.71	-1.29pts
— Domestic routes	60.25	62.56	-2.31pts
— International routes	42.56	41.59	0.97pts
— Regional routes	40.04	40.29	-0.25pts
Revenue tonne — kilometres yield ***(RMB)***[Note]	5.067	4.937	2.63%
— Domestic routes	5.338	4.787	11.51%
— International routes	3.944	5.427	-27.33%
— Regional routes	9.562	9.974	-4.13%

Note: In calculating unit revenue index, the relevant revenue includes incomes generated from co-operation routes and fuel surcharge.

13

Fleet Structure

The Group has continued to carry out its vision of green development and has been optimising its fleet structure in recent years. In 2021, the Group introduced a total of 33 aircraft of major models and retired a total of 6 aircraft. With the introduction of new aircraft such as A350-900, B787-9 and A320NEO, the Group's fleet age structure continues to remain young.

As at 31 December 2021, the Group operated a fleet of 758 aircraft, which included 752 passenger aircraft and 6 business aircraft.

Fleet structure as at 31 December 2021

(Units)

No.	Model	Introduction in 2021	Sub-total	Self-owned	Under finance lease	Under operating lease	Average fleet age (Years)
1	B777-300ER	0	20	10	10	0	5.9
2	B787-9	0	10	3	7	0	2.9
3	A350-900	3	11	1	10	0	2.0
4	A330 series	0	56	30	21	5	8.1
Total number of wide-body aircraft		**3**	**97**	**44**	**48**	**5**	**6.4**
5	A320 series	26	358	113	148	97	8.2
6	B737 series	0	290	102	73	115	7.6
Total number of narrow-body aircraft		**26**	**648**	**215**	**221**	**212**	**8.0**
7	ARJ21	4	7	2	5	0	0.8
Total number of regional aircraft		**4**	**7**	**2**	**5**	**0**	**0.8**
Total number of passenger aircraft		**33**	**752**	**261**	**274**	**217**	**7.7**
Total number of business aircraft			**6**				
Total number of aircraft			**758**				

Notes:

1. A330 series aircraft include A330-200 and A330-300 aircraft;
2. A320 series aircraft include A319, A320, A320NEO and A321 aircraft;
3. B737 series aircraft include B737-700, B737-800 and B737 MAX 8 aircraft. As at the date of this report, B737 MAX 8 are still grounded.

14 China Eastern Airlines Corporation Limited | 2021 Annual Report

Fleet Structure

Major Operations

Model	Passenger traffic volume (10 thousand)	Passenger load factor (%)	Overall load factor (%)	Daily utilization (hours)
B777-300ER	103.38	57.77	44.55	7.97
B787-9	123.17	64.04	41.08	7.05
A350-900	70.65	60.67	40.68	7.49
A330 series	516.57	69.04	41.57	7.04
A320 series	3,821.39	70.54	64.28	6.42
B737 series	3,258.47	65.25	63.53	6.80
ARJ21	16.29	59.56	58.51	3.95

Fleet Plan

Introduction and Retirement Plan of Aircraft for 2022 to 2024

Units

Model	2022		2023		2024	
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
B787 Series	5	–	4	–	–	–
A350 Series	6	–	3	–	–	–
A330 Series	–	–	–	–	–	–
A320 Series	22	7	13	4	–	14
B737 Series	–	5	–	12	–	9
ARJ Series	10	–	9	–	9	–
C919 Series	3	–	2	–	–	–
Total	46	12	31	16	9	23

Notes:

1. As of the date of issuance of this report, B737 MAX 8 model aircraft is grounded. The delivery plan of this model of aircraft has not yet been included in future planning;
2. According to confirmed orders, the Group plans to retire 37 aircrafts in 2025, and for the time being, the Group has no plans for further introductions of aircraft;
3. The Group has optimised and adjusted the introduction of certain aircraft. The Group does not preclude the possibility of timely adjusting of plans for the introduction and retirement of aircraft based on the changes in external environment, market conditions and flight capacity allocation of the Group.

15

2021 Milestones

1



Achieving fruitful results in rural revitalisation

On 25 February 2021, CEA Holding was awarded the title of "National Poverty Alleviation Advanced Group" (全國脫貧攻堅先進集體). CEA Holding overcame the recurring impact of COVID-19 and actively promoted rural revitalization.

2



Initially launching "MileagePlus" aviation product

On 6 April 2021, the air travel product "MileagePlus" of CEA Holding was officially launched. CEA launched the first domestic product priced by route distance to speed up the innovation in supply-side reform, which provided more flexible and convenient air service products for general passengers.

3



Successfully completing the maiden trip of Chengdu Tianfu Airport and Qingdao Jiaodong Airport

On 27 June 2021, CEA Holding executed the maiden trip of Chengdu Tianfu International Airport. On 12 August 2021, CEA executed the maiden trip of Qingdao Jiaodong International Airport, official opening the prelude of transfer operation.

4



Establishing Hainan branch

On 16 September 2021, CEA Holding established the Hainan branch, officially opening a new chapter that focuses on comprehensively serving the construction of free trade port with Chinese characteristics.

5


ARC AWARDS
Airlines
Gold
Donnelley Financial Solutions
Hong Kong Limited
China Eastern Airlines Co., Ltd
2020 Annual Report
P.R.CHINA
2020 Vision Awards

Winning multiple awards for annual report

In September 2021, the information disclosure of CEA Holding was awarded A Grade for eighth consecutive year, which is the highest grading for companies listed on the main board of the Shanghai Stock Exchange. In 2020, CEA Holding was also awarded ARC Airline Annual Report – Gold Award (ARC航空公司年報金獎), LACP Global Aviation Industry Annual Report Gold Award (LACP全球航空業年報金獎) and was listed as one of the top 50 annual report in the Asia-Pacific region.

16 China Eastern Airlines Corporation Limited | 2021 Annual Report

6


中国东方航空全新会员体系发布仪式

Launching the new membership system

On 26 September 2021, CEA Corporation launched the new "Eastern Miles (東方萬里行)" membership system globally. The new membership system is committed to creating a new customer-centric service platform and service system.

7



Flying the first full-life cycle carbon neutral flight

On 12 October 2021, focusing on the "dual carbon" objective, CEA Corporation flew China's first full-life cycle carbon neutral flight, and this in turn simultaneously initiated the execution of the country's first batch of approximately 780 full-life cycle carbon neutral flights in total.

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NORTH BUND FORUM
2021 北外滩国际航运论坛
NORTH BUND FORUM
国际航空平行论坛

Hosting the North Bund International Aviation Forum with great success

On 4 November 2021, CEA Corporation participated in hosting the North Bund International Aviation Parallel Forum under the theme of "The Sustainable Development Path of the Global Aviation Industry" for the first time, focusing on sharing innovative ideas, experiences and achievements on topics such as carbon emission reduction in civil aviation and construction of world-class aviation hubs as well as joint discussion of industry sustainable development and new models of international cooperation.

9



Making every effort to ensure the successful organization of 4th CIIE

The 4th China International Import Expo (CIIE) was opened on 5 November 2021. Being the "core supporting enterprise", "designated air carrier", "purchaser", and "service provider" of the Expo, Eastern Airlines was able to ride on this opportunity arising from the Expo to devise and establish a new development pattern.

10



Completing the project of non-public offering of share successfully

On 10 November 2021, CEA Corporation completed the project of non-public offering of A shares to CEA Holding, capable of raising funds amounting to RMB10.828 billion, thereby reducing the asset-liability ratio of CEA Corporation and strengthened its anti-risk capability and market competitiveness.

11



Achieving grade A ESG rating by MSCI for two consecutive years

On 30 November 2021, CEA Corporation was rated "A" for two consecutive years by MSCI, the internationally renowned rating company, being ranked the highest level of rating in civil aviation industry in the world surpassing 64% of the airlines in the rating, and was the only "A" grade airline out of the seven Chinese A-share airlines.

17

Chairman’s Statement 20 China Eastern Airlines Corporation Limited 2021 Annual Report I am pleased to present the report of the Group for the year ended 31 December 2021. On behalf of the entire staff of the Group, I would like to extend my sincere thanks to the shareholders of the Company. Dear shareholders, Chairman Liu Shaoyong

Chairman’s Statement Business Review In 2021, the global economy was affected by the spread of mutant viruses such as Delta and Omicron while it was in the process of recovery, such that the momentum of recovery was weakened. Vaccinations, specific drug development, and differences in the effectiveness of policy support have led to divergent economic recovery across countries. The overall COVID-19 situation in China has remained relatively stable, but it has shown a trend of local clustering and multipoint dispersion. The economic development and COVID-19 prevention and control in China held a leading position in the world. The fundamentals of long-term economic development remain favourable, but they face the triple pressure of demand contraction, supply shocks, and weakening expectations. COVID-19 is still impacting the global aviation industry. According to a report released by the International Air Transport Association (IATA) in October 2021, the global aviation industry is expected to suffer a net loss of USD51.8 billion in 2021. COVID-19 continues to evolve and remains volatile, and its impact on China’s civil aviation industry has been deeper and more persistent than expected. Facing a complex external environment, the Company adhered to the general principle of seeking progress while maintaining stability. The Company also worked hard and coordinated the implementation of safe operation, production and operation, COVID-19 prevention and control, reform and development, social responsibility and other work. In 2021, the Group completed a total transport turnover of 13,047 million tonne-kilometres, a passenger traffic volume of 79,099 thousand passengers, and recorded the revenue of RMB67,127 million, representing an increase of 11.5%, 6.0% and 14.3% respectively compared with 2020. Affected by factors such as the rise in international oil prices, operating expenses increased by RMB8,459 million compared with 2020. The net loss attributable to shareholders of the listed Company in 2021 was RMB12,214 million, representing an increase of RMB378 million compared with 2020. Review of Operations Always prioritising operating safety The Group has always prioritised safety. In 2021, 1,755 thousand hours of safe flight and 756 thousand takeoffs and landings were carried out, representing a year-on-year increase of 13.2% and 12.4% respectively. The Group continued to strengthen safety management, formulate and improve manuals on operation management, network security, etc., facilitate the construction and improvement of four systems, namely “safety management, production and operation, flight training, and aircraft maintenance”, and conduct security supervision and inspection of key units and key areas. The Group continued to strengthen its system and implemented manuals including the “Measures for the Administration of Safety Production”, “High-Plateau Airport Operational Safety Management Regulations” and modified regulations including the Safety Management Manual and the Safety Management Manual for Ground Services. The Group also continued to investigate hidden hazards, and carried out in-depth special rectification of safety production, and organised 186 safety audits, 1,263 on-site inspections and 22 special inspections in 2021. The Group continued to facilitate the construction of the Three Basics1. The “Work Safety Law” focuses on strengthening the safety production awareness and work style of front-line management personnel of aircraft and maintenance systems. The Group also continued to conduct safety training, fully launched the Professionalism Lifecycle Management System (PLM)2 project, improved the safety management capability of the flight team, and consolidate the maintenance of the aircraft, maintenance and operation control system personnel related skills. 1 Three Basics: Focus on the front line grass-roots staff, lay the foundation and train basic skills. 2 Professionalism Lifecycle Management System (PLM) is proposed by China Civil Aviation, which is characterised by covering all elements and cycles of pilot training, and aims to continuously improve pilot risk management and control capabilities. It is a qualification management system, covering theory, personnel, equipment, procedures and support systems. 21

22 China Eastern Airlines Corporation Limited 2021 Annual Report Chairman’s Statement Coordinating the recovery of production and operation Under the complex and severe situation, the Group overcame difficulties and actively improved quality and efficiency in terms of airline network layout, revenue management and control, and product marketing. Optimizing the layout of the flight network. As the only airline with dual main bases in Beijing and Shanghai, the Group has further built a high-quality flight network in Shanghai and Beijing with “four airports and dual-core hubs in two cities”, and continued to increase the release of the capacity of Beijing Daxing International Airport. The Group has further built express lines such as Beijing-Shanghai, Shanghai-Guangzhou, Shanghai- Chengdu express lines, increased the proportion of wide-body aircraft, made full use of the Group’s hub advantages in the Kunming and Xi’an markets, and increased the number of express lines in East China, Southwest China, Northwest China, etc. The Group also focused on the regional development strategy and has successfully completed the construction and transfer of Chengdu Tianfu Airport and Qingdao Jiaodong Airport bases. Strengthening revenue management. The Group paid close attention to the COVID-19 situation in various places and the recovery of market passenger sources, adjusted capacity supply in accordance with market demand, stabilised revenue level by increasing the frequency of high-yield routes and optimizing low-yield routes. The Group also strengthened the sales incentive mechanism, and the number of passengers of the two classes and revenue in the domestic market increased by 19.2% and 30.1% year-on-year respectively. The Group has made full use of the policy reform on domestic airline ticket tariffs and increased the published prices for economy class on 158 routes throughout the year, actively expanded cooperation with domestic and foreign airlines, added more than 1,100 code-shared flights with Sichuan Airlines, Juneyao, Xiamen Airlines, etc., and strengthened cooperation and mutual sales with overseas airlines such as Air France-KLM and Delta Air Lines to promote revenue growth. In 2021, the Group’s passenger-kilometre revenue level increased by 7.7% year-on-year. Enhancing marketing capabilities. The Group continued to enhance the sales capability of its group customers, and the sales to its group customers increased by more than 40% year-on-year. The Group continued to optimise and promote auxiliary products such as preferred seats, prepaid luggage, VIP room privileges, etc., and strived to increase auxiliary revenue. Products such as “MileagePlus3” and “Referral Scheme4” were introduced, flexibly applying marketing policies to different customers’ demand on tickets to further stimulate market vitality and improve economic benefits. Strengthening passenger-cargo linkage. The Group has closely monitored the changes in passenger and cargo market demand during the pandemic, strengthened the linkage between the passenger and cargo, and seized opportunities arising from the growth of cargo demand. The Group has also increased deployment of unconventional passenger flights5 unconventional passenger flights by strengthening cooperation with Eastern Logistics, a subsidiary under the controlling shareholder, CEA Holding. A total of 15,306 unconventional passenger flights were carried out in the year of 2021, and the unconventional flights and aircraft bellyhold space revenue was RMB8,309 million, representing a year-on-year increase of 69.7%. 3 MileagePlus (前程萬里): In April 2021, the Company launched an air travel product that is directly sold and used in accordance with route distance. After purchase of such product, passengers can use it to make advance booking of all domestic flights (excluding Hong Kong, Macau and Taiwan) operated by CEA and Shanghai Airlines for all classes for all routes at all seasons within the effective date. 4 Referral Scheme: In June 2021, the Group launched a product for all members of the “Eastern Miles (東方萬里行)” who have passed real-name authentication to become “referrers” and make use of the social channels of the internet to invite friends to go to designated ticket purchase channels to buy tickets and get certain incentive discount during activity period. After completing the designated task, the referrer can get incentive points. 5 “Unconventional passenger flights”: Unconventional passenger flights include freight-loading passenger aircraft, passenger-to-freighter converted aircraft and modified aircraft. Among which, passenger aircraft that have not removed the passenger cabin seats and load cargo in the bellyhold space and cabin are “freight-loading passenger aircraft”; passenger aircraft that only use the bellyhold space to load cargo are “passenger-to-freighter converted aircraft”; and passenger aircraft that have removed the passenger cabin seats and load cargo in the bellyhold space and cabin are “modified aircraft”. In accordance with the agreement between the Company and Eastern Logistics on avoiding horizontal competition and related regulatory requirements, the Company handed over such freight business to Eastern Logistics for exclusive operation.

23 Chairman’s Statement Persistently implementing COVID-19 prevention and control The Group adheres to the people-oriented and life-oriented principle, focusing on the three fronts of “fulfillment of social responsibilities, passenger service support, and employee care and protection”, strictly implementing the requirements of “Four Designated6” “Four Fixed7” and “Two Concentrated8” and has carried out the COVID-19 prevention and control measures in a scientific and precise manner. Making solid progress in COVID-19 prevention and control. The Group has strictly implemented the relevant requirements of “prevention of foreign import, prevention of internal rebound, and personal protection”, and has done a good job in disinfection and sterilization of aircraft and production of vehicles. It strengthened the inspections and awareness for COVID-19 prevention and control towards passengers before boarding to ensure the safety of passengers in the air and on the ground. Strengthening passenger service support. The Group has launched the “healthy pass” service in certain international flights to speed up customs clearance for international passengers departing Hong Kong. During the COVID-19 period, the Group pioneered the launch of the “Easy Refund” product, which realised “free and convenient refunds” to address passengers’ concerns about ticket refunds due to change in their travel plans as a result of the impact of the COVID-19. Enhancing employee care and protection. The Group has strictly implemented quarantine and control of crew members, attended to quarantined employees and overseas personnel, and solved practical difficulties for employees. 6 Four Designated: designated service personnel, designated service area, designated rest areas and designated on-site transportation vehicles. 7 Four Fixed: fixed operators, fixed work site, fixed production equipment and fixed rest areas. 8 Two Concentrated: concentration of relevant work areas and relevant operators. Continuously improving service experience Improving service quality. The Group has implemented monitoring of the entire operation process and improved the regularity of flights. The Company’s flight regularity rate is 88.6%, which is higher than the average level in civil aviation. Special catering such as “Eastern Airlines, Good Morning” and “Eastern Airlines That Cup of Tea” were introduced to provide passengers with convenient and diversified catering services. The Company upgraded the “air-rail combined transport” product, further expanded the coverage of the combined transport network, and improved the passenger APP operating experience. The Company also set up a “one-stop” service check-in area and a “caring service area” that is convenient for the elderly to travel, bringing brand-new meticulous care and experience to passengers. The Company carried out the “Physician Alliance” cooperation project that set up a team of in-flight medical volunteers to escort passengers to travel safely. Facilitating service innovation. The Group has focused on the new “contactless, paperless, and gathering-free” smart travel mode. Passengers can automatically undergo the check-in, health declaration, boarding and other processes through the Weixin/WeChat mini program and other methods, which has effectively improved travel efficiency. The Group has also focused on a brand new membership system. “Eastern Miles”, which is designed to be a customer-oriented service platform and has realised the transformation of the point accumulation program from a mileage system to a profit system, and has upgraded the “air-ground interconnection WIFI”. The Group has become the first to use the Asia-Pacific 6D satellite network, and the first to open the era of 4G Internet access in the air. It has launched “At One Go9” product to enable purchasing ticket, selecting seat and checking-in in one go, making air travel experience better and more convenient. The Group’s frequent flyer members continued to grow. As at the end of December 2021, the Group’s “Eastern Miles” frequent flyer members reached 48.15 million, representing a year-on-year increase of approximately 6.5%. 9 At One Go: The “At One Go” service (trial) was launched on pilot routes in December 2021. Direct sales channels support the function of seat selection and check-in during the purchase process. Seat selection is made before payment during the ticket purchase process while check-in is optional. The system would automatically assign seats for passengers from distribution channel after the issuance of ticket (for those who choose not to check-in). Passengers can change their seats and check-in again through direct sales channels.

24 China Eastern Airlines Corporation Limited 2021 Annual Report Chairman’s Statement Solidly facilitating reform and development The Group adheres to goal-oriented and problem-oriented strategies, comprehensively deepening reforms, and stimulating the vitality of the enterprise. Promoting the reform of state-owned enterprises. The Group has focused on the three-year reform action by focusing on system construction, task deployment, consolidation and promotion, and refinement of implementation work. The objectives for planned key reform tasks were completed throughout the year. Improving corporate governance, the Group has strengthened the construction of the Board of the Company and its subsidiaries, improved the performance support system for external directors, implemented the tenure system and contractual management for managers, improved the market-oriented operation mechanism, and stimulated the corporate vitality. Promoting the establishment of science and technology, the Group continued to promote digital transformation, launched the “14th Five-Year Plan” informatization plan and scientific and technological innovation plan, and improved the scientific research operation management mechanism and the transformation mechanism of scientific and technological achievements. The Group has also established a full-process science and technology innovation platform that integrated project incubation, R&D and transformation. Continuously strengthening refined management The Group has enhanced delicacy management to further improve operating efficiency and reduce operating costs. Refinement of fuel-saving management and control. In accordance with the guiding ideology of “reducing the weight of aircraft at source, reducing fuel consumption for refueling, advocating green flight, and optimizing aircraft performance”, the Group innovated fuel-saving management measures, and pioneered the dynamic delivery of data relating to the weight of catering and aircraft on-board supplies. The Group has achieved a cumulative dynamic weight reduction of approximately 28,000 tonnes through initiatives such as controlling the catering supplies, etc. The Group’s fuel consumption per ATK unit has decreased for four consecutive years, and the cumulative fuel saving up to approximately 390,000 tonnes for the past four years. Refining financial management. The Group has deepened the integration of business and finance, built an integrated data analysis platform for business and finance, realised the sharing of business data and financial data, and achieved an improvement of RMB2,070 million in quality and efficiency. The Group has also optimised resource allocation, improved financial management methods such as budget management, refined accounting, and aircraft financing management. The Company has expanded financing channels, completing the non-public issuance of shares projects compliantly and efficiently with a financing of approximately RMB10,800 million, and enhancing capital strength and anti-risk capabilities. The Company successfully completed the issuance of corporate bonds of RMB9,000 million, and completed the cumulative issuance of super short-term debentures of RMB39,000 million, ensuring sufficient cash flow and stable capital chain.

25 Chairman’s Statement Fulfilling social responsibilities proactively The Group adheres to the concept of green development, actively fulfills its social responsibilities, actively serves social and economic development, and demonstrates its spirit of responsibility. Implementing the green development strategy. The Group has always adhered to the ecological development concept of “green flight, technology and environmental protection”, by improving fuel efficiency and reduced carbon emissions through optimizing fleet structure, fuel-saving management and control, and developing new applications of technology. The replacement rate of APU10 with auxiliary power units reached 99.9%. The Group promoted the market-based carbon emission reduction mechanism, and continued to participate in carbon trading in Shanghai, China and the EU. The Group flew China’s first fulllife cycle carbon neutral flight, executed approximately 516 flights on 13 domestic quality routes, and published the “Carbon Peak, Carbon Neutral” Shanghai Enterprises Joint Action Declaration, setting a benchmark for the low-carbon development of the industry. The Company was awarded ESG A grade by MSCI for two consecutive years, ranking equal first in the industry globally. 10 Auxiliary Power Unit (APU): A small auxiliary power unit that can independently output compressed air or power supply outside the main power unit (engine) on the aircraft, generally a small gas turbine engine. Actively fulfilling social responsibilities. The Group successfully completed major service support projects such as the 14th National Games, the 4th China International Import Expo, and the Beijing Winter Olympics. The Group promotes rural revitalization and common prosperity, and actively contributes by carrying out industry revitalization, talent revitalization, medical assistance, and consumption assistance, etc. The Company was awarded the title of “National Advanced Group for Poverty Alleviation”. For specific details of social responsibilities, please refer to the section “Social Responsibilities”.

26 China Eastern Airlines Corporation Limited 2021 Annual Report Chairman’s Statement OUTLOOK FOR 2022 The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including forward-looking statements of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for 2022 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to future operating results. With the ongoing epidemic, the global economy lacks momentum for recovery, commodity prices fluctuate at a high level, such that the external environment becomes more complex and severe. As the level of economic recovery among countries around the world varies, the development of aviation industry faces various degrees of uncertainty. Firstly, there are uncertainties in the development of epidemic. The mutation of the new coronavirus strains leads to the rebound of overseas epidemics and the occurrence of occasional local cases and several concentrated cases of epidemics in several parts of China from time to time. Secondly, there are uncertainties in external environment. It is expected that global economy will maintain recovery growth in 2022, but the global low-inflation environment is undergoing significant changes, and together with the impact of intensified geopolitical influences, an adverse current has been seen in the globalization of economy. Thirdly, there are uncertainties in the industry. The short-term volatility of the epidemic will have a certain impact on service consumption and even domestic economy. The market shows a “slow recovery” trend. In 2022, the Group will enter a new development stage. Adhering to the general strategy of “seeking progress while maintaining stability” and under the normalization of epidemic prevention and control, the Company will focus on ensuring safety, stabilizing operation, providing excellent service, promoting reform, strengthening management, and demonstrating its responsibility. Fully implementing safety operation The Group will resolutely implement the spirit of General Secretary Xi Jinping’s important instructions and the spirit of Premier Li Keqiang’s instructions by firmly establishing the concept of safe development, strictly implementing safety responsibilities and striving to fulfil its safety mission. It carried out comprehensive and in-depth investigation and management on safety hazards while comprehensively strengthening risk management and control in all aspects of production and operation. The Group further strengthened the construction of system and facilitate the in-depth integration of the Three Basics works with systems such as the SMS (safety management system); the Group also enhanced its care and concern towards its employees to ensure stability of the team. The Company adopted effective measures to ensure its safe production is steady and orderly. Striving to improve operation efficiency The Group will strengthen the flight routes between core hubs and important cities while optimising the coordination of aviation network to improve its quality. The Company will consolidate and enhance key market share. Through closely tracking the epidemic situation and changes in passenger flow and dynamic amending the deployment of market models, bi-directional adjustment on the supply side and the demand side was achieved. The Company has also strengthened the linkage between passenger transportation and freight transportation as well as deepened the cooperation between aviation and railway to actively integrate into the construction of the world-class aviation hub in Shanghai. The Group strengthened its customer expansion to enlarge the traffic of our NDC11 platform. Through continuously strengthening product and channel innovation, the Company enhanced online sales capabilities and grasped the business opportunities from events like major exhibitions throughout the year more accurately. 11 NDC: New Distribution Capability. The distribution system based on the NDC model can realise the seamless connection of the retail business of various aviation products between aviation companies and corporate customers, TMC and travel agencies.

27 Chairman’s Statement Strictly preventing and controlling COVID-19 The Group adheres to the general policy of “prevention of foreign import, prevention of internal rebound” and “dynamic clearing” while strengthening risk awareness and responsibility awareness, and striving to prevent and control the epidemic. It enhanced the epidemic control on the whole process of air transportation, improved the closed-loop management for international flight support, strengthened the protection and awareness for the whole process of passenger boarding, strengthened the care for employees during the quarantine period and intensified internal supervision and inspection, with an aim to strictly implement various epidemic control requirements. Steadily improving the service quality The Group will deepen the implementation of the requirement for providing sincere service in order to improve service quality. It will focus on enhancing the development of China Eastern Airlines into a full-service airline parent brand, strengthening China United Airlines as its economical airline sub-brand and expanding Shanghai Airlines as its independent sub-brand. The Group strictly implemented air-ground integration by focusing on services such as flight support, baggage transportation services and omni-channel ticket refund and variation services to improve service quality while facilitating smart services and digital travelling to improve service convenience. Continuously enhancing reform and innovation The Group enhanced the operational standard of the Board and refined the authorisation mechanism of the Board to further specify the power of the Board. It deepened the special reform project and solidly promoted the reform of scientific and technological reform demonstration enterprises. The Group continued to facilitate digital transformation and promoted the implementation of the “14th Five-Year Plan” informatization planning and technological innovation planning. Through deepening the reform on organization and structure, facilitating the reform of the marketing service system and the reform of customer and operation centers and adjusting the structure of management and control, the Group strengthened linkage, optimised the working mechanism and improved efficiency. Comprehensively improving of refined management The Group improved the level of refined operation management and control, enhanced the coordination ability of air traffic control and the efficiency of production command while strengthening the dynamic ability to handle flight status. Through enhancing the refined financial management and deepening the integration of its business and finance, the Group has further reduced costs and increased efficiency. It has also enhanced the level of compliance and risk management and finetuned the compliance management and risk prevention and control working mechanism while actively responding to the risks of overseas imports of COVID-19, operating risks, liquidity risks and network security risks. Actively demonstrating corporate responsibility The Group will keep in mind the mission and responsibilities of an enterprise and actively fulfill its social responsibilities. The Group attached great importance to normalised epidemic prevention and control to contribute to the social and economic development of the society. The Group deployed the strategy for carbon peaking and carbon neutrality by insisting on green low-carbon cycle development and coordinating its effort on carbon peaking and carbon neutrality. In addition, it continued to facilitate the rural revitalization in partnered regions like the Cangyuan and Shuangjiang counties in Yunnan, with an aim to achieve common prosperity.

30 China Eastern Airlines Corporation Limited 2021 Annual Report President Li Yangmin Review of Operations and Management’s Discussion and Analysis

31 Review of Operations and Management’s Discussion and Analysis Major Businesses and Operation Model The scope of principal business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services. In addition, the Company is permitted to carry out the following business operations: general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance-by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods. The Group built up a streamlined and efficient modernised fleet, operating 758 passenger aircraft, including 6 business aircraft, with an average fleet age of 7.7 years. Surrounding Shanghai and Beijing core hubs and Xi’an and Kunming regional hubs, we provided high-quality and convenient air transport and extended services to worldwide travellers and customers. Current Development of the Aviation Industry The global civil aviation industry demand has been recovering in 2021. However, the continuous evolution of COVID-19 and the travel restriction taken against Delta and Omicron variant in different countries have affected the stable recovery of passenger demand. In terms of air passenger transportation, the global aviation demand for air passenger transportation (measured by RPK) in 2021 and 2020 decreased by 58.4% and 65.9%, respectively, as compared to 2019 (pre-COVID-19) according to the report published by the International Air Transport Association (IATA), the decline has slowed down. The passenger load factor recovered to 67.2% in 2021, up 4.4% as compared to 2020, but still down 15.4% as compared to 2019. Currently, the international travel in many places around the world has yet to return to normal levels. In terms of freight transportation, even though the decline in capacity of air passenger transportation during COVID-19 has affected the flight capacity scale of passenger aircraft bellyhold space, the demand of epidemic prevention supplies and materials were high. In 2021, the demand of global air freight transportation increased by 18.7% as compared to 2020 and increased by 6.9% as compared to 2019 (pre-COVID-19). Facing the severe and complex situation of clustering and multipoint dispersion of epidemic in China and the spread of COVID-19 in overseas, China’s civil aviation industry strictly implemented various epidemic control measures which focused on “prevention of inbound cases and domestic resurgence and prevention of infection from both people and contaminate objects”. Airlines have launched individualized, differentiated and targeted aviation service products, striving to activate the aviation market. In 2021, Chinese airlines’ total traffic volume amounted to 85.7 billion tonne-kilometres; passenger traffic volume amounted to 440 million; cargo and mail traffic volume amounted to 7,320,000 tonnes, representing an increase of 7.3%, 5.5% and 8.2% as compared to 2020. The figures have returned to 66.3%, 66.8% and 97.2% of the level in 2019, respectively. The industry has shown great resilience in the face of adversity. Core Competitiveness Analysis 1. Advantages of Located in Prosperously Developed Shanghai and the Yangtze River Delta Area The Group enjoys relatively strong location advantages. Being one of the three major state-owned aviation companies, the headquarters and main operation bases of the Group are located in the super-sized international city — Shanghai. As China’s key economic centre and international shipping centre, Shanghai has always had very close economic and trade connection with the Asia-Pacific region, Europe and America. The time it takes to fly from Shanghai to major Asian cities is about 2 to 5 hours, and to Europe and the west coast of North America is about 10 to 12 hours. The Yangtze River Delta directly served by Shanghai is one of the most economically vibrant regions in China with the highest degree of openness and the strongest innovative capacity as well as the key intersection of the “Belt and Road” and “Yangtze River Economic Belt”.

32 China Eastern Airlines Corporation Limited 2021 Annual Report Review of Operations and Management’s Discussion and Analysis The Company has the biggest market share in Shanghai Hongqiao International Airport and Shanghai Pudong International Airport, demonstrating the significant location advantage of its main operation bases: The Eastern Air Jiangsu and Zhejiang Branch under the Company has base operational advantages and relatively strong brand influence in Jiangsu and Zhejiang provinces, respectively. The development of the Group will be benefited by the implementation of the “Yangtze River Delta Integration” strategy of China, the promotion of the construction of five centres in Shanghai, namely “Economic, Financial, Shipping, Trading, Technology Innovation”, and the overall plan for the construction of the Hongqiao International Open Hub. The Group has actively established the Shanghai core hub, and optimised the structure of flight network. As the “Terminal T1 + Satellite Terminal S1” hub in Pudong Airport commenced operation, the Group’s transit efficiency and service capabilities at Pudong Airport has been improved and its influence in the air transportation market in Shanghai and the Yangtze River Delta region has been enhanced. 2. Flight Hub and Network Layout with Unique Advantages The Group has actively seized the opportunities of the coordinated development of Beijing-Tianjin-Hebei, the Yangtze River Delta Integration strategy and the construction of the Guangdong-Hong Kong-Macao Greater Bay Area to strengthen its route network layout. The Group chose Shanghai and Beijing, places with highlydeveloped economy and keen demand on outbound travelling, as its core hubs, while Kunming (the gateway of Southeast Asia) and Xi’an (the gateway of Northwest China under the “Belt and Road” initiative) as regional hubs. The Group has constructed key route networks in Guangzhou, Shenzhen, Chengdu, Nanjing, Hangzhou, Qingdao, Wuhan, Xiamen and other cities. Through the cooperation with the members of the SkyTeam Airline Alliance, the Group established and improved the flight transportation network that covers the whole country and reaches 1,036 destinations in 170 countries around the world. For domestic routes, the Group has set up subsidiaries in 16 provinces and cities including Shanghai, Beijing, Yunnan, Shaanxi, Jiangsu, Zhejiang, Anhui, Jiangxi, Shandong, Hubei, Shanxi, Gansu, Sichuan, Hebei, Guangdong and Fujian. The Group’s route network covers all provincial capital cities and key cities in China. For international routes, the Group’s route network covers major well-known cities and tourist destinations in Hong Kong, Macau, Taiwan, Japan, South Korea and Southeast Asia, and major international cities in Europe, America and Oceania. 3. Streamlined and Efficient Fleet Structure The Group has always strived on practicing the concept of green development as well as updating and optimizing the fleet structure. As at the end of 2021, the Group’s average fleet age was 7.7 years, being among the youngest in the world. As such, the Group has become one of the aviation companies equipped with the most streamlined and the most efficient fleet among large aviation companies in the world. The Group has integrated factors such as route network planning, aircraft performance and market demand to continuously enhance the match between fleet models and routes, transportation capacity and market situation. 4. A Brand with Strong Oriental Characteristics and High-quality Services The Group has closely focused on the strategic goal of being “World Class” and continuously improved the quality of services. While implementing COVID-19 prevention and control, the Group has optimised and adjusted in-flight service processes in a timely manner by enhancing the quality of on-board meal services, and continued to create “precise, premium and refined” cabin services, thereby bringing a wonderful travel experience to passengers. In addition, the Company continued to be the core supporting enterprise and designated air carrier of the 4th China International Import Expo and opened the first full-life-cycle carbon-neutral flight in China, further enhancing its global brand influence. The Company has continuously promoted brand image management, communication and promotion, brand maintenance and other related work, and has been selected as one of the top 100 most valuable Chinese brands and one of the top 50 Chinese Global Brands by WPP and selected as one of the “Airlines 50 ” by Brand Finance of the UK.

33 Review of Operations and Management’s Discussion and Analysis 5. High Quality Customer Cluster and Outstanding Partners The Group has always maintained a good safety record and service standards, and the loyalty of its passengers has continued to rise. The number of frequent flyer members of the “Eastern Miles” (東方萬里行) of the Group reached 48 million. In the industry, amid well-known international aviation companies, the Company has established a more stable and close comprehensive strategic cooperation relationship with Delta and AFK through capital and business collaboration, building a golden triangle of air transportation connecting Asia, North America and Europe. The Company has launched cooperative marketing with Japan Airlines. Its cooperation with Qantas in joint service on routes and market coordination has also become more extensive and in-depth. In the domestic aviation industry, Juneyao Airlines is a representative of outstanding private airlines, and is also based in Shanghai. Through carrying out strategic cooperation using the “equity + business” model with Juneyao Airlines, the service capability of the Group’s Shanghai main base has been further enhanced. In the upstream and downstream of the aviation industry chain, the Group has actively explored brand cooperation with world-renowned companies to create mutual benefits. The Group established the “Airline + Internet” cooperation model with Ctrip to strengthen cooperation in product and route promotion. It cooperated with China National Railway Group Co., Ltd. to realise one-stop booking of “air ticket + train ticket”. The Group has also strengthened its cooperation with Qiangsheng Taxi (強生出租)、China Travel Hotel Group (中旅酒店集團) and Yaduo Hotel Group (亞朵酒店集團) to improve travel convenience for passengers. The joint marketing activities between Eastern Airlines Wallet as well as airports and duty-free shops were launched to further expand the ways of using member points. Competitive Landscape and Development Trend of the Industry Under the impact of COVID-19, the external environment has become more complex, severe and uncertain. At present, Omicron variant and Delta variant are spreading in many places around the world, which continuously increased the pressure on China to prevent inbound cases. The continuous increase in the vaccination rate of coronavirus vaccine, the gradual introduction of specific drugs into clinical application, and the continuous enhancement in China’s ability to coordinate epidemic prevention and control as well as economic and social development in a scientific manner will help control the impact of COVID-19 on Chinese air transportation industry. The strong resilience and positive long-term fundamentals of Chinese economy will provide a good macro environment for the recovery and development of civil aviation. Leveraging the mega large-scale domestic demand market formed with a population of 1.4 billion, including a middle-class group of more than 400 million, and the continuous progress of China towards the goal of common prosperity, there is still a huge development potential for Chinese aviation market. The supportive governmental policies for civil aviation industry will also help the civil aviation industry to overcome difficulties and achieve recovery. According to the “14th Five-Year” Civil Aviation Development Plan issued by the CAAC, 2021 to 2022 is the time of recovery and accumulation, which shall focus on strengthening and consolidating the foundation; 2023–2025 is the time of growth and release, which shall focus on improving quality and enhancing efficiency, and the international market would be gradually restored while the domestic market is being consolidated and expanded. It is expected that Chinese airlines’ total traffic volume would reach 175.0 billion tonne-kilometres; passenger traffic volume would reach 930 million; cargo and mail traffic volume would reach 9.5 million tonnes in 2025.

34 China Eastern Airlines Corporation Limited 2021 Annual Report Review of Operations and Management’s Discussion and Analysis At present, China’s civil aviation industry has formed a competitive landscape dominated by three major airlines, including the Company, with multiple airlines co-existing. Under the influence of the epidemic situation and policies on cross-border travel restrictions, domestic airlines have shifted their flight capacity to the domestic market, which intensified the competition of domestic routes. At present, the Omicron variant and Delta variant are spreading in many countries. There is still great uncertainty in the development of the global epidemic. Adjustment of macroscopic policy of major developed economies, the persistently high level of global inflation, and the escalation of geopolitical conflicts in some countries may affect the recovery of the global economy, which may further affect the recovery process of the aviation industry. Crude oil prices are climbing and running at high levels, further intensifying cost pressures on airlines. Development Strategy The Group takes “building a world-class and happy CEA” as its strategic goal while taking “providing customers with safe, fast and comfortable high-quality air travel services” as its development mission, striving to become a world-class smart air travel integrated service provider that focus on sustained safety, innovative development, high quality and efficiency, environmental protection, synergetic development, employee passion, customer preference, shareholder satisfaction and social trust. The Group continuously strengthens the construction of safety management system and safety management mechanism, with an aim to continuously improve the efficiency of safety management. The Group will continue to deepen the construction of dual core hubs of Beijing and Shanghai and the dual regional hubs of Xi’an and Kunming, so as to steadily enhance the control on domestic and international core markets and build a new market territory. The Group will continue to deepen value-added services and optimise customer experience on air tickets, travel and life while continuing to promote digital transformation to realise “Digital CEA and Smart CEA”. The Group will continue to deepen reforms through optimising its organizational structure, improving the quality of its talent team, and strengthening its modern corporate governance capabilities, refined management capabilities, business-finance integration capabilities, and risk prevention capabilities, so as to achieve a significant improvement in the quality and efficiency of the Group. The Group will adhere to green development through actively planning and promoting the path to achieve carbon peaking and carbon neutrality, and will explore a fuel-saving and emission-reducing management method that combines information-based and market-based means to practice a sustainable and high-quality development path. RISK ANALYSIS 1. Risks of Economic and Trade Environment, Geopolitics and COVID-19 The air transportation industry is closely connected to the economic and trade environment. The civil aviation transportation industry is more sensitive to macroeconomic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for air passenger and cargo services. Meanwhile, international economic and trade relations, geopolitical conflict or war will bring a relatively significant impact to the demand of aviation market in such location and its surrounding areas. In addition, above-mentioned risks may drive large fluctuations in the prices of energy and other large commodities, thereby affecting the global economic activities and causing relatively great impacts on the Company’s operating results and financial condition. Public health emergencies like COVID-19 have a great impact on the demand of air passenger transportation. The continuous evolvement of COVID-19 is full of uncertainties, which in turn have a relatively great impact on the normal operation of aviation companies. The Group pays close attention to the changes in the domestic and overseas macro-economic situation, international economic and trade relations, the geopolitical situation and situation of COVID-19 worldwide, and flexibly adjusts its transportation capacity deployment and market sales, so as to actively respond to the impact caused by external economic and trade environment, geopolitical situation and situation of COVID-19.

35 Review of Operations and Management’s Discussion and Analysis 2. Policy and Regulation Risk Airlines have business operations around the world. Hence, the aviation industry is largely affected by domestic and overseas economic policies and laws and regulations. The adjustments of and changes in relevant domestic and foreign laws and regulations, industrial policies, and regulatory policies may bring certain uncertainties to the future business development and operating results of the Company. At the same time, as the Company is a public company listed in several places around the world, the changes in the securities regulatory laws and regulations of the places of listing may have a relatively great impact on and bring uncertainties to the Company’s shareholder structure and its shares’ liquidity, price and continuity. With respect to industrial policies and regulations, the Group has played an active role in various discussions concerning their formulation and revision, and promptly analysed and considered their latest changes and impact on the Group, so as to seize the development opportunities arising from such updates and prudently respond to the risks, challenges and uncertainties arising from the changes in policies and regulations. 3. Operational Safety Risk Flight safety is the pre-condition and foundation for aviation companies to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft irregularities, national and international terrorism and other force majeure events may have an adverse impact on the flight safety, aviation security and operational safety of the Group. The Group solidly promoted the construction of safe work practices, strictly executed rules, regulations and operating standards, implemented the accountability system for safe operation, strengthened the investigation and management of security risks, enhanced its safety and risk prevention and control system, and strengthened safety management and control capabilities, so as to actively respond to operational safety risk. 4. Core Resources Risk The rapid growth of the industry has provoked competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights and time slots. If the Group’s reserve of core resources fails to adequately support the rapid growth of operational scale, the business and operations of the Group may be adversely affected. The Group has promoted the building of corporate culture of “Love at CEA”, further improved its incentive scheme for core technical staff, and proactively developed a core backup workforce through providing training programs to a pool of multi-tier backup management personnel and launching a core technical staff recruitment scheme. Meanwhile, the Group has coordinated with industry regulators with respect to air traffic rights and time slots, and proactively participated in the marketised competition for time slot resources. 5. Competition Risk Along with the opening-up of the domestic aviation market, development of low-cost airlines and increased investment in the Chinese market by international airlines, future competition in the domestic air transportation industry may intensify, which may bring uncertainties to the Group’s air traffic rights and time slot resources, ticket price level and market share, and therefore impact the Group’s operating results. In addition, there is a certain level of substitutability between railway, highway and ship transportation and air transportation in certain markets. Certain routes of the Group may experience higher competitive pressure. The Group has actively responded to industry competition, proactively strived for new air traffic rights and time slots in hub markets and core markets, continuously refined its route network, steadily improved and consolidated its market share in the hubs and core markets. Through improving service quality and enhancing flight punctuality rate, the passenger experience was enhanced, which further strengthened the Group’s competitiveness.

Review of Operations and
Management's Discussion and Analysis

6. **Risk Associated with the Fluctuation of Jet Fuel Prices**

Jet fuel costs is one of the major expenses of the Company. Significant fluctuations of international oil prices will have a relatively great impact on jet fuel prices and revenue from fuel surcharge, and accordingly the Company's operating results.

As affected by COVID-19, there remains great uncertainty on the number of flights operated by and the fuel consumption of the Group in 2022, and hence, there also remains great uncertainty on the expected jet fuel costs. Without considering adjustment in fuel surcharge and other factors and on the basis of the fuel consumption of flights operated in 2021, if the average jet fuel price increases or decreases by 5%, jet fuel costs of the Group will increase or decrease by approximately RMB1,030 million.

The Group has optimised its transportation capacity allocation, strengthened marketing and strove to increase passenger load factor and unit yield level, so as to respond to the pressure of rising jet fuel prices. The Group will proactively analyse the trend of international oil prices in the future, and, as authorised by the Board, prudently conduct jet fuel hedging activities.

7. **Exchange Rate Fluctuation Risk**

The Group has sizeable currency liabilities. As the Group's foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will generate a large amount of foreign exchange loss/gain, which will directly affect the Group's profit for that period and result in a relatively great impact on the Group's operating results.

As at 31 December 2021, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group's net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on net profit		Effect on other comprehensive income	
	Appreciation	Depreciation	Appreciation	Depreciation
USD exchange rates	(222)	222	–	–

In 2021, the Group expanded its financing channels by means of issuing super short-term debentures and corporate bonds and acquiring RMB borrowings to bring in RMB financing, and proactively optimised the mix of currency denomination of the Group's debts. In the future, the Group will further reinforce its research and judgement on the foreign exchange market, expand the variety of its financing instruments such as RMB instruments and continuously improve the Group's debts and currency structure in order to minimise the adverse impact arising from exchange rate fluctuations on the Group's operations.

8. **Interest Rate Fluctuation Risk**

The majority of the Group's liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group's existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group's finance costs.

As at 31 December 2021, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group's net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on net profit		Effect on other comprehensive income	
	Increase	Decrease	Increase	Decrease
Floating rate instruments	(166)	166	6	(6)

The Group intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Group will actively seize the opportunity to issue super short-term debentures and corporate bonds to minimise RMB finance costs.

36 China Eastern Airlines Corporation Limited | 2021 Annual Report

37 Review of Operations and Management’s Discussion and Analysis 9. Digital and Information Security Risk The development of various businesses during the Group’s operation is closely related to the information network system. If there is any design defect, operational failure in the network information system of the Group or inadequate training and education on compliance and lack of security awareness on the part of internal staff, or if the system experiences external network attacks, the Group’s business and operations may be affected, and customer data and information of the Group may be leaked. The occurrence of any of the foregoing may have an adverse impact on the operating results and brand image of the Group. The Group has continuously promoted the construction of information and network security projects, established a sound information and network security-related technical protection and security management mechanism, and strengthened information network security management capabilities. In response to the implementation of the GDPR released by the European Union, the Group has appointed a “data protection officer” to protect passenger information. The Group has also published “Network Security Management Manual” to improve its network security protection capabilities. 10. Development and Transformation Risk During the process of expanding into new international markets, conducting external investments, mergers and acquisitions and restructuring existing businesses and assets, the Group may face risks associated with decisionmaking, management, legal, regulation and interference of competitors, which may affect the results of the development strategies of the Group. There remain certain risks associated with the failure of achieving expected goals of transformation projects or business adjustments in the future. The Group has made continuous improvements to the monitoring and management of the whole process of external investment, and will enhance the research of projects, strictly monitor various investment activities and refine its risk management mechanism through due diligence and asset valuation during its expansion into new international markets, commencement of external investments, mergers and acquisitions and restructuring existing businesses and assets. 11. Suppliers Risk The air transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, aviation equipment, jet fuel and information technology services. If there is any abnormality in the operations of the Group’s major suppliers which causes supply interruption related to the Group’s business, the Group’s business and operations may be adversely affected. The Group has paid close attention to suppliers closely related to the Group’s business and operations, and the corresponding department is responsible for analysing the contractual performance of suppliers and conducting assessment on suppliers regularly. The Group has continuously paid close attention to the changes in the market of materials highly relevant to its business and operations, and the procurement department is responsible for collecting and analysing price fluctuations, so as to actively respond to risks related to suppliers. 12. Securities Market Fluctuations Risks The Company’s share price is not only dependent on the Group’s current results and projection for future operations, but also on factors including laws and requirements of the place of listing, policy environment, macro-economics, flow of market capital and investor structure and sentiment, etc. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors. The Group has continuously enhanced its corporate governance standards, earnestly fulfilled its obligations of information disclosure, constantly improved its operational management capability and strove for outstanding operating results. In the meantime, the Company has strengthened the communication between capital markets and various investors, paid close attention to the Company’s share price performance and media coverage, gave timely response to the market and strove to avoid abnormal fluctuations in the Company’s share price.

38 China Eastern Airlines Corporation Limited 2021 Annual Report Review of Operations and Management’s Discussion and Analysis 13. Other Force Majeure and Unforeseeable Risks The aviation transportation industry is highly sensitive to external factors. Apart from above-mentioned risks, natural disasters and the navigational or personnel restrictions imposed by countries may also affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger volume and income, as well as increase in safety and insurance costs may adversely affect the business and operations of the Group. The Group strengthened risk management and control and actively responded to unexpected risks to minimise the relevant losses and protect the interests of the Company’s shareholders. Operating Revenues In 2021, the Group’s passenger revenue amounted to RMB54,105 million, representing an increase of 9.94% from last year, and accounting for 86.69% of the Group’s traffic revenue. The passenger traffic volume was 108,803.69 million passenger-kilometres, representing an increase of 1.43% from last year. The passenger revenue of domestic routes amounted to RMB50,611 million, representing an increase of 25.45% from last year, and accounted for 93.54% of the passenger revenue. The passenger traffic volume was 106,605.49 million passenger-kilometres, representing an increase of 10.81% from last year. The passenger revenue of international routes amounted to RMB3,198 million, representing a decrease of 62.23% from last year, and accounted for 5.91% of the passenger revenue. The passenger traffic volume was 1,788.51 million passenger-kilometres, representing a decrease of 83.14% from last year. The passenger revenue of regional routes amounted to RMB296 million, representing a decrease of 26.91% from last year, and accounted for 0.55% of the passenger revenue. The passenger traffic volume was 409.69 million passenger-kilometres, representing a decrease of 10.55% from last year. In 2021, the Group’s cargo traffic revenue amounted to RMB8,309 million, representing an increase of 69.74% from last year, and accounted for 13.31% of the Group’s traffic revenue. The cargo and mail traffic volume was 3,393.40 million tonne-kilometres, representing an increase of 54.24% from last year. In 2021, the Group’s other revenue amounted to RMB4,713 million, representing an increase of 2.08% from last year. Operating Expenses In 2021, the Group’s total operating expenses was RMB86,724 million, representing an increase of 10.81% from last year. As passenger travel demand has rebounded, the Group has actively adjusted flight capacity. As flight capacity has increased, various costs have increased accordingly. Analysis of the changes in the Group’s operating cost items is set out as follows: Aircraft fuel costs accounted for one of the most substantial part of the Group’s operating expenses. In 2021, the Group’s aircraft fuel cost was RMB20,593 million, representing an increase of 48.79% from last year, and was mainly due to the average price of fuel increased by 34.38% from last year and the aircraft fuel costs increased by RMB5,417 million from last year. The Group’s fuel consumption increased by 13.84% from last year, leading to an increase in aircraft fuel costs by RMB1,916 million from last year. Through the aircraft fuel hedging transactions, the Group reduced aircraft fuel costs by RMB580 million. In 2021, the Group’s take-off and landing fees amounted to RMB10,251 million, representing an increase of 9.86% from last year, and was primarily due to the increase in the number of take-off and landing as a result of the increase in flight capacity of the Group based on passenger travel needs. In 2021, the Group’s depreciation and amortisation amounted to RMB22,718 million, representing an increase of 2.08% from last year, and was primarily due to the growth in the size of the Group’s assets.

39 Review of Operations and Management’s Discussion and Analysis In 2021, the Group’s wages, salaries and benefits amounted to RMB21,061 million, representing an increase of 1.12% from last year, and was primarily due to the increase in flight capacity of the Group, leading to the increase in remuneration of aircrew and ground crew. In 2021, the Group’s aircraft maintenance expenses amounted to RMB3,783 million, representing an increase of 9.62% from last year, and was primarily due to the increase in flight capacity of the Group, leading to the increase in aircraft and engine daily maintenance expenses. In 2021, the Group’s catering supply expenses amounted to RMB1,655 million, representing an increase of 4.15% from last year, and was primarily due to the increase in the number of traffic volume of passengers. In 2021, the Group’s sales and marketing expenses amounted to RMB1,128 million, representing a decrease of 28.15% from last year, and was primarily due to the decrease in online ticket reservation fee and the change in the structure of passengers. In 2021, the Group’s ground service and other expenses amounted to RMB532 million, representing a decrease of 38.99% from last year, and was primarily due to the decrease in the number of non-airline transportation operations of the Group. In 2021, the Group’s indirect operating expenses amounted to RMB3,707 million, representing a decrease of 5.67% from last year, and was primarily due to the cost reduction and enhanced efficiency of the Group, which lowered related expenses. In 2021, the Group’s contribution to the civil aviation development fund of the CAAC amounted to RMB852 million. There were no such expenses in 2020 due to the cancellation of collection of such funds by the CAAC in 2020. Other operating income and gains In 2021, the Group’s other operating income amounted to RMB6,079 million, representing an increase of 6.69% from last year, and was primarily due to the increase in the revenue from disposal of assets. Finance Income/Costs In 2021, the Group’s finance income amounted to RMB1,958 million, representing a decrease of RMB702 million from last year, and was primarily due to a decrease in exchange gains compared with 2020. The Group’s finance costs amounted to RMB5,812 million, representing an increase of RMB599 million from last year, and was primarily due to the increase in the interest on borrowings. Net loss during the year In 2021, net loss attributable to equity holders of the Company amounted to RMB12,214 million and in 2020, net loss attributable to equity holders of the Company amounted to RMB11,836 million. In 2021, the loss per share attributable to equity holders of the Company was RMB0.73.

40 China Eastern Airlines Corporation Limited 2021 Annual Report Review of Operations and Management’s Discussion and Analysis Liquidity and Capital Structure As at 31 December 2021, the Group had total assets of RMB288,790 million, representing an increase of 1.45% from 31 December 2020. Its debt ratio was 80.21%, representing a 0.99 percentage points increase from 31 December 2020. In particular, the Group’s total current assets amounted to RMB27,910 million, which accounted for 9.66% of the total assets and represented an increase of 24.06% from 31 December 2020. The Group’s non-current assets amounted to RMB260,880 million, which accounted for 90.34% of the total assets and represented a decrease of 0.49% from 31 December 2020. As at 31 December 2021, the Group had total liabilities of RMB231,638 million, comprising current liabilities of RMB85,891 million which accounted for 37.08% of total liabilities, and non-current liabilities of RMB145,747 million which accounted for 62.92% of total liabilities. Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank borrowings due within one year, bonds due and payable within one year and lease liabilities due within one year) amounted to RMB60,314 million, representing a decrease of 15.32% from 31 December 2020. Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and lease liabilities) amounted to RMB133,451 million, representing an increase of 18.16% from 31 December 2020. The increase in interest-bearing liabilities was mainly due to the increase in financing scale of the Group in response to the impact of the COVID-19 and to ensure liquidity security. As at 31 December 2021, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and super short-term debentures equivalent to RMB95,089 million, representing an increase of 8.16% from RMB87,917 million as at 31 December 2020. The breakdown by currencies is as follows: Unit: RMB million RMB equivalent Currency 2021 2020 Movement (%) RMB 89,168 77,451 15.13 SGD 2,349 2,466 -4.74 EUR 1,956 2,664 -26.58 KRW 1,603 1,799 -10.89 JPY — 3,162 -100 USD 13 375 -96.53 Total 95,089 87,917 8.16

41 Review of Operations and Management’s Discussion and Analysis In 2021, in order to deal with exchange rate fluctuations, the Group actively optimised the currency structure of the Group’s liabilities and reduced exchange rate risks. As at 31 December 2021, the breakdown of the Group’s interest-bearing obligations by currencies is as follows: Unit: RMB million RMB equivalent As at 31 December 2021 As at 31 December 2020 Currency Amount Percentage (%) Amount Percentage (%) Movement (%) RMB 156,930 80.99 136,804 74.28 14.71 USD 30,580 15.78 36,642 19.90 -16.54 Others 6,255 3.23 10,722 5.82 -41.66 Total 193,765 100.00 184,168 100.00 5.21 As at 31 December 2021, the Group’s lease liabilities under its interest-bearing liabilities equivalent to RMB98,676 million, representing an increase of 2.52% from RMB96,251 million as at 31 December 2020. The breakdown by currencies is as follows: Unit: RMB million RMB equivalent Currency 2021 2020 Movement (%) RMB 67,762 59,353 14.17 USD 30,567 36,267 -15.72 HKD 230 346 -33.53 JPY 67 142 -52.82 SGD 6 85 -92.94 Others 44 58 -24.14 Total 98,676 96,251 2.52

42 China Eastern Airlines Corporation Limited 2021 Annual Report Review of Operations and Management’s Discussion and Analysis Interest Rate Fluctuation The Group’s total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures) as at 31 December 2021 and 31 December 2020 were equivalent to RMB193,765 million and RMB184,168 million, respectively, of which short-term liabilities accounted for 31.13% and 38.68%, respectively. Most of the long-term interest-bearing liabilities are floating-rate liabilities. Both the short-term interest-bearing liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates. The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2021 and 31 December 2020, the Group’s interest-bearing liabilities denominated in USD accounted for 15.78% and 19.90% of total interest-bearing liabilities, respectively, while interest-bearing liabilities denominated in RMB accounted for 80.99% and 74.28% of total interest-bearing liabilities, respectively. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group’s finance costs. The Group reduces the risk of floating interest rates in USD liabilities through interest rate swap contracts. As at 31 December 2021, the outstanding interest rate swap contracts held by the Group amounted to a notional amount of approximately USD495 million, which will expire between 2022 and 2025. As at 31 December 2020, such amount was USD690 million. Exchange Rate Fluctuation As at 31 December 2021, the Group’s total interest-bearing liabilities denominated in foreign currencies amounted to RMB36,835 million, of which interest-bearing liabilities denominated in USD accounted for 83.02% of the liabilities. Therefore, a significant fluctuation in exchange rates will subject the Group to significant foreign exchange gains or losses arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses forward foreign currency contracts to reduce the foreign exchange risks for capital expenditures paid in foreign currencies. In 2021, the Group did not carry out exchange rate hedging transactions. As at 31 December 2021, the Group had no outstanding forward foreign currency contracts. Fluctuation of Jet Fuel Prices In 2021, the Group used jet fuel forward contracts to deal with the cash flow risks arising from fluctuation of jet fuel prices. The jet fuel forward contracts entered into by the Group are mainly based on the purchase of jet fuel at a fixed transaction price, which is a cash flow hedge. In 2021, the Group has liquidated the jet fuel forward contract, reducing the jet fuel cost by RMB580 million. As at 31 December 2021, the Group had no outstanding jet fuel forward contracts, which amounted to approximately USD252 million as at 31 December 2020. Pledges on Assets and Contingent Liabilities As at 31 December 2021, the value of the Group’s assets used to secure certain bank loans was RMB31,958 million, and as at 31 December 2020, the value of the Group’s assets used to secure certain bank loans was RMB26,149 million, representing a year-on-year increase of 22.21%. As at 31 December 2021, the Group had no significant contingent liabilities. Capital Expenditure According to the agreements that have been entered into in relation to aircraft and engines, as at 31 December 2021, the Group expected its capital expenditures on aircraft and engines for the next three years to be approximately RMB24,900 million in total, including the expected capital expenditure between 2022 and 2024 being approximately RMB9,500 million, 8,000 million and 7,400 million. The Group’s capital needs may change due to factors such as newly signed contracts for the purchase of aircraft, engines and other flight equipment, variations to existing contracts and changes in the price index.

43 Review of Operations and Management’s Discussion and Analysis Introduction of Aircraft and Related Equipment and Financing Plan 1. Fund distribution for introduction of aircraft and related equipment during the Reporting Period In 2021, the Group met the needs for the introduction of aircraft and related equipment through operating income, existing bank credit facilities, bank loans, leasing arrangements and other external financing methods. The Group introduced 27 aircraft through methods like self-purchase, finance lease and operating lease. 2. Capital expenditure plan of aircraft and related equipment for the coming three years According to the agreements that have been entered into in relation to aircraft and engines, as at 31 December 2021, the Group expected its capital expenditures for the coming three years on aircraft and engines to be approximately RMB24,900 million in total, including the expected capital expenditure of approximately RMB9,500 million, RMB8,000 million and RMB7,400 million for each year from 2022 to 2024, respectively. The capital requirements of the Group may vary due to factors such as entering into new purchase contracts for aircraft, engines and other flight equipment, variations to the original contracts and changes in price index. 3. The maintenance policy, expenses and depreciation costs of aircraft during the Reporting Period In 2021, the repair cost of aircraft of the Group was RMB3,783 million and depreciation cost of aircraft, engines and rotable components was RMB19,091 million. Material Asset Impairment The Company has not recorded any material asset impairment during the year. The specific amount of asset impairment has been listed in note 9 to the audited consolidated financial statements. Overseas assets As at 31 December 2021, the overseas assets of the Group amounted to RMB95 million, representing 0.03% of the total assets.

Review of Operations and
Management's Discussion and Analysis

Analysis on Investment

1. Equity investments

(1) Investment in securities

Type of securities	Stock code	Stock abbreviation	Initial investment (RMB)	Shareholdings (share)	Closing book value at the end of the Reporting Period (RMB)	Percentage of total investment at the end of the Reporting Period (%)	Profit and loss during the Reporting Period (RMB)
Share	00696	TravelSky	18,503,000	29,055,000	236,869,525	73.93	464,880
Share	600000	Pudong Development Bank	122,144,004	9,790,691	83,514,594	26.07	-6,559,763
Other securities investments held at the end of the Reporting Period			/	/	/	/	/
Profit and loss on securities investments sold during the Reporting Period			/	/	/	/	/
Total			140,647,004	/	320,384,119	100.00	-6,094,883

(2) Equity held in unlisted financial enterprises

Unit: RMB'000

Name of investee	Initial amount of investment	Number of shares held (shares)	Percentage of equity in the company	Carrying amount at the end of the Reporting Period	Profit or loss during the Reporting Period	Changes in owner's equity during the Reporting Period	Accounting item	Source of share
Eastern Air Group Finance Co., Ltd	486,902	–	25%	656,313	39,809	-3,875	Long-term equity investment	Investment
Total	486,902	–	25%	656,313	39,809	-3,875	/	/

44 China Eastern Airlines Corporation Limited | 2021 Annual Report

Review of Operations and
Management's Discussion and Analysis

2. **Explanation of changes in assets measured at fair value and major asset measurement attributes**

Unit: RMB'000

Item name	Balance at the beginning of the Reporting Period	Balance at the end of the Reporting Period	Changes for the period	Impact on the Profit for the period
Interest rate swap contracts	-140,087	-46,949	93,138	-59,601
Jet fuel forward contracts	397,710	—	-397,710	585,301
Financial assets held for trading	94,774	83,515	-11,259	-6,560
Investment in other equity instruments	995,057	456,887	-538,170	3,247
Total	1,347,454	493,453	-854,001	522,387

3. **Analysis on major subsidiaries and affiliates**

Unit: RMB million

Name of company	Date of establishment	Registered capital (RMB 100 million)	Revenue	Net profit	Total assets	Net assets	Gearing ratio (%)
Eastern Air Jiangsu	1993	20.00	5,157	-1,635	14,390	1,055	92.67
Eastern Air Wuhan	2002	17.50	2,813	-318	7,096	2,908	59.02
Eastern Air Yunnan	2010	36.62	6,595	-1,021	17,631	6,548	62.86
Shanghai Airlines	2010	5.00	6,513	-1,870	25,068	-2,405	109.59
China United Airlines	1984	13.20	3,514	-956	12,209	2,246	81.60
OTT Airlines	2008	15.00	206	-250	1,744	927	46.85
Eastern Technology	2014	43.00	8,088	-36	6,696	2,529	62.23

45

46 China Eastern Airlines Corporation Limited 2021 Annual Report Review of Operations and Management’s Discussion and Analysis (1) Eastern Air Jiangsu In 2021, Eastern Air Jiangsu recorded revenue of RMB5,157 million, representing a 13.34% increase from last year. Its net profit amounted to RMB-1,635 million, as compared to RMB-1,163 million in the same period last year. Passenger traffic volume was 11,521.25 million passenger-kilometres, representing a 4.18% increase from last year. Number of passengers carried was 8,269,900, representing a 3.46% increase from last year. As of the end of 2021, Eastern Air Jiangsu operated a total of 72 A320 series aircraft. (2) Eastern Air Wuhan In 2021, Eastern Air Wuhan recorded revenue of RMB2,813 million, representing a 70.48% increase from last year. Its net profit amounted to RMB-318 million, as compared to RMB-517 million in the same period last year. Passenger traffic volume was 5,425.33 million passenger-kilometres, representing a 57.62% increase from last year. Number of passengers carried was 4,963,000, representing a 55.02% increase from last year. As of the end of 2021, Eastern Air Wuhan operated a total of 32 B737 series aircraft. (3) Eastern Air Yunnan In 2021, Eastern Air Yunnan recorded revenue of RMB6,595 million, representing a 9.04% increase from last year. Its net profit amounted to RMB-1,021 million, as compared to RMB-761 million in the same period last year. Passenger traffic volume was 12,382.58 million passenger-kilometres, representing a 3.66% increase from last year. Number of passengers carried was 9,863,600, representing a 3.22% increase from last year. As of the end of 2021, Eastern Air Yunnan operated 82 B787-9 and B737 series aircraft in aggregate. (4) Shanghai Airlines In 2021, Shanghai Airlines recorded revenue of RMB6,513 million, representing a 12.33% increase from last year. Its net profit amounted to RMB-1,870 million, as compared to RMB-2,063 million in the same period last year. Passenger traffic volume was 11,495.36 million passenger-kilometres, representing a 1.20% decrease from last year. Number of passengers carried was 8,275,300, representing a 0.46% decrease from last year. As of the end of 2021, Shanghai Airlines operated 94 B787-9, A330 series and B737 series aircraft in aggregate. (5) China United Airlines In 2021, China United Airlines recorded revenue of RMB3,514 million, representing a 30.39% increase from last year. Its net profit amounted to RMB-956 million, as compared to RMB-393 million in the same period last year. Passenger traffic volume was 8,691.98 million passenger-kilometres, representing a 28.74% increase from last year. Number of passengers carried was 6,294,600, representing a 21.05% increase from last year. As of the end of 2021, China United Airlines operated a total of 55 B737 series aircraft. (6) OTT Airlines The maiden trip of ARJ21 aircraft of OTT Airlines was conducted on 28 December 2020. In 2021, OTT Airlines recorded revenue of RMB206 million. Its net profit amounted to RMB-250 million. Passenger traffic volume was 151.71 million passenger-kilometres. Number of passengers carried was 162,900. As of the end of 2021, OTT Airlines operated a total of 7 ARJ21 series aircraft.

47 Review of Operations and Management’s Discussion and Analysis Route Network In 2021, as affected by COVID-19 and related policies, the Group focused on the development of domestic routes, and launched new domestic routes such as Wuhan to Urumqi, Shanghai to Anshun, Chengdu Tianfu to Haikou, and increased the frequency of flights from Beijing to Guangzhou, Beijing to Chengdu, Beijing to Hangzhou, Shanghai to Xi’an, Chengdu to Wuhan, etc. In the future, the Group will strengthen the analysis and judgment of market demand and carefully assess the timing for launch of new routes based on the situation of COVID-19 and the requirements of relevant policies. Human Resources As at 31 December 2021, the Group had 80,321 employees, the majority of whom were located in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses. The Group was not involved in any major labour disputes with its employees, nor did it experience any significant turnover of employees or encounter any significant difficulties in recruiting new employees. Total number of staff 80,321 Number of staff of the parent company 43,943 Number of staff of major subsidiaries 36,378 Number of retired staff whose expenses are committed by the parent company 8,776 Composition of professionals Category of professionals Number of professionals Pilots 9,506 Flight attendants and other aircrew 20,518 Maintenance personnel 13,383 Ground services and others 26,262 Operation control 1,961 Information technology 1,183 Sales and marketing 3,716 Management 3,792 Total 80,321 Education level Category of education level Number of staff Master’s degree and above 2,663 Bachelor’s degree 38,834 Non-degree tertiary 26,424 Others 12,400 Total 80,321

48 China Eastern Airlines Corporation Limited 2021 Annual Report Review of Operations and Management’s Discussion and Analysis Pilot training conditions and changes In 2021, the Group has 13 captains less and engaged 477 new deputy pilots. The annual average flight hours of captains were 647 hours and the annual average flight hours of deputy pilots were 544 hours. Remuneration policies In order to cater for the demand for the Group’s strategic development, the Group improved the structure of its remuneration distribution system, optimised the protection and motivation effect of remuneration, and reasonably protected the legitimate rights of the employees and the Group. According to the Labour Contract Law of the PRC and the relevant laws and regulations, the Group has established the work position and remuneration system, namely the ground crew work position and remuneration system and aircrew work position and remuneration system. The remuneration of ground crew is composed of basic salary, wage for seniority, position-points salary, performance bonuses, allowances and benefits. The remuneration of aircrew is composed of basic salary, flight hour fees, flight benefits and other incentives. Training program Focusing on strategic goals and strategic processes, the Group has formulated talent training plans based on the modern development needs of CEA’s governance system and governance capabilities, improved the multi-tier and multi-form talent training mechanism, and strived to build various platforms for the growth of employees and advocated and encouraged employees to grow on their work position to realise the improvement of work ability and self-worth. As affected by COVID-19, the Group adjusted its training programme in a timely manner, developed online training methods, and provided various types of trainings for employees at all levels. Management personnel training The Group has continued to provide special trainings for middle and senior management personnel and training for young management personnel. The courses cover safety management, compliance management, leadership training and innovative thinking training to enhance the international vision and comprehensive capabilities of management personnel. Core technician training In order to meet the needs for the Group’s route network deployment, global route network and international development, the Group has successively introduced advanced fuel-efficient models including A320NEO, A350- 900 and B787-9 in recent years, and carried out a full range of trainings for flight, cabin, ground and maintenance personnel to ensure the safe operation of the new models. The Group has continuously optimised and improved flight, marketing and machine maintenance related training, enhanced the pertinence of on-the-job training, and strengthened the effectiveness of training. The Group has also organised regular vocational skill competitions for pilots and maintenance personnel to further enhance the core job skills of employees. Backup talents training The Group paid attention to the establishment of talent team. The Group has opened up the channels for talent growth, accomplishments and success, implemented market-based compensation, established and improved the reserve talent echelon training system with the “Swallow, Wing, Fly, Eagle” programme as the focus. The Group continued to expand the scientific research team and improve the incentive and restraint mechanism, with an aim to accelerate the introduction and training of high-end scientific research talents. Enhancement of learning platform The Group has promoted the construction of the online learning platform “CEA Easy Learning”, and provided employees at different positions with trainings in respect of flight, crew, air support, ground services, leadership development, sales and safety management. The Group conducted researches based on the needs of each department unit to continuously optimise and improve the online training system, enhance the stability of the system, and realise precise and personalized course scheduling.

Report of the Directors 49 The Board is pleased to present the audited financial report of the Group for the year ended 31 December 2021. Group Results Further discussion and analysis on the business of the Group for the year ended 31 December 2021, including a fair review of the business of the Group, description of the principal risks and uncertainties facing the Group and highlight of the Group’s business development in the future, are set out in Chairman’s Statement from page 20 to 27 and Review of Operations and Management’s Discussion and Analysis from page 30 to 48 of this annual report. The results of the Group for the year ended 31 December 2021 and the financial position of the Company and the Group as at that date, prepared in accordance with IFRSs and PRC Accounting Standards, are set out in the financial statements. The geographical analysis of the Group’s revenue from its business is as follows: Revenue PRC Accounting Standards IFRSs RMB million RMB million Domestic 56,133 56,133 Regional (Hong Kong, Macau and Taiwan) 441 441 International 10,553 10,553 Total 67,127 67,127 Critical Accounting Policies Critical accounting policies are defined as those which reflect significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. The Group’s audited consolidated financial statements have been prepared in accordance with IFRSs. The Group’s principal accounting policies are set forth in note 2 to our audited consolidated financial statements. IFRSs require the Group to adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting estimates and judgments made in the preparation of these financial statements are identified and set forth in note 3 to our audited consolidated financial statements.

50 China Eastern Airlines Corporation Limited 2021 Annual Report Report of the Directors Dividend On 30 March 2022, the Board considered and approved the 2021 profit distribution proposal in the second regular meeting in 2022, and recommended the Company not to distribute profit for 2021. The independent non-executive directors of the Company consider that the Company’s 2021 profit distribution proposal is in line with the objective situation of the Company, that the consideration procedures are legal and valid, and that the proposal is in line with the Company Law, the Securities Law, relevant laws and regulations of the CSRC and the Shanghai Stock Exchange and the relevant provisions of the Articles of the Company. The proposal does not damage the interests of investors, especially the interests of small and medium shareholders. The independent non-executive directors of the Company agreed to submit the 2021 profit distribution proposal to the 2021 annual general meeting of the Company for consideration. The aforesaid profit distribution proposal is subject to consideration and approval at the 2021 annual general meeting of the Company. Dividend Policy The Company has formulated a comprehensive dividend policy and will implement it in accordance with the Articles and applicable laws and regulations. Pursuant to the Articles, the Company may distribute dividends by way of cash, shares, a combination of cash and shares, or in other reasonable manner in compliance with laws and regulations. Following the end of each fiscal year, the Board shall review the profit distribution plan and submit it to the general meeting for voting. If the profit distribution plan is approved at the general meeting, the Board shall complete the distribution within two months after the general meeting. Unless otherwise decided by the general meeting, the general meeting shall authorise the Board to distribute interim dividends. Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions: (1) the Company records a profit for the year, and the auditor issues an unqualified audited report on the Company’s financial statements for that particular year; (2) the distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realised by the Company for the year is positive in value; (3) the Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development. Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the Board may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor. For further details of the Company’s dividend policy, please refer to Chapter 16: Financial and Accounting Systems and Profit Distribution of the Articles.

51 Report of the Directors Share Capital As at 31 December 2021, the share structure of the Company is set out as follows: Total number of shares Approximate percentage in shareholding (%) I A shares 13,697,662,301 72.57 1. Listed shares with trading moratorium 3,889,176,619 20.60 2. Listed shares without trading moratorium 9,808,485,682 51.97 II H Shares 5,176,777,777 27.43 1. Listed shares with trading moratorium 517,677,777 2.74 2. Listed shares without trading moratorium 4,659,100,000 24.69 III Total number of shares 18,874,440,078 100.00 Note: As at 31 December 2021, the total number of A shares of the Company amounted to 13,697,662,301 shares, among which, listed shares with trading moratorium amounted to 3,889,176,619 shares (among which, 273,972,602 shares were held by China Structural Reform Fund Corporation Limited; 1,120,273,142 shares were held by Juneyao Group, Juneyao Airlines, a non-wholly owned subsidiary of Juneyao Group, and Shanghai Jidaohang, a wholly-owned subsidiary of Juneyao Airlines and 2,494,930,875 shares were held by CEA Holding), and listed shares without trading moratorium amounted to 9,808,485,682 shares. The total number of H shares of the Company amounted to 5,176,777,777 shares, among which, listed shares with trading moratorium amounted to 517,677,777 shares (which were held by Juneyao Hong Kong, a wholly-owned subsidiary of Juneyao Airlines), and listed shares without trading moratorium amounted to 4,659,100,000 shares. The total number of shares issued by the Company amounted to 18,874,440,078 shares. Number of Shareholders As at 31 December 2021, the total number of registered shareholders of the Company was 164,642.

Report of the Directors Non-public Offering of A Shares On 9 November 2021, the Company completed the non-public offering of 2,494,930,875 A shares to CEA Holding. The offer price was RMB4.34 per share and the par value per share was RMB1.00, which raised approximately RMB10.828 billion. The net price to the Company of security were RMB4.34, and the closing price of A shares as at the date on which the terms of offering were fixed (i.e., 2 February 2021) was RMB4.62. The A shares under this non-public offering shall not be transferred within 36 months from the closing date of the offering. The net proceeds from the non-public offering of A shares will be used to supplement the Company’s working capital and repay debts. The non-public offering of A shares satisfies the Company’s capital needs for business development, further enhances the Company’s comprehensive strength, achieves sustainable development, strengthens the core competitiveness of long-term sustainable development, and effectively improves the Company’s ability to resist risks. In addition, the non-public offering of A shares enables the Company to reduce its debt amount, thereby improving the capital structure, reducing the asset-liability ratio, controlling financial costs, alleviating the pressure of the Company from implementing debt financing due to capital needs, and ultimately improving the Company’s financial stability. The use of proceeds is in line with the planned use of the raised proceeds disclosed by the Company, and there is no substantial variation. As of 31 December 2021, the raised proceeds have been fully utilized. Please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 30 March 2022. The use of the proceeds from the non-public offering of A shares by the Company is as follows: No. Project name Total investment amount RMB (hundred million) Intended amount of raised proceeds to be invested RMB (hundred million) 1 Supplementary working capital 48.28 48.28 2 Debt repayment 60.00 60.00 Total 108.28 108.28

Report of the Directors

Substantial Shareholders

So far as the Directors are aware, as at 31 December 2021, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests or short positions in the shares and/or underlying shares of the Company which were required to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued shares	Percentage in total issued shares
CEA Holding	A shares	7,567,853,802(L)[Note 2]	Beneficial owner	55.25%(L)	40.10%(L)
		457,317,073(L)[Note 2]	Interests of controlled corporation	3.34%(L)	2.42%(L)
	H shares	2,626,240,000(L)[Note 3]	Interests of controlled corporation	50.73%(L)	13.91%(L)
CES Global	H shares	2,626,240,000(L)[Note 3]	Beneficial owner	50.73%(L)	13.91%(L)
Juneyao Group	A shares	311,831,909 (L)[Note 4]	Beneficial owner	2.28%(L)	1.65%(L)
		808,441,233(L)[Note 4]	Interests of controlled corporation	5.90%(L)	4.28%(L)
	H shares	558,769,777(L)[Note 5]	Interests of controlled corporation	10.79%(L)	2.96%(L)
Juneyao Airlines	A shares	219,400,137(L)[Note 4]	Beneficial owner	1.60%(L)	1.16%(L)
		589,041,096(L)[Note 4]	Interests of controlled corporation	4.30%(L)	3.12%(L)
		311,831,909(L)[Note 4]	Others	2.28%(L)	1.65%(L)
	H shares	12,000,000(L)[Note 5]	Beneficial owner	0.23%(L)	0.06%(L)
		546,769,777(L)[Note 5]	Interests of controlled corporation	10.56%(L)	2.90%(L)
Juneyao Hong Kong	H shares	546,769,777(L)[Note 5]	Beneficial owner	10.56%(L)	2.90%(L)
Shanghai Jidaohang	A shares	589,041,096(L)[Note 4]	Beneficial owner	4.30%(L)	3.12%(L)
Wang Junjin	A shares	1,120,273,142(L)[Note 4]	Interests of controlled corporation	8.18%(L)	5.94%(L)
	H shares	558,769,777(L)[Note 5]	Interests of controlled corporation	10.79%(L)	2.96%(L)
Wang Han	A shares	1,120,273,142(L)[Note 4]	Interests of controlled corporation	8.18%(L)	5.94%(L)
	H shares	558,769,777(L)[Note 5]	Interests of controlled corporation	10.79%(L)	2.96%(L)
Ye Jinqi	A shares	1,120,273,142(L)[Note 4]	Interests of spouse	8.18%(L)	5.94%(L)
	H shares	558,769,777(L)[Note 5]	Interests of spouse	10.79%(L)	2.96%(L)

Notes:

1. The letter (L) denotes a long position. The data disclosed above is mainly based on the information provided on the website of the Hong Kong Stock Exchange (www.hkexnews.hk).

2. 7,567,853,802 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance, which in turn was entirely held by CEA Holding. Therefore, CEA Holding is deemed to be interested in the 457,317,073 A shares held directly by CES Finance.

3. CES Global directly held 2,626,240,000 H shares in the capacity of beneficial owner through HKSCC, and CEA Holding indirectly owned the entire interests of CES Global through CES Finance. Therefore, CEA Holding is deemed to be interested in the 2,626,240,000 H shares held directly by CES Global.

   As at 31 December 2021, CES Global had pledged 1,670,000,000 H shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 15 October 2021.

53

Report of the Directors

4. 311,831,909 A shares were held directly by Juneyao Group; 219,400,137 A shares were held directly by Juneyao Airlines; and 589,041,096 A shares were held directly by Shanghai Jidaohang. Each of Mr. Wang Han and Mr. Wang Junjin were interested in 35.63% and 71.77% of shares of Juneyao Group respectively; Juneyao Group is the controlling shareholder of Juneyao Airlines; and Juneyao Airlines owned the entire equity interests of Shanghai Jidaohang. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group is deemed to be interested in 219,400,137 A shares and 589,041,096 A shares held by Juneyao Airlines and Shanghai Jidaohang, respectively; Juneyao Airlines is deemed to be interested in 589,041,096 A shares held directly by Shanghai Jidaohang; Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares held directly by Juneyao Group, Juneyao Airlines and Shanghai Jidaohang, respectively; and Ms. Ye Jinqi is deemed to be interested in 1,120,273,142 H shares held indirectly by Mr. Wang Junjin.

   On 29 October 2019, Juneyao Group and Juneyao Airlines signed a Voting Rights Proxy Agreement to delegate the voting rights of 311,831,909 A shares held directly by Juneyao Group to Juneyao Airlines. Therefore, Juneyao Airlines is also deemed to be interested in the 311,831,909 A shares held directly by Juneyao Group.

   As at 31 December 2021, Juneyao Group had pledged 311,831,909 A shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 22 October 2021.

5. Juneyao Airlines directly held 12,000,000 H shares; and Juneyao Hong Kong directly held 546,769,777 H shares in the capacity of beneficial owner through HKSCC. Each of Mr. Wang Han and Mr. Wang Junjin were interested in 35.63% and 71.77% of shares of Juneyao Group respectively; Juneyao Group is the controlling shareholder of Juneyao Airlines; and Juneyao Airlines owned the entire equity interests of Juneyao Hong Kong. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group, Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 12,000,000 H shares and 546,769,777 H shares held directly by Juneyao Airlines and Juneyao Hong Kong; Juneyao Airlines is deemed to be interested in 546,769,777 H shares held directly by Juneyao Hong Kong; and Ms. Ye Jinqi is deemed to be interested in 558,769,777 H shares held indirectly by Mr. Wang Junjin.

   As at 31 December 2021, Juneyao Hong Kong had pledged 232,000,000 H shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 12 September 2019 and 22 October 2021.

Shareholders who are interested in 5% or more of any class of voting shares in the Company are obliged to disclose their interests, and short positions, in voting shares of the Company when (but not limited to) there is any change in the percentage of their respective share interests or the nature of their interests pursuant to the SFO.

According to the relevant disclosure requirements laid down by the CSRC, as at the end of the Reporting Period, the 10 largest registered shareholders, the 10 largest registered shareholders of shares without trading moratorium and the 10 largest registered shareholders of shares with trading moratorium on the register of members of the Company and their respective shareholdings are as follows:

Shareholdings of top ten shareholders

Name of shareholders	Nature of shareholders	Percentage (%)	Shareholding as at the end of the Reporting Period	Increase/ (decrease) in shareholding during the Reporting Period	Shares subject to trading moratorium held	Charged or locked-up shares
China Eastern Air Holding Company Limited	State-owned legal person	40.10%	7,567,853,802	2,494,930,875	2,494,930,875	Nil
HKSCC NOMINEES LIMITED	Overseas legal person	24.91%	4,701,279,905	-33,000	517,677,777	Unknown
Shanghai Jidaohang Enterprise Management Company Limited	Domestic non-state owned legal person	3.12%	589,041,096	0	589,041,096	Nil
China National Aviation Fuel Holding Company	State-owned legal person	2.66%	502,767,895	0	0	Nil
DELTA AIRLINES INC	Overseas legal person	2.47%	465,910,000	0	0	Nil
Shanghai Licheng Information Technology Consulting Co., Limited	Domestic non-state owned legal person	2.47%	465,838,509	0	0	charged 285,838,509
CES Finance Holding Co. Ltd.	State-owned legal person	2.42%	457,317,073	0	0	Nil
China Securities Finance Corporation Limited	State-owned legal person	2.28%	429,673,382	0	0	Nil
Shanghai Juneyao (Group) Co., Ltd.	Domestic non-state owned legal person	1.65%	311,831,909	0	311,831,909	charged 311,831,909
China Structural Reform Fund Corporation Limited	State-owned legal person	1.45%	273,972,602	0	273,972,602	Nil

54 China Eastern Airlines Corporation Limited | 2021 Annual Report

Report of the Directors

Shareholdings of top ten shareholders without trading moratorium

Name of shareholders	Shareholding of shares without trading moratorium	Type of shares held and shareholding: Type of shares held	Shareholding
China Eastern Air Holding Company Limited	5,072,922,927	RMB-denominated ordinary shares	5,072,922,927
HKSCC NOMINEES LIMITED	4,183,602,128	Overseas listed foreign shares	4,183,602,128
China National Aviation Fuel Holding Company	502,767,895	RMB-denominated ordinary shares	502,767,895
DELTA AIR LINES INC	465,910,000	Overseas listed foreign shares	465,910,000
Shanghai Licheng Information Technology Consulting Co., Limited	465,838,509	RMB-denominated ordinary shares	465,838,509
CES Finance Holding Co. Ltd.	457,317,073	RMB-denominated ordinary shares	457,317,073
China Securities Finance Corporation Limited	429,673,382	RMB-denominated ordinary shares	429,673,382
China COSCO Shipping Corporation Limited	232,919,254	RMB-denominated ordinary shares	232,919,254
Hong Kong Securities Clearing Company Ltd.	184,054,869	RMB-denominated ordinary shares	184,054,869
Central Huijin Asset Management Co., Ltd.	79,616,891	RMB-denominated ordinary shares	79,616,891
Description of the specialized account for repurchase among the top ten shareholders	N/A		
Explanation on the above-mentioned shareholders' authorized voting rights, entrusted voting rights and abstention from voting rights	Shanghai Jidaohang Enterprise Management Co., Ltd. and Shanghai Juneyao (Group) Co., Ltd. entrusted Shanghai Juneyao Airlines Co., Ltd. to vote on the matters considered at the general meeting of the Company in 2021.		
Description of any related party or concert party relationship among the above shareholders	CES Finance is 100% held by CEA Holding. Among the 4,701,279,905 shares held by HKSCC NOMINEES LIMITED, 2,626,240,000 shares were held by CES Global in the capacity of beneficial owner. CES Global was 100% held by CEA Holding. Juneyao Group is the controlling shareholder of Juneyao Airlines. Among the 4,701,279,905 shares held by HKSCC NOMINEES LIMITED, 546,769,777 shares were held by Juneyao Hong Kong in the capacity of beneficial owner. Juneyao Hong Kong was 100% held by Juneyao Airlines. The Company is not aware of any related party or concert party relationship among other top ten shareholders without trading moratorium.		

As at the end of the Reporting Period, CES Global has pledged 1,670 million H shares of the Company.

55

Report of the Directors Number of restricted shares held by the top ten shareholders and lock-up conditions Shareholding of shares with trading moratorium Trading details of shares with trading moratorium No. Name of Shareholders Date for listing and trading Number of shares newly available for listing and trading Lock-up conditions 1 China Eastern Air Holding Company Limited 2,494,930,875 9 November 2024 2,494,930,875 Non-public issue, lock-up period of 36 months 2 Shanghai Jidaohang Enterprise Management Company Limited 589,041,096 30 August 2022 589,041,096 Non-public issue, lock-up period of 36 months 3 Shanghai Juneyao Airline Hong Kong Limited 517,677,777 29 August 2022 517,677,777 Non-public issue, lock-up period of 36 months 4 Shanghai Juneyao (Group) Co., Ltd. 311,831,909 30 August 2022 311,831,909 Non-public issue, lock-up period of 36 months 5 China Structural Reform Fund Corporation Limited 273,972,602 30 August 2022 273,972,602 Non-public issue, lock-up period of 36 months 6 Juneyao Airlines Co., Ltd 219,400,137 30 August 2022 219,400,137 Non-public issue, lock-up period of 36 months Description of any related party or concert party relationship among the above shareholders Juneyao Airlines is a holding subsidiary of Juneyao Group; Juneyao Hong Kong and Shanghai Jidaohang are wholly-owned subsidiaries of Juneyao Airlines; Juneyao Group, Juneyao Airlines, Juneyao Hong Kong and Shanghai Jidaohang are parties acting in concert and hold approximately 8.90% of the shares of the Company. As at the end of the Reporting Period, Shanghai Juneyao Airline Hong Kong Limited has pledged 232 million H shares of the Company.

Report of the Directors

Controlling Shareholder and De Facto Controller

Controlling Shareholder and De Facto Controller

Name	China Eastern Air Holding Company Limited
Person in charge or legal representative	Liu Shaoyong
Date of establishment	9 August 1986
Principal business	Managing all the state-owned assets and equity interest formed and invested by the state in group company and its invested enterprises
Details of controlling interests and investments in other domestic and foreign listed companies during the Reporting Period	Directly or indirectly holds 7.24% equity of TravelSky (stock code 00696.HK); Indirectly control 40.50% equity of Eastern Air Logistics (stock code 601156.SH); Indirectly holds 15.00% equity of Juneyao Airlines (stock code 603885.SH); Indirectly holds 0.19% equity of COSCO Shipping Holdings (stock code 601919.SH); Indirectly holds 0.19% equity of Trip.com Group (stock code 09961.HK); Indirectly holds 9.57% equity of Air France-KLM (stock code AF.PA).

The graph of shareholding and control relationship between the Company, the de facto controller and the controlling shareholder


State-owned Assets Supervision and Administration Commission of the State Council
68.42%
China Life Investment Holding Company Limited
11.21%
Shanghai Jiushi (Group) Co., Ltd.
10.19%
China Reform Asset Management. Co., Ltd.
5.09%
China National Travel Service Group Corporation Limited
5.09%
China Eastern Air Holding Company Limited
40.10% (A Shares)
100%
CES Finance Holding Co., Limited
2.42% (A Shares)
100%
CES Global Holdings (Hong Kong) Limited
13.91% (H Shares)
China Eastern Airlines Corporation Limited

57

Report of the Directors

Purchase, Sale or Redemption of Securities

During the year ended 31 December 2021, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed Securities ("Securities", having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

Pre-emptive Rights

Under the Articles and the laws of the PRC, no pre-emptive right exists, which requires the Company to offer new shares to its existing Shareholders on a pro rata basis.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors, as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2021 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08(1)(a) of the Listing Rules.

Shareholdings and Remuneration of Incumbent and Resigned Directors, Supervisors and Senior Management during the Reporting Period

Name	Position	Sex	Age	Effective date of appointment	expiry date of the term	Shares held at the beginning of the year (shares)	Shares held at the end of the year (shares)	Increase/ (decrease) in shareholding during the year	Total pre-tax remuneration received from the Company during the reporting period: Actual amount received in 2021 (RMB10,000)	Remuneration in 2020 (RMB10,000)	Whether remuneration is received from related parties
Liu Shaoyong*	Chairman	Male	63	31 December 2019	31 December 2022	–	–	–	–	–	Yes
Li Yangmin*	Vice Chairman, President	Male	58	31 December 2019	31 December 2022	3,960 (A shares)	3,960 (A shares)	–	–	–	Yes
Tang Bing*	Director	Male	55	31 December 2019	31 December 2022	–	–	–	–	–	Yes
Lin Wanli	Director	Male	60	23 June 2021	31 December 2022	–	–	–	–	–	No
Cai Hongping	Independent Non-executive Director	Male	67	31 December 2019	31 December 2022	–	–	–	20	–	No
Dong Xuebo	Independent Non-executive Director	Male	68	31 December 2019	31 December 2022	–	–	–	8	–	No
Sun Zheng	Independent Non-executive Director	Male	65	23 June 2021	31 December 2022	–	–	–	12	–	No
Lu Xiongwen	Independent Non-executive Director	Male	55	23 June 2021	31 December 2022	–	–	–	12	–	No
Jiang Jiang*	Employee representative Director Vice President	Male	57	28 December 2020 31 December 2019	31 December 2022 18 January 2021	–	–	–	–	–	Yes
Guo Lijun	Chairman of the Supervisory Committee	Male	50	29 March 2021	31 December 2022	–	–	–	49.84	61.44	No

58 China Eastern Airlines Corporation Limited | 2021 Annual Report

Report of the Directors

Name	Position	Sex	Age	Effective date of appointment	expiry date of the term	Shares held at the beginning of the year (shares)	Shares held at the end of the year (shares)	Increase/ (decrease) in shareholding during the year	Total pre-tax remuneration received from the Company during the reporting period: Actual amount received in 2021 (RMB10,000)	Total pre-tax remuneration received from the Company during the reporting period: Remuneration in 2020 (RMB10,000)	Whether remuneration is received from related parties
Fang Zhaoya*	Supervisor	Male	53	31 December 2019	31 December 2022	–	–	–	–	–	Yes
Zhou Huaxin	Employee representative Supervisor	Male	51	10 December 2020	31 December 2022	–	–	–	55.51	–	No
Xi Sheng*	Chairman of the Supervisory Committee Vice President	Male	59	31 December 2019 18 January 2021	18 January 2021 31 December 2022	–	–	–	–	–	Yes
Zhou Qimin*	Chief Financial Officer Vice President	Male	54	28 August 2020 18 January 2021	31 December 2022 31 December 2022	–	–	–	–	–	Yes
Feng Dehua*	Vice President	Male	56	31 December 2019	31 December 2022	–	–	–	–	–	Yes
Cheng Guowei*	Vice President	Male	52	15 January 2020	31 December 2022	–	–	–	–	–	Yes
Liu Tiexiang*	Vice President	Male	56	29 April 2020	31 December 2022	–	–	–	–	–	Yes
Wang Jian	Board Secretary	Male	48	31 December 2019	31 December 2022	–	–	–	55.16	62.58	No
Retired											
Shao Ruiqing	Independent Non-executive Director	Male	64	31 December 2019	23 June 2021	–	–	–	10	–	No
Total	/	/	/	/	/	**3,960 (A shares)**	**3,960 (A shares)**	/	**222.51**	**124.02**	/

Note 1: *Such Director, Supervisor and senior management received emoluments from CEA Holding, the controlling shareholder, in respect of his/her directorship or senior management positions in the Company and its subsidiaries.

Note 2: Mr. Li Yangmin directly held 3,960 A shares in the capacity of beneficial owner.

Note 3: Mr. Guo Lijun has served as the chairman of the Supervisory Committee of the Company since March 2021. The period of remuneration disclosure is from March to December 2021, and the actual amount of the annual salary in 2020 is the whole year of 2020.

The Company confirmed that, none of the Director has waived or agreed to waive any emolument.

59

Report of the Directors Mr. Liu Shaoyong is currently the Chairman and party secretary of the Company and Chairman and party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of the CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, and chairman of China Southern Airlines Co., Limited from November 2004 to December 2008. Mr. Liu served as president and vice party secretary of CEA Holding from December 2008 to December 2016, and has become the Chairman of the Company since February 2009. He has served as the Chairman and party secretary of CEA Holding since December 2016 and the party secretary of the Company since December 2017. Mr. Liu is also currently a member of the 13th National Committee of the Chinese People’s Political Consultative Conference, and a council member of International Air Transport Association. Mr. Liu graduated from the Civil Aviation Flight College of China and obtained a Master of Business Administration degree from Tsinghua University. He holds the title of professorate senior pilot. Mr. Li Yangmin is currently the Vice Chairman, President and vice party secretary of the Company, and a director, the president and vice party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of Northwest Company (西北航空公司), general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. From October 2005 to March 2019, he was also a vice president of the Company. He served as the Safety Director of the Company from July 2010 to November 2012. He has become a party member of CEA Holding since May 2011. He was a Director of the Company from June 2011 to August 2018 and served as the party secretary of the Company from June 2011 to December 2017. He has served as a vice party secretary of CEA Holding since August 2016 and was a vice president of CEA Holding from August 2016 to February 2019. Since December 2017, he has served as a vice party secretary of the Company. He has served as a director and the president of CEA Holding since February 2019 and the President of the Company since March 2019. He has served as the Vice Chairman of the Company since May 2019 and vice president of China Association for Public Companies since August 2019. Since November 2019, he has served as a director of Juneyao Airlines Co., Ltd. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professorate senior engineer. Mr. Tang Bing is currently a Director and vice party secretary of the Company and a director and vice party secretary of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager representing Chinese shareholder) of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Limited), office director of China Southern Airlines Holding Company and president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to February 2010, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines Co., Limited from February 2010 to December 2011. He served as the chairman and executive director of Shanghai Airlines Co., Limited from January 2012 to January 2018 and a vice president of the Company from February 2010 to March 2019. He was appointed a party member of CEA Holding in May 2011. He served as a Director of the Company from June 2012 to August 2018 and a vice president of CEA Holding from December 2016 to February 2019. He has served as a director and vice party secretary of CEA Holding since February 2019, a vice party secretary of the Company since March 2019 and a Director of the Company since May 2019. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yatsen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Report of the Directors Mr. Lin Wanli is currently a Director of the Company, an external director of China Eastern Airlines and an external director of central state-owned enterprise. Mr Lin served as a vice party secretary and secretary of the disciplinary committee of the Tunnel Bureau of the Ministry of Railways, vice chairman and party secretary of China Railway Tunnel Group, and vice party secretary, secretary of the disciplinary committee and chairman of the labour union of China Northern Locomotive and Rolling Stock Industry (Group) Corporation. He served as the president and party secretary of China Railway Materials Commercial Corporation and chairman and party secretary of China Railway Materials Company Limited, director and party secretary of China National Aviation Fuel Group Corporation, and chairman of China Aviation Oil (Singapore) Corporation Ltd and an Independent non-executive Director of the Company. Since June 2021, Mr Lin has been a director of the Company. Mr. Lin currently served as the external director of China National Agricultural Development Group Co., Ltd. and non-executive director of China Construction Technology Co., Ltd. Mr. Lin graduated from the Economics Faculty of Shandong University and obtained an Executive Master’s Degree in Business Administration from Tsinghua University. He is a researcher-level senior political work specialist and senior economist. Mr. Cai Hongping is currently an Independent non-executive Director of the Company. Mr. Cai currently serves as the chairman of AGIC Capital. He is a resident of Hong Kong, special administrative region of China. He worked for Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1993. He participated in the listing of Sinopec Shanghai in Hong Kong and the United States (the first company of the PRC to be listed in the stock exchanges of Hong Kong and the United States) and is one of the founders of H shares in the PRC. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1996 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010 and chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015, and has served as the chairman of AGIC Capital since February 2015. Since June 2016, Mr. Cai has served as an Independent non-executive Director of the Company. Mr. Cai is also an independent director of COSCO SHIPPING Development Co., Ltd., Shanghai Pudong Development Bank Co., Ltd and BYD Company Limited. Mr. Cai graduated from Fudan University, majoring in mass communications. Mr. Dong Xuebo is currently an Independent non-executive Director of the Company. Mr. Dong served as the deputy mayor of Luoyang City, Henan Province, deputy director of the comprehensive planning department and director of the comprehensive programming department of the Ministry of Transport, assistant to the president of China Merchants Group, general manager of Huajian Transportation Economic Development Center, assistant to the president of China Merchants Group, executive vice chairman, director, CEO and party secretary of China Merchants Highway, general counsel of China Merchants Group and the external director of China Shipbuilding Industry Group Co., Ltd.. Since December 2019, Mr. Dong has served as an Independent non-executive Director of the Company. Currently, Mr. Dong is also an external director of China National Machinery Industry Corporation. Mr. Dong obtained a postgraduate degree. Mr. Sun Zheng, is currently an Independent non-executive Director of the Company, a senior professor at Shanghai University of Finance and Economics, the vice president of the Accounting Society of China, the vice president of the Accounting Society of Shanghai. Mr. Sun has served as an Independent non-executive Director of the Company since June 2021. Mr. Sun has currently served as an independent director of Bank of Shanghai Co., Ltd., Shanghai Rural Commercial Bank Co., Ltd., Industrial Securities Co., Ltd. and COFCO Capital Holdings Co., Ltd. Mr. Sun graduated from Shanghai University of Finance and Economics with a doctoral degree in economics, and is a Chinese Certified Public Accountant. Mr. Lu Xiongwen is currently an Independent non-executive Director of the Company, the dean, a professor and doctoral supervisor of the School of Management of Fudan University and the vice chairman of the sixth session of the China National MBA Postgraduate Education Supervisory Committee. Mr. Lu served as a supervisor of SPD Silicon Valley Bank. Mr. Lu has been the Independent non-executive Director of the Company since June 2021. Currently, Mr. Lu also serves as an independent director of Shanghai Jinqiao Export Processing Zone Development Co., Ltd., Baoshan Iron & Steel Co., Ltd., SPD Silicon Valley Bank and Morgan Stanley Huaxin Securities Co., Ltd. Mr. Lu graduated from Fudan University with a doctoral degree in economics.

Report of the Directors Mr. Jiang Jiang is currently the employee representative Director, chairman of the labour union of the Company and the employee representative director and chairman of the labour union of CEA Holding. Mr. Jiang joined the civil aviation industry in 1986, and successively worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he served as the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and vice party secretary of the Shanxi Branch. From June 2014 to December 2016, he served as the general manager and vice party secretary of China Eastern Airlines Wuhan Limited. From December 2016 to February 2017, he served as the person-incharge of the safety operation management of the Company. From February 2017 to January 2021, he served as a vice president and party member of the Company. From July 2020 to August 2021, he served as the Safety Director of the Company. Since November 2020, he has served as the chairman of the labour union of the Company and CEA Holding. Since December 2020, he has served as the employee representative director of the Company and CEA Holding. Mr. Jiang graduated from the Civil Aviation Flight College of China majoring in air traffic control and aviation of aviation transportation, and obtained an Executive Master of Business Administration degree from Fudan University. He has the title of professorate senior pilot. Mr. Guo Lijun is currently the chairman of the Supervisory Committee and Chief Economist of the Company. Mr. Guo joined the civil aviation industry in 1994. Mr. Guo had taken up the position as the Officer of the Secretariat of the Board of the Company. He served as the General Manager of the Legal Department of the Company and the Deputy Director of the Legal Department of CEA Holding from April 2009 to August 2014; served as the General Counsel Legal Adviser of the Company from December 2011 to December 2017; served as the Service Director of the Company from July 2013 to June 2014; served as the General Manager of the Planning and Development Department of the Company from June 2014 to September 2016; and served as the General Manager of the Company’s Beijing branch from September 2016 to April 2018. Mr. Guo has served as the Chief Economist of the Company since December 2017. From April 2018 to April 2020, he temporarily served as a member of the Standing Committee of the Wuhu Municipal Committee and Deputy Mayor of Wuhu Municipal Government, Anhui Province. He has served as the chairman of the Supervisory Committee of the Company since March 2021. Mr. Guo graduated from the Zhongnan University of Economics and Law, majoring in law. He obtained a master’s degree in law from the University of Washington in the United States, a master’s degree in law from Fudan University and an Executive Master of Business Administration degree from Fudan University. Mr. Guo has the title of corporate legal adviser. Mr. Fang Zhaoya is currently a Supervisor of the Company and the head of the strategic development department of CEA Holding. Mr. Fang joined the civil aviation industry in 1989. He served as the director of the time control office of the production planning department and the director of the A310/300 workshop of the route department of the maintenance base of China Northwest Airlines Co., Ltd., and the deputy director of the technical maintenance control centre (TMCC) for production of the route department and the deputy head of the quality control department of the maintenance base of the Northwest Branch of the Company, and the manager of the production planning centre of the maintenance management department and the manager of the business development department and the manager of the aircraft selection and lease and sales management department and the acting responsible person as claims manager of the aircraft selection and lease of China Eastern Air Engineering & Technique Co., Ltd., the deputy general manager of China Eastern Air Engineering & Technique Co., Ltd. from May 2015 to June 2017, and the general manager of the planning department of the Company from June 2017 to April 2019. He has been the head of the strategic development department of CEA Holding since April 2019 and a Supervisor of the Company since December 2019. Mr. Fang graduated from the Department of Aviation Machinery of China Civil Aviation Institute majored in thermal power machinery and equipment. He obtained a master’s degree from the Northwestern Polytechnical University majored in aviation engineering, and holds the title of senior engineer. Mr. Zhou Huaxin is currently the employee representative Supervisor of the Company and the head of Mass Organization department of the Company and CEA Holding. Mr. Zhou joined the civil aviation industry in 1993 and served as the deputy director of general office and director of research office of CEA Holding and office director of the Company. He served as the director of general office and director of foreign affairs office (Hong Kong, Macao and Taiwan affairs office) of CEA Holding from June 2014 to August 2017; the party secretary and vice president of the Anhui branch of the Company from August 2017 to April 2018; and the executive vice president and party member of the Beijing branch of the Company from April 2018 to September 2020. He has served as the head of Mass

Report of the Directors Organization department of the Company and CEA Holding since September 2020, and the employee representative Supervisor of the Company since December 2020. Mr. Zhou graduated from Lanzhou University majoring in Marxism, and obtained a master’s degree in economics from the Renmin University of China majoring in national economic planning and management and an Executive Master of Business Administration degree from the School of Management of Fudan University. He holds a senior political worker title. Mr. Xi Sheng is currently a vice president and party member of the Company and a vice president, party member and the chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilisation and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (中國審計事務所). He was also the deputy head and head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. From June 2012 to January 2021, he was a Supervisor of the Company. From June 2016 to January 2021, he was the chairman of the Supervisory Committee of the Company. He served as the head of the audit department of CEA Holding from December 2017 to November 2018, and has served as a vice president and party member of CEA Holding since January 2018. From November 2018 to May 2020, he served as the general manager of audit department of the Company and CEA Holding. Since January 2021, he has served as a vice president and party member of the Company. Mr. Xi is also the vice chairman of China Institute of Internal Audit. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA). Mr. Zhou Qimin is currently a vice president, the Chief Financial Officer and a party member of the Company and the chief accountant and a party member of CEA Holding. Mr. Zhou served as deputy head of the Finance Department of the eighth research institute of Shanghai Aerospace Bureau of China Aerospace Corporation, and head of the Finance Department, chief accountant and a member of party committee of the eighth research institute of China Aerospace Science and Technology Corporation. He served as the head of financial department of Commercial Aircraft Corporation of China, Ltd. from April 2008 to October 2016, the deputy chief accountant of Commercial Aircraft Corporation of China, Ltd. from August 2014 to January 2018, the chief accountant of Commercial Aircraft Corporation of China, Ltd. from January 2018 to July 2020, a member of party committee of Commercial Aircraft Corporation of China, Ltd. from January 2018 to July 2018 and standing member of party committee of Commercial Aircraft Corporation of China, Ltd. from July 2018 to July 2020. He has served as the chief accountant and a party member of CEA Holding since July 2020, the Chief Financial Officer of the Company since August 2020, and a vice president and party member of the Company since January 2021. Mr. Zhou graduated from the Faculty of Mathematics of Gannan Normal University, majoring in mathematics. He also graduated from the Faculty of Management Engineering of University of Electronic Science and Technology of China, majoring in industrial management engineering, holds an undergraduate degree and is a researcher-level senior accountant. Mr. Feng Dehua is currently a vice president and party member of the Company and a vice president and party member of CEA Holding. Mr. Feng joined the civil aviation industry in 1989 and successively worked in China General Aviation Corporation, the Shanxi Branch of the Company and the sales and marketing system of the Company. From May 2009 to August 2009, Mr. Feng was the executive vice president for sales and marketing of passenger transportation department of the Company. From August 2009 to November 2011, he was the party secretary and vice president for sales and marketing of passenger transportation department of the Company. From November 2011 to August 2014, he was the president and vice party secretary of the Beijing Branch of the Company. From August 2014 to December 2017, he was the secretary of the disciplinary committee of the Company. He has served as a party member of the Company since August 2014. From September 2014 to February 2019, he has been the deputy head of party disciplinary inspection group of CEA Holding. Since December 2017, he has been a vice president of the Company. Since December 2019, he has been a party member and vice president of CEA Holding; Mr. Feng has also been the deputy director of China Air Transport Association. Mr. Feng graduated from Shanxi Finance and Economics Institute majoring in commercial business management, and obtained an Executive Master of Business Administration degree from Fudan University. He is qualified as a professorate senior economist.

Report of the Directors Mr. Cheng Guowei is currently a vice president and party member of the Company and a vice president, party member and the safety director of CEA Holding. Mr. Cheng joined the civil aviation industry in 1994 and served as the deputy chief engineer, chief engineer, director of flight maintenance and general manager of the flight maintenance engineering department of Shanghai Airlines Co., Limited from April 2005 to March 2010, the vice president of Shanghai Airlines Co., Limited from March 2010 to November 2010, the vice president and safety director of Shanghai Airlines Co., Limited from November 2010 to August 2011, the vice president, safety director and secretary of the disciplinary committee of Shanghai Airlines Co., Limited from August 2011 to July 2013, and the party secretary and vice president of Shanghai Airlines Co., Limited from July 2013 to September 2016. He served as the party secretary and vice president of the Northwest Branch of the Company from September 2016 to August 2017, and the president and vice party secretary of the Northwest Branch of the Company from August 2017 to November 2018. He served as the general manager and vice party secretary of China Eastern Airlines Technology Co., Ltd. from November 2018 to December 2019. He has served as a vice president and party member of CEA Holding since December 2019. He has served as a vice president and party member of the Company since January 2020. He served as the Safety Director of the Company from February 2020 to July 2020, and has served as the safety director of CEA Holding since February 2020. Mr. Cheng graduated from Nanjing University of Aeronautics and Astronautics majoring in aerodynamics and obtained a Master of Business Administration degree jointly offered by Beijing University of Technology and American City University. He holds the title of senior engineer. Mr. Liu Tiexiang is currently a vice president and party member of the Company and a vice president and party member of CEA Holding. Mr. Liu joined the civil aviation industry in 1983, and served as the manager of the flight training center of training department, the deputy general manager of the aviation safety technology department and the deputy general manager of the flight technology management department of Air China Company (中國國際航空公司), and the general manager of the flight technology management department, deputy chief and party member of the general fleet and chief and vice party secretary of the general fleet of Air China Limited (“Air China”). From April 2011 to August 2014, he served as the chief pilot of Air China. From March 2012 to January 2013, he also served as the general manager, party member and deputy secretary of the operation control center of Air China, and the deputy chief operating officer of Air China. From January 2013 to August 2014, he also served as the general manager and vice party secretary of the Southwest Branch of Air China. From August 2014 to March 2020, he served as the vice president and party member of Air China. From April 2015 to March 2020, he also served as the chief operating officer of Air China. From May 2016 to March 2020, he also served as the chairman of Beijing Airlines Co., Ltd. Since March 2020, he has served as a vice president and party member of CEA Holding. Since April 2020, he has served as a vice president and party member of the Company. Mr. Liu graduated from the Central Party School majoring in economics and management, and holds the title of professorate senior pilot. Mr. Wang Jian is currently the Board secretary of the Company. Mr. Wang joined the civil aviation industry in 1995 and served as deputy head of the Company’s office, the deputy general manager of the Shanghai Business Office of the Company, and the deputy general manager of the Shanghai Business Office of China Southern Airlines Company Limited. He served as the head of the Board office of the Company and a representative of the Company’s securities affairs. He has served as the Board secretary of the Company since April 2012. He also served as a general manager and chairman Eastern Airlines Industry Investment from November 2016. He served as a director of Eastern Air Logistics from June 2017, and also served as a director of AFK since July 2019. During his term as secretary to the Board and his relevant work, he designed and promoted the implementation of several capital and strategic projects of CEA. Mr. Wang graduated from Shanghai Jiao Tong University and has a Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University.

Report of the Directors

Mr. Shao Ruiqing was an Independent non-executive Director of the Company during the reporting period. Mr. Shao currently serves as a professor in accounting and a PhD supervisor at the Shanghai Lixin University of Commerce, the professional consultant of the Committee for Accounting Standards of the Ministry of Finance, the standing director of Accounting Society of China, a consultative committee member of the Ministry of Transport, as an expert in finance and accounting, and the deputy head of China Transportation Accounting Society. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University and the deputy dean of Shanghai Lixin University of Commerce. Mr. Shao served as an Independent non-executive Director of the Company from June 2015 to June 2021. Mr. Shao is currently an independent director of China Everbright Bank Co., Ltd, Shanghai International Port (Group) Co., Ltd, China Enterprise Company Limited and COSCO Shipping Development Co.,Ltd. Mr. Shao successively graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor's degree in economics, and master's and doctoral degrees in management. Mr. Shao spent two and a half years studying and being a senior visiting scholar in the U.K. and Australia. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995.

Changes in the Members of the Board and Management Personnel

For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 18 January, 26 January, 29 March, 30 March and 23 June 2021.

Appointment

Name	Date of Appointment	Reason for Change	Position
Xi Sheng	18 January 2021	Appointed by the Board	Vice president
Zhou Qimin	18 January 2021	Appointed by the Board	Vice president
Jiang Jiang	26 January 2021	Appointed by the Board	Member of the Aviation Safety and Environment Committee
Dong Xuebo	26 January 2021	Appointed by the Board	Member of the Audit and Risk Management Committee
Cai Hongping	26 January 2021	Appointed by the Board	Member of the Planning and Development Committee Chair the Nomination and Remuneration Committee when considering remuneration matters
Guo Lijun	29 March 2021 30 March 2021	Elected at the general meeting Elected by the Supervisory Committee	Supervisor Chairman of the Supervisory Committee
Lin Wanli	23 June 2021	Elected at the general meeting	Director

65

Report of the Directors Name Date of Appointment Reason for Change Position Sun Zheng 23 June 2021 Elected at the general meeting Independent non-executive Director Appointed by the Board Member and the Chairman of the Audit and Risk Management Committee Appointed by the Board Member of the Aviation Safety and Environment Committee Lu Xiongwen 23 June 2021 Elected at the general meeting Independent non-executive Director Appointed by the Board Member of the Nomination and Remuneration Committee Appointed by the Board Member of the Planning and Development Committee Cessation Name Date of Cessation Reason for Change Position resigned from Xi Sheng 18 January 2021 Work arrangement Supervisor Chairman of the Supervisory Committee Jiang Jiang 18 January 2021 Work arrangement Vice president Shao Ruiqing 23 June 2021 Term expired Independent non-Executive Director Member and the Chairman of the Audit and Risk Management Committee Member of the Aviation Safety and Environment Committee Dong Xuebo 23 June 2021 Work arrangement Member of the Nomination and Remuneration Committee Cai Hongping 23 June 2021 Work arrangement Member of the Planning and Development Committee

Report of the Directors

Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of corporate shareholders or other entities	Position(s) held	Date of appointment	Date of cessation
Lu Xiongwen	Shanghai New Huang Pu Industrial Group Co., Ltd.	Independent director	December 2018	February 2022
Jiang Jiang	China United Airlines	Chairman	January 2022	
	One Two Three Airlines Co., Ltd.	Executive director	April 2017	June 2021
	China Eastern Airlines Wuhan Limited	Chairman	May 2019	February 2021
Guo Lijun	CES International Financial Leasing Corporation Limited	Chairman	April 2021	
Fang Zhaoya	CES International Financial Leasing Corporation Limited	Director	August 2021	
	Eastern Air Logistics Co., Limited	Director	September 2021	
Zhou Huaxin	Eastern Airlines Hotel Co., Ltd.	Executive director	May 2018	March 2021
Xi Sheng	China Eastern Air Catering Investment Co., Ltd.	Chairman	November 2019	November 2021
	China Eastern Airlines Jiangsu Co., Ltd.	Chairman	January 2020	May 2021
	Eastern Aviation Import & Export Co., Ltd.	Chairman	April 2020	October 2021
Zhou Qimin	China Eastern Airlines Yunnan Co., Limited	Chairman	September 2020	April 2021
Feng Dehua	Pointsea Company Limited	Chairman	July 2021	
	China Logistics Group Limited	Director	January 2022	
Cheng Guowei	China Eastern Airlines Technology Co., Limited	Chairman	September 2021	
Liu Tiexiang	Shanghai Airlines Co., Limited	Chairman	June 2020	September 2021
	China Eastern Airlines Technology Application Research Center Co., Ltd.	Chairman	December 2020	September 2021
	One Two Three Airlines Co., Ltd.	Chairman	July 2021	September 2021

67

Report of the Directors Name Name of corporate shareholders or other entities Position(s) held Date of appointment Date of cessation Wang Jian Eastern Airlines Industry Investment (Luxembourg) Co., Ltd. Chairman July 2017 July 2021 Shao Ruiqing Huayu Automotive Systems Company Limited Independent director May 2015 June 2021 Tibet Urban Development and Investment Co., Ltd. Independent director May 2015 May 2021 China Enterprise Co., Ltd. Independent director June 2021 COSCO SHIPPING Development Co., Ltd. Independent director June 2021 Shareholdings of Directors, Chief Executive, Supervisors and Senior Management Save as disclosed above, as at 31 December 2021, none of the Directors, chief executive, Supervisors and members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors and members of senior management of the Company and their respective associates were taken or deemed to have under such provisions of the SFO), or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors). In 2021 and as at 31 December 2021, none of the Directors, chief executive, Supervisors, members of senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for equity securities or debt securities of the Company. As at the date of this report, CEA Holding is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO. Service Contracts of Directors and Supervisors None of the Directors or Supervisors has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). Interests of Directors and Supervisors in Contracts None of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party during the Reporting Period (the term “contract of significance” having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules). Management Contracts No contracts concerning the management and operation of the whole or any substantial part of the business of the Company were entered into or subsisted during the Reporting Period.

Report of the Directors Competing Interests During the Reporting Period, none of the Directors or the controlling Shareholder or each of their associates (as defined under the Hong Kong Listing Rules) had any interest in a business which competed or may compete with the business of the Group, or had or may have any conflict of interest with the Group. Remuneration of Directors and Supervisors Details of the remuneration of Directors and Supervisors are set out in note 8 to the financial statements prepared in accordance with IFRSs. Major Suppliers and Customers In 2021, purchases by the Company from the largest and five largest suppliers accounted for 14.75% and 23.77%, respectively, of the total operating expenses of the Company. Total income from sales to the Company’s five largest customers amounted to approximately RMB16,340 million, accounting for 24.34% of the Company’s total revenue. Among which, revenue from sales to the largest customer accounted for 7.41% of revenue from sales of goods or rendering of services. None of the Directors, Supervisors or any of their respective associates nor any Shareholders who, to the knowledge of the Directors, hold 5% or more of the Company’s share capital has any interest in any of the abovementioned suppliers and customers. Taxation The Company is subject to income tax at a rate of 25% (2020: 25%). Our effective income tax rate, however, may be lower than the rate of 25% because certain subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 16.5% or 15% rather than 25%. We had carried forward tax losses of approximately RMB34,445 million as at 31 December 2021 (2020: RMB15,310 million), which can be used to offset future taxable income between 2022 and 2028. Enterprise Income Tax of Overseas Non-Resident Enterprises In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to nonresident enterprise shareholders. As such, any H shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of HKSCC Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends. Individual Income Tax of Overseas Individual Shareholders In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the abovementioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (《關於個人所得稅若干政策問題的通知》(財稅字[1994]020號)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

Report of the Directors Medical Insurance The majority of the Group’s PRC employees participate in the medical insurance schemes organised by the municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond such contributions. For the year ended 31 December 2021, the Group’s medical insurance contributions charged to profit or loss amounted to RMB982 million (2020: RMB725 million). Employee Retirement Scheme Details of the Company’s employee retirement scheme and post-retirement benefits are set out in note 39 to the financial statements prepared in accordance with IFRSs. Staff Housing Benefits Details of the Group’s staff housing benefits are set out in note 8 to the financial statements prepared in accordance with IFRSs. Bank Loans and Other Borrowings Details of bank loans and other borrowings of the Company and the Group as at 31 December 2021 are set out in note 37 to the financial statements prepared in accordance with IFRSs. Interest Capitalised Interest capitalised by the Group as calculated in accordance with IFRSs for the year ended 31 December 2021 was RMB467 million. Property, Plant and Equipment Movements in property, plant and equipment of the Company and the Group for the year are set out in note 16 to the financial statements prepared in accordance with IFRSs. Reserves Details of movements in reserves of the Company and the Group for the year ended 31 December 2021 and profit distribution by the Company are set out in note 42 to the financial statements prepared in accordance with IFRSs. Donations During the year ended 31 December 2021, the Group made donations for charitable purposes amounting to approximately RMB1.27 million. Compliance with the Relevant Laws and Regulations which may have a Significant Impact on the Company During the year ended 31 December 2021, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group. Permitted Indemnity Provision The Company has purchased and maintained directors’ liability insurance throughout the year, which provides appropriate cover for legal actions brought against the Directors and directors of the subsidiaries of the Group arising from or in connection with the performance of their duties. The level of the coverage is reviewed annually.

Report of the Directors Contract of Significance Save as disclosed in this annual report, there was no contract of significance between the Company or any of its subsidiaries with the controlling Shareholder or its subsidiaries during the Reporting Period, nor contract of significance for the provision of services to the Company or its subsidiaries by the controlling Shareholder or its subsidiaries (the term “contract of significance” having the meaning ascribed thereto in Appendix 16 to the Hong Kong Listing Rules). Material Litigation As at 31 December 2021, the Group was not involved in any material litigation, arbitration or claim Future Plans for Material Investments and Capital Assets As at 31 December 2021, the Group did not have any future material investments or acquisition of capital assets approved by the Board. Significant Events The Company wishes to highlight the following information: 1. On 2 February 2021, at the ninth ordinary meeting of the ninth session of the Board, the Board considered and approved the resolution in relation to the non-public issuance of A shares to CEA Holding. On 29 March 2021, such resolution has been considered and approved at the 2021 first extraordinary general meeting of the Company. On 9 November 2021, the Company completed the non-public issuance of shares. For details, please refer to the announcements of the Company dated 2 February, 29 March and 10 November 2021, published on the website of the Shanghai Stock Exchange and Hong Kong Stock Exchange. 2. On 30 March 2021, at the 2021 second regular meeting of the ninth session of the Board, the Board considered and approved the resolution regarding the proposal on the appointment of the Company’s financial report auditor and internal control auditor for 2021, agreed to appoint PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for financial reports of domestic shares (A shares) and the US shares (ADR) for the year of 2021 and the internal audit controller, and appointed PricewaterhouseCoopers as the auditors of the Company for the financial reports of Hong Kong listed shares (H shares) for the year 2021. On 23 June 2021, such resolution has been considered and approved at the 2020 Annual General Meeting. For details, please refer to the announcements of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 30 March and 23 June 2021. 3. On 8 July 2021, Eastern Air Overseas (Hong Kong) Corporation Limited, a wholly owned subsidiary of the Company in Hong Kong, issued overseas SGD500 million credit enhanced bonds with a term of 5 years and an annual interest rate of 2.00%. For details, please refer to the announcement of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 9 July 2021. 4. On 21 March 2022, a Boeing 737 passenger aircraft of Eastern Air Yunnan, a subsidiary of the Company crashed during a flight from Kunming to Guangzhou. Since the plane crashed, the Company has attached great importance to the incident, immediately activated the emergency response plan and all efforts have been made to carry out the rescue and handle the aftermath. For details, please refer to the announcements dated 21 March 2022 of the Company published on the website of the Shanghai Stock Exchange and the website of the Stock Exchange of Hong Kong. Continuing Connected Transactions The continuing connected transactions of the Company were connected transactions taken place with CEA Holding, CEA Holding’s controlling subsidiaries and other related parties during the air transportation operations of the Company. The connected transactions were conducted based on normal commercial terms and in the interests of the Company and Shareholders as a whole and were fair and reasonable to the Shareholders of the Company.

Report of the Directors

The continuing connected transactions of the Company in 2021 are as follows:

Unit: RMB thousand

Transaction item	Actual amount incurred in 2021	Annual caps for connected transactions in 2021
Financial services		
– maximum balance of deposits	12,268,951	13,000,000
Financial services		
– maximum balance of loans		
(pursuant to the Rules Governing the Listing of Stocks		
on the Shanghai Stock Exchange)	6,000,000	13,000,000
Catering-related services and on-board supplies support services		
– services received	1,636,353	4,310,000
Property leasing related to catering support services		
– as a lessee		
– annual rent	2,250	8,000
Property leasing related to catering support service		
– as a lessee		
– total value of right-of-use assets	2,110	190,000
Property leasing related to catering support services		
– as a lessor		
– annual rent	47,862	90,000
Aviation ancillary services		
– total amount of payables	438,111	1,640,000
Aviation ancillary services		
– total value of right-of-use assets[note 1]	282,397	1,996,000
Import and export services	135,144	840,000
Properties leasing and construction and management agency services	230,944	287,000
Properties leasing and construction and management agency services		
– total value of right-of-use assets[note 2]	272,816	735,000
Advertising agency services	25,414	73,000
Aircraft finance lease services		USD5,231 million or
– total rental amount and service charge[note 3]	11,339,489	equivalent RMB
Aircraft finance lease services		
– total value of right-of-use assets[note 4]	11,061,374	20,712,000
Aircraft finance lease services		
– annual rent[note 5]	384,792	963,000
Aircraft finance lease services		
– total rent[note 6]	–	4,586,000
Aircraft finance lease services		
– total value of right-of-use assets[note 7]	–	4,016,000

72 China Eastern Airlines Corporation Limited | 2021 Annual Report

Report of the Directors Transaction item Actual amount incurred in 2021 Annual caps for connected transactions in 2021 Freight logistics business support services — services provided 273,166 450,000 Cargo terminal business support services — services received 369,407 800,000 Exclusive operation service for passenger aircraft cargo business 8,308,995 9,000,000 AIR FRANCE-KLM aviation transportation cooperation and support services — amount received (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange) 13,831 1,320,000 AIR FRANCE-KLM aviation transportation cooperation and support services — amount paid (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange) 65,361 1,000,000 Aviation information technology services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange) 229,530 1,500,000 Note 1: For aviation supporting services, the actual amount of connected transaction incurred in 2021 represents the total value of right-of-use assets for the involved vehicle equipment leasing at the end of 2021; Note 2: For property leasing and construction and management agency services, the actual amount of connected transaction incurred in 2021 represents the total value of right-of-use assets for the involved property leasing at the end of 2021; Note 3: For aircraft finance lease services, the actual amount of connected transaction incurred in 2021 represents the total lease amount (principal and interest) plus service charge for the newly-introduced finance lease aircraft in 2021; Note 4: For aircraft finance lease services, the actual amount of connected transaction incurred in 2021 represents the total value of right-of-use assets for the newly-introduced finance lease aircraft in 2021; Note 5: For aircraft operating lease services, the actual amount incurred in 2021 represents the lease amount paid in 2021 for the operating lease aircraft and engines; Note 6: For aircraft operating lease services, the actual amount incurred in 2021 represents the total lease amount of all lease terms for the newlyintroduced operating lease aircraft and engines in 2021; Note 7: For aircraft operating lease services, the actual amount incurred in 2021 represents the total value of right-of-use assets for the newlyintroduced operating lease aircraft and engines in 2021.

Report of the Directors

Notes:

1. Affected by COVID-19, air freight rates have increased. According to the business needs of the Company and the adjustment of operation strategy of China Cargo Airlines, the Company has raised the annual caps of the continuing connected transactions for the exclusive operation of passenger aircraft cargo business for 2021 and 2022. On 23 June 2021, the Board of the Company considered and approved the resolution regarding the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions with China Cargo Airlines for 2021 and 2022, and agreed that the estimated annual caps for continuing connected transactions of the Company and China Cargo Airlines for 2021 and 2022 will be adjusted to RMB9 billion and RMB8 billion, respectively. The resolution has been considered and approved at the general meeting of the Company held on 27 August 2021. For details, please refer to the announcements disclosed by the Company on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 23 June and 27 August 2021.

2. Affected by COVID-19, the global air cargo demand has increased, and it is expected that the relevant business service fees such as aircraft maintenance hourly rate and pallet leasing fees will increase. The Company has raised the annual caps of the continuing connected transactions for the cargo terminal business support services for 2021 and 2022. On 23 June 2021, the Board of the Company considered and approved the resolution regarding the annual caps for daily continuing connected transactions with Eastern Logistics for freight logistics-related support services in 2021 and 2022, and agreed that the estimated annual caps for continuing connected transactions of the freight logistics-related support services of the Company and Eastern Logistics for 2021 and 2022 will be adjusted to RMB450 million and 460 million, and the estimated annual caps for continuing connected transactions of the Cargo Terminal Business Support Services will be adjusted to RMB800 million and 830 million. For details, please refer to the announcements disclosed by the Company on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 23 June 2021.

3. In the future, the Company will have new long-term property leasing with Eastern Investment in Chengdu, Sichuan, Hangzhou, Zhejiang and other Support Bases. The annual caps for the continuing connected transactions of the property leasing and construction and management agency business between the Company and Eastern Investment for 2021 and 2022 will exceed the original estimated annual caps. On 30 August 2021, the Board of the Company considered and approved the resolution regarding the adjustment to the estimated annual caps for the daily continuing connected transactions of the property leasing and construction and management agency business between the Company and Eastern Investment for 2021 and 2022, and agreed to adjust the annual caps for continuing connected transactions for property leasing and construction and management agency business for 2021 and 2022 to RMB287 million and RMB330 million; and adjust the annual caps of the total value of the right-of-use assets relating to the leases for 2021 and 2022 to RMB735 million and RMB828 million. For details, please refer to the announcements disclosed by the Company on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 30 August 2021.

4. On 30 August 2019, the Company signed a continued connected transactions framework agreement in respect of the continued connected transaction of financial services, import and export services, catering services and related services, flight complementary services, property leasing and construction and management agency, advertising agency by mandate services, aircraft finance lease services, aircraft and aircraft engines operating lease services, freight logistics business support services with its connected person, CEA Holding and its subsidiaries, for a term of three years commencing from 1 January 2020 to 31 December 2022, and renewed the caps for transactions for 2020 to 2022. The following sets out the connected person relationship and the annual caps for 2022 for each of the renewed continuing connected transactions:

Agreements	Counterparties and connected person relationship	The annual caps for financial year ended 31 December 2022 (RMB, other than USD)
Renewal of existing agreements		
Financial Services Agreement — Balance of deposit	Eastern Air Group Finance Co., Ltd., which is directly interested as to 53.75% by CEA Holding, and is thus an associate of CEA Holding.	14,000,000,000
Aircraft Finance Lease Framework Agreement (2020–2022) — Rental in total (including principal and interest) and arrangement fee	CES Leasing is directly held as to 65% by CEA Holding, and thus CES Leasing and the lessor, which is a wholly-owned subsidiary of CES Leasing, are associates of CEA Holding.	USD5,286,000,000
— Total right-of-use assets value		20,928,000,000
Aircraft and Aircraft Engines Operating Lease Framework Agreement (2020–2022)	CES Leasing, the connected relationship of which is the same as above.	
— Annual rental		1,355,000,000
— Total annual rental		4,705,000,000
— Total right-of-use assets value		3,548,000,000

74 China Eastern Airlines Corporation Limited | 2021 Annual Report

Report of the Directors

Agreements	Counterparties and connected person relationship	The annual caps for financial year ended 31 December 2022 (RMB, other than USD)
Import and Export Services Agreement	Eastern Aviation Import & Export Co., Ltd., which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.	950,000,000
Flight Complementary Services Agreement	CEA Development Co., Ltd., which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.	
– Total amounts payable		1,860,000,000
– Total right-of-use assets value for lease of exclusive vehicles and equipment		1,900,000,000
Catering Services and Related Services Agreement	China Eastern Air Catering Investment Co., Ltd., which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.	
– services received		4,840,000,000
– the Company as the lessee – annual rent		8,000,000
– the Company as the lessee – total value of right-of-use assets		190,000,000
– the Company as the lessor – annual rent		100,000,000
Property Leasing and Construction and Management Agency Agreement	CEA Holding, which is directly or indirectly interested in 56.43% of the issued capital of the Company, and thus is a controlling Shareholder of the Company.	
– Amounts of rental and fee payable		330,000,000
– Total right-of-use assets value	Shanghai Eastern Airlines Investment Co., Limited, which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.	828,000,000
Advertising Services Agreement	China Eastern Airlines Media Co., Ltd., which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.	75,000,000
Freight Logistics Daily Connected Transactions Framework Agreement	Eastern Logistics, which is directly interested as to 40.50% by Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, and thus is an associate of CEA Holding.	
– Amount received for freight logistics business support services		460,000,000
– Amount paid for cargo terminal business support services		830,000,000
Annual caps set for the years ending 31 December 2022		
Exclusive Operation Agreement of Passenger Aircraft Cargo Business	China Cargo Airlines, which is directly interested as to approximately 83% by Eastern Logistics and in turn a non-wholly owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.	
– Transportation service fees received for passenger aircraft cargo business		8,000,000,000

For details of the abovementioned transactions, please refer to the announcements and circular published by the Company on the website of Hong Kong Stock Exchange on 30 August 2019, 28 August 2020, 23 June 2021, 23 July 2021 and 30 August 2021.

The independent non-executive Directors of the Company have reviewed the continuing connected transactions in 2021, and confirmed that:

(a) the transactions were entered into in the ordinary course of business by the Group;

(b) the transactions were conducted (i) on normal commercial terms or (ii) (if the comparable transaction was inadequate for judgment of whether the transaction was conducted on normal commercial terms) on terms no less favourable to the Company than those available to or from independent third parties (as the case maybe); and

(c) the transactions were conducted in accordance with the terms of agreement of the relevant transaction, and the terms of transactions were fair and reasonable and in the interests of the Shareholders of the Company as a whole.

75

76 China Eastern Airlines Corporation Limited 2021 Annual Report Report of the Directors For the purpose of Rule 14A.56 of the Listing Rules, PricewaterhouseCoopers, the auditors of the Company, have carried out procedures on the continuing connected transactions for the year ended 31 December 2021 in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. PricewaterhouseCoopers have issued their unqualified letter containing their findings and conclusions in respect of the continuing connected transactions disclosed above by the Group in accordance with Rule 14A.56 of the Listing Rules. A copy of the auditors’ letter has been provided by the Company to the Hong Kong Stock Exchange. In respect of each related party transaction disclosed in note 45 to the financial statements prepared in accordance with IFRSs, the Company confirms that it has complied with the relevant requirements under the Listing Rules (if applicable). Save as disclosed above, the related party transactions set out in note 45 to the financial statements prepared in accordance with IFRSs do not constitute connected transactions under the Listing Rules. Connected Transaction 1. In order to further clarify the respective management responsibilities of the Company and Eastern Air Catering, optimize the management and control model, improve the management and operation efficiency of the catering trolley and aircraft on-board supplies of the Company, strengthen the cost and quality control of the catering trolley and aircraft on-board supplies of the Company, and reduce capital costs such as material inventory, on 23 June 2021, the Board of the Company considered and approved the resolution regarding the Catering Trolley and Aircraft On-Board Supplies Assets Transfer Continuing Connected Transactions, and agreed that the Company and the related subsidiaries, namely Shanghai Airlines, Eastern Air Yunnan, Eastern Air Jiangsu and Eastern Air Wuhan transfer the catering trolley and aircraft on-board supplies assets to Eastern Air Catering. The transfer of assets amounted to approximately RMB123.41 million (tax excluded) and the Catering Trolley and Aircraft On-Board Supplies Assets Transfer Agreement with Eastern Air Catering shall be entered into separately pursuant to the united negotiation. On 30 August 2021, the Company and the related subsidiaries entered into the relevant agreements with Eastern Air Catering. Shanghai Airlines is a wholly-owned subsidiary of the Company, Eastern Air Yunnan, Eastern Air Jiangsu and Eastern Air Wuhan are the nonwholly owned subsidiaries of the Company. Eastern Air Catering is a non-wholly owned subsidiary of CEA Holding (the controlling Shareholder of the Company). Therefore, Eastern Air Yunnan, Eastern Air Jiangsu, Eastern Air Wuhan and Eastern Air Catering are connected persons of the Company within the meanings of the Hong Kong Listing Rules. The transactions contemplated under the Catering Trolley and Aircraft On-Board Supplies Assets Transfer Agreements constituted connected transactions under Chapter 14A of the Hong Kong Listing Rules. For details, please refer to the announcements disclosed by the Company on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 23 June and 30 August 2021. 2. In order to strengthen the capital strength of Eastern Air Catering, improve the operating conditions, enhance the sustainable development ability and market competitiveness, on 23 June 2021, the Board of the Company considered and approved the resolution regarding the Capital Increase to Eastern Air Catering by the Company, and agreed that the Company and CEA Holding shall make a capital increase in cash, in proportion to their respective shareholdings, to Eastern Air Catering of an aggregate amount of RMB310 million, of which the Company will increase its capital of Eastern Air Catering by RMB139.5 million in proportion to its equity and CEA Holding will increase its capital of Eastern Air Catering by RMB170.5 million in proportion to its equity. Prior to and after the capital increase, there is no change in the percentage of shareholdings held by the Company and CEA Holding in Eastern Air Catering, being the proportion as to 45% and 55%, respectively. Upon the completion of the capital increase, the registered capital of Eastern Air Catering increased to RMB660 million. On 30 September 2021, the Company entered into the Eastern Air Catering Capital Increase Agreement with its controlling shareholder, CEA Holding and its subsidiary, Eastern Air Catering. CEA Holding is the controlling Shareholder of the Company. Eastern Air Catering is the non-wholly owned subsidiary of CEA Holding. Therefore, CEA Holding and Eastern Air Catering are connected persons of the Company within the meanings of the Hong Kong Listing Rules. The transaction contemplated under the Eastern Air Catering Capital Increase Agreement constituted a connected transaction under Chapter 14A of the Hong Kong Listing Rules. For details, please refer to the announcements disclosed by the Company on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 23 June and 30 September 2021.

77 Report of the Directors Provision of Guarantees As of December 31, 2021, the balance of the guarantee provided by the Company for its wholly-owned subsidiary, Eastern Air Overseas (the overseas financing platform of the Company), was approximately RMB1.913 billion, and the guarantee amount was within the authorized amount approved by the General Meeting. Engagemnt and Dismissal of Auditors According to the relevant regulations of the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council on the “Notice on Issues Concerning the Audit of Financial Final Accounts of Central Enterprises by Accounting Firms” (Cai Kuai [2011] No. 24), due to the current accounting firm of the Company, Ernst & Young Hua Ming LLP (Special General Partnership) and Ernst & Young have provided auditing services for the Company for 8 consecutive years, reaching the upper limit of the number of years that can continuously provide auditing services. Therefore, the Company has changed the accounting firm. The second regular meeting of the Board of the Company in 2021 and the 2020 Annual General Meeting considered and approved the resolution regarding the Company’s appointment of the auditors for financial reporting and the auditors for internal control for the year 2021, and agreed to engage PricewaterhouseCoopers Zhongtian LLP (special general partnership) as the 2021 PRC domestic financial reporting auditor, US financial reporting auditor and internal control auditor, and to engage PricewaterhouseCoopers as the international financial reporting auditor of the Company for the year 2021, with a total audit fee of RMB12 million for financial reporting and internal control. For details, please refer to the announcements disclosed by the Company on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 30 March and 23 June 2021. This financial report has been audited by PricewaterhouseCoopers. It will retire at the 2021 annual general meeting, at which time the Company will submit a resolution to re-appoint it as the international financial report auditor of the Company for the year 2022. On behalf of the Board Liu Shaoyong Chairman Shanghai, the PRC 30 March 2022

Corporate Governance 78 China Eastern Airlines Corporation Limited 2021 Annual Report Corporate Governance Practices The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all Shareholders. The Board believes that sound corporate governance is essential to the development of the Company’s operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of high efficiency. The Company’s corporate governance practices include but not limited to the following documents: The Articles, Rules of Procedures for General Meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of presidents, working regulations of independent directors, management regulations of connected transactions and detailed working rules of the audit and risk management committee, detailed working rules of the planning and development committee, detailed working rules of the Nomination and remuneration committee, detailed working rules of the aviation safety and environment committee, management system for Information disclosure affairs, regulations for the management of investor relationship, regulations for the connected transactions. As at 31 December 2021 and as at the date of publication of this annual report, the Board has reviewed the relevant provisions under the code of corporate governance and corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance standards for the year ended 31 December 2021 met the requirements under the code provisions in the Code on Corporate Governance Practices (the “Code”). The Main Differences between the Corporate Governance Practices of the Home Country and the Corporate Governance Requirements of the New York Stock Exchange Listing Rules to be followed by U.S. Companies As a company established in China and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the NYSE, the Company is not only subject to applicable Chinese laws and regulations, including the “Company Law of PRC”, “Securities Law of PRC”, “the Code of Corporate Governance for Listed Companies”, and “the Guiding Opinions on Establishing an Independent Director System in Listed Companies” (the “Guiding Opinions on Independent Directors”), and is also subject to Hong Kong laws and regulations, including “the Listing Rules”, “the Companies Ordinance” and “the Securities and Futures Ordinance”, and is also subject to the corresponding U.S. federal securities laws and regulations, including “the U.S. Securities Exchange Act (1934)” (including its amendments) and “Sarbanes-Oxley Act (2002) )”. The New York Stock Exchange has established a series of corporate governance guidelines that listed companies must comply in accordance with the listing rules of the Stock Exchange. However, the NYSE also allows foreign issuers to comply with the relevant requirements of its “home country” and grants exemptions to the corporate governance guidelines of these companies. One of the conditions for the exemption is that the foreign issuer must summarize in its annual report the differences between the corporate governance-related requirements of the NYSE listing rules and the corporate governance norms of its “home country”.

79 Corporate Governance According to Section 303A.11 of the NYSE Listed Company Manual, the main differences between the implementation of corporate governance of the Company and the relevant regulations of the NYSE Listing Rules to be followed by US companies are as follows: Section 303A.01 of the NYSE Listed Company Manual requires that a majority of the Board of a listed company must be independent directors. As a listed company in China, the Company shall comply with the requirement in the Guiding Opinions on Independent Directors that at least one-third of the Board members must be independent directors. As a Hong Kong listed company, the Company should also comply with the requirements of the Listing Rules that require at least three independent directors of the Board, and at least one of them should have corresponding professional qualifications or accounting or related financial management expertise. As at 31 December 2021, 4 of the 9 directors of the Company were independent directors. In addition, the independence standards set forth in the Guiding Opinions on Independent Directors or the Listing Rules are also different from those set forth in the NYSE Listed Company Manual. Section 303A.03 of the NYSE Listed Company Manual requires listed companies to schedule regular meetings with only non-executive directors. In this regard, there is no corresponding requirement under applicable Chinese law or Hong Kong law. Section 303A.04 of the NYSE Listed Company Manual requires listed companies to have a nomination/corporate governance committee composed entirely of independent directors. According to PRC laws and applicable PRC listing rules, the majority of the members of the Nomination committee must be independent directors. Section 303A.04 of the NYSE Listed Company Manual also requires that the Nominating/Corporate Governance Committee must formulate its articles, setting out the objectives and responsibilities of the Committee, and the annual performance evaluation of the Committee. Listed companies are required to publish the articles of association of the committee on their company website and provide such website address in the annual report. At the third regular meeting of the fifth session of the Board of the Company held on 28 April 2009, the establishment of the nomination committee has been considered and approved, and the articles of the committee has been approved. On 19 March 2010, at the thirty-sixth ordinary meeting of the fifth session of the Board of Directors of the Company, it was agreed that the Nomination Committee, the Remuneration and Appraisal Committee were merged into the Nomination and Remuneration Committee, and the Working Rules of the Nomination and Remuneration Committee were approved. The Nomination and Remuneration Committee has three members, two of whom are independent non-executive directors of the Company. The working rules of the Nomination and Remuneration Committee are published on the Company’s website. Section 303A.05 of the NYSE Listed Company Manual requires that listed companies must establish a remuneration committee that is composed entirely of independent directors. In addition, the remuneration committee members must fulfill the independent requirements for the Remuneration Committee members set forth in Section 303A.02(a)(ii). Factors to be considered for independence include whether committee members have received advice fees, consulting fees or other compensation fees from the company, and whether the director concerned is affiliated with the listed company or its subsidiaries. According to Chinese law and the applicable Shanghai Stock Exchange listing rules, the majority of the members of the remuneration committee must be independent directors. As mentioned above, the Nomination and Remuneration Committee of the Company consists of two independent non-executive directors and one director. Sections 303A.06 and 303A.06 of the NYSE Listed Company Manual require listed companies to have an audit committee composed entirely of independent directors. In addition, audit committee members must fulfill the independence requirements set forth in Section 303A.02(a)(ii). Factors to be considered for independence include whether committee members have received advice fees, consulting fees or other compensation fees from the company, and whether the director concerned is affiliated with the listed company or its subsidiaries. According to applicable Chinese law and the Shanghai Stock Exchange listing rules, the majority of the members of the audit committee must be independent directors. As mentioned above, the Audit and Risk Management Committee of the Company consists of three independent non-executive directors. Section 303A.10 of the NYSE Listed Company Manual requires listed companies to formulate and disclose a code of business conduct and ethics applicable to directors, management and all employees. The Company has formulated a code of professional ethics applicable to directors, supervisors, general managers, financial controllers and other senior management personnel of the Company in accordance with the requirements of the Sarao Act (2002).

80 China Eastern Airlines Corporation Limited 2021 Annual Report Corporate Governance General Meetings and Shareholders General Meetings In 2021, the Company convened three general meetings in total. The main information is as follows On 29 March 2021, the Company held the first Extraordinary General Meeting in 2021. For details, please refer to the announcements published by the Company on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 29 March 2021. On 23 June 2021, the Company held the 2020 Annual General Meeting. For details, please refer to the announcements published by the Company on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 23 June 2021. On 27 August 2021, the Company held the second Extraordinary General Meeting in 2021. For details, please refer to the announcements published by the Company on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 27 August 2021. Attendance rate of Directors at general meetings were as follows: Directors Attendance/ Eligibility of Meetings Attendance Rate Liu Shaoyong 3/3 100% Li Yangmin 3/3 100% Tang Bing 2/3 66% Lin Wanli 2/2 100% Cai Hongping 3/3 100% Dong Xuebo 2/3 66% Sun Zheng 2/2 100% Lu Xiongwen 2/2 100% Jiang Jiang 3/3 100% Shao Ruiqing 1/2 50%

81 Corporate Governance Rights of Shareholders The procedures for the shareholders of the Company to convene an extraordinary general meeting, make inquiries to the Board and the procedures for proposing resolutions at the General Meeting are as follows: Procedures for Convening an Extraordinary General Meeting According to the relevant provisions of the Articles of Association and the Rules of Procedure for General Meetings of the Company, shareholders can convene general meetings by themselves. The main rules are as follows: — Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may request the Board to convene an extraordinary general meeting. Such request shall be made to the Board in writing. The Board shall, in accordance with the requirement of laws, administrative regulations and the Articles, make a response in writing on whether or not it agrees to convene an extraordinary general meeting within 10 days upon receipt of such request. — If the Board refuses to convene the extraordinary general meeting, or fails to make a response within 10 days upon receipt of such request, Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may propose to convene an extraordinary general meeting to the Supervisory Committee. Such proposal shall be made to the Supervisory Committee in writing. — If the Supervisory Committee agrees to convene the extraordinary general meeting, a notice convening the general meeting shall be issued within five days upon receipt of such request. Should there be any amendments to the original proposal in the notice, the consent of the relevant Shareholders shall be obtained. — If the Supervisory Committee fails to give the notice of the general meeting within the specified time limit, it shall be deemed to have failed to convene or preside over the general meeting, in which case, Shareholder(s) either individually or jointly holding over 10% of the Company’s shares for more than 90 consecutive days shall have the right to convene and preside over the meeting by themselves. Procedures for Inquiry of Shareholder Information Pursuant to the relevant requirements of the Articles and Rules of Procedures for General Meetings of the Company, the procedures for Shareholders to make enquiries to the Board are as follows: — Shareholders have the right to inspect or make copies of the Articles, minutes of general meetings, resolutions of Board meetings, resolutions of meetings of the Supervisory Committee and financial or accounting reports. — Shareholders may request to inspect the accounting books of the Company. In such case, such request shall be made to the Board office of the Company in writing and state its purposes. If the Company, on reasonable grounds, considers that the Shareholders are inspecting the accounting books for improper purposes and may result in damage to the Company’s legitimate interests, the Company may refuse the inspection and make written response to the Shareholders stating its reasons within 15 days upon delivery of the written request by the Shareholders. If the Company refuses the inspection, the Shareholders may make proposal to the People’s Court to request the Company to provide inspection of the accounting books of the Company.

82 China Eastern Airlines Corporation Limited 2021 Annual Report Corporate Governance Procedures for Shareholders to Propose Resolutions at the General Meeting of Shareholders Pursuant to the relevant requirements of the Articles and Rules of Procedures for General Meetings of the Company, the procedures for the Shareholders to propose resolutions at the general meeting are as follows: — Shareholder(s) either individually or jointly holding over 3% of the issued shares of the Company carrying the right to vote may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the general meeting. However, subject to the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders at least 14 business days before the date of holding the general meeting. Therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular. — The aforesaid proposed resolutions shall be reviewed by the Board and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the general meeting upon receipt of the proposed resolutions as soon as possible. If the Board considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the Board, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting. — The Board shall review the proposed resolutions in accordance with the following principles: Relevance. The Board shall review the resolutions proposed by the Shareholders. Matters in resolutions proposed by the Shareholders which have direct impact on the Company and are not outside the terms of reference of the general meeting as stipulated in the laws, regulations and the Articles shall be submitted to the general meeting for discussion. For matters which fail to meet the above requirements, it is recommended not to submit the proposed resolutions for discussion at the general meeting. Procedural issues. The Board may make decisions on procedural issues concerning resolutions proposed by the Shareholders. Consent of the proposing Shareholders shall be obtained if the proposed resolutions will be split up or combined for voting. In the event of any objection to the change by the proposing Shareholders, the convener of the general meeting may present the procedural issues to the general meeting for decision and discussions shall be conducted in accordance with the procedures decided by the general meeting. Please refer to the section headed “Corporate Governance — Investor Relations” of this report for details of the contact information for Shareholders to inspect the relevant information and propose extraordinary resolutions.

83 Corporate Governance The Board and Directors Power of the Board The Board of directors is responsible to the General Meeting and exercises the following functions and powers, including: — responsibility for convening general meetings and reporting to Shareholders on its work in such meeting; — implementing resolutions passed in general meetings; — deciding on the operating plan and investment proposals of the Company; — formulating the annual preliminary and final budget proposals; — formulating the Company’s profit distribution proposal and the proposal to offset losses; — formulating the Company’s proposals to increase or reduce the registered capital and proposals to issue debt securities; — drawing up proposals for the Company’s merger, demerger and dissolution; — deciding on the Company’s internal management structure; — employing or dismissing the Company’s president and board secretary; appointment, recruitment and dismissal of the vice president, chief financial officer, general counsel and other senior management of the Company on the nomination of the president, and the determination of their remuneration; — formulating the basic management systems of the Company; — formulating the amendment plan of the Articles of Association; — discharging any other powers and functions granted in general meeting.

84 China Eastern Airlines Corporation Limited 2021 Annual Report Corporate Governance The Board and the relevant specialised committees are responsible for the completeness of financial information and maintaining an effective internal control system and risk management of the Group, as well as preparing the financial statements of the Company. Setting the business objectives and overseeing the daily operations of the Company are the responsibilities of the chief executive officer. The Articles specify the duties and authorities of the Board and the management. The Board periodically reviews the duties and functions of the chief executive officer and the powers delegated to him to ensure that such arrangements are appropriate. In order to ensure the balance of powers and authorisation, the roles of the chairman and the chief executive officer have been clearly defined. The chairman of the Company is Mr. Liu Shaoyong, and the chief executive officer is Mr. Li Yangmin, the president of the Company. There are also other senior officers who are responsible for the daily management of the Company within their scope of duties. The Board continued to make strenuous efforts to establish and improve the Company’s corporate governance policies. In addition to corporate governance policies such as Rules of Procedures for General Meetings, Rules of Meeting of the Board, Working Regulations of Presidents and Working Regulations of Independent Directors, the Company has also established the Information Disclosure Management System, Regulations for the Management of Connected Transactions and Regulation of Inside Information Registration Management. In 2021, the Company formulated and refined relevant rules and regulations in a timely manner in accordance with regulatory requirements and working needs. The Company formulated “Administrative Measures for Total Salary of the Company”, “Management System for Authorization of the Board of the Company (Trial)”, and revised and improved the “Management System for Information Disclosure Affairs” and “Management System for Information Disclosure in the Inter-bank Bond Market”. Meeting of the Board The chairman leads the Board to ensure that the Board performs its various duties effectively and is responsible for drawing up the agenda of the meeting of the Board and considering other matters that the other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least three days prior to the meeting of the Board or its specialised committees. The chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors, continuous participation in meetings of the Board and of specialised committees of the Board and meetings with key persons in headquarters and other departments, the Directors are encouraged to update their skills, knowledge and their understanding of the Group. The Company has established a specialised organization, i.e. the office of the Board, to work for the Board. All the Directors have access to the service of the company secretary. The company secretary periodically updates the Board of the latest information on governance and regulatory matters. The Directors may seek independent professional advice through the chairman for the purpose of performing their duties, with the cost borne by the Company. Specialised committees may also seek professional advice. The company secretary is responsible for the records of the Board meetings. These minutes of meetings together with other related documents for the Board meetings shall be made available to all members of the Board. Board meetings are meant to enable the Directors to have open and frank discussions. In order to ensure sound corporate governance, as at the date of the publication of this annual report, the Board had four special committees in place, with their terms of reference drawn up in accordance with the principles set out in the Code. The company secretary was responsible for drafting minutes of meetings for the committees, and the committees report to the Board.

Corporate Governance

The Board held 14 meetings in 2021. Details of attendance of each Director at the Board meetings during the Reporting Period were as follows:

Directors	Attendance/ Eligibility of Meetings	Attendance rate
Liu Shaoyong	14/14	100%
Li Yangmin	14/14	100%
Tang Bing	14/14	100%
Lin Wanli	7/7	100%
Cai Hongping	14/14	100%
Dong Xuebo	14/14	100%
Sun Zheng	7/7	100%
Lu Xiongwen	7/7	100%
Jiang Jiang	14/14	100%
Shao Ruiqing	7/7	100%

Note: Each Director attended the respective Board meetings in person.

Directors

As at 31 December 2021, the Board consisted of nine Directors, including Mr. Liu Shaoyong (Chairman), Mr Li Yangmin (Vice Chairman, President), Mr. Tang Bing (Director), Mr. Lin Wanli (Director), four independent non-executive Directors, namely Mr. Cai Hongping, Mr. Dong Xuebo, Mr. Sun Zheng and Mr. Lu Xiongwen, and Mr. Jiang Jiang (employee representative Director).

Independent Non-Executive Directors

Independent non-executive Directors of the Company shall possess specialised knowledge and experience. They shall be able to play their roles of supervising and balancing to the fullest extent to protect the interests of Shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on assessment of independence pursuant to Rule 3.13 of the Listing Rules. Pursuant to Rule 3.13 of the Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence. All Directors (including independent non-executive Directors) are appointed for a term of three years. The formal appointment letters and the Articles have set out the terms and conditions of their appointment. Other than working relationships, the Directors, Supervisors and members of senior management of the Company do not have any financial, business or family connection with one another.

During the reporting period, the independent non-executive Directors of the Company strictly complied with the relevant laws and regulations, the Articles of Association and the relevant provisions of independent non-executive directors, actively performed their duties, participated in various major decisions, expressed independent opinions on matters such as continued transaction, profit distribution, external guarantees, the selection and appointment of senior management and the remuneration of the senior management, played an important role in the standardized operation of the Company and safeguarded the legitimate rights and interests of minority shareholders.

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86 China Eastern Airlines Corporation Limited 2021 Annual Report Corporate Governance Directors’ Interests All the Directors shall declare to the Board upon their first appointment their capacities as directors or any other positions held in other companies or institutions, the declaration of which shall be renewed once a year. When the Board of the Company discusses any motion or transaction and considers any Director has any conflict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to guidelines applicable to the Company, request from Directors their confirmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during each financial reporting period. Material related party transactions have been disclosed in the notes to the financial statements prepared in accordance with IFRSs of this report. Securities Transactions by Directors The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as the securities transactions code for the Directors. Each of the Directors and the Supervisors has been provided with a copy of the Model Code upon his appointment. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance of any Directors or the Supervisors with the required standard set out in the Model Code in 2021. The Company has also adopted the related provisions set out in Appendix 14 to the Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code as set out in Appendix 10 to the Listing Rules. The aforesaid code of conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and members of senior management of the Company. In addition, pursuant to the requirements of the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, the shares of the Company transferred by each of the Directors, Supervisors and members of senior management of the Company every year shall not exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within six months after they have sold their shares. They are also not allowed to sell the shares of the Company within six months after they have bought the shares of the Company. Additionally, within six months after their retirement, they are not allowed to transfer the shares of the Company held by them. All the employees who may have unpublished price sensitive information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations. Directors’ Responsibilities in Respect of Financial Statements The Directors confirm that they are responsible for the preparation of the financial statements of the Group. The Auditor’s Report of the Company’s auditors in respect of the financial statements is set out on pages 110 to 118 of this annual report. The Directors are not aware of any material uncertainties relating to events or conditions that may have a significant impact on the Company’s ability to continue as a going concern.

87 Corporate Governance Training of Directors Content of development of skills and training Directors participated Training course for directors of listed companies organised by the Association of Shanghai Listed Companies Lin Wanli Follow-up training course for independent directors organised by the Shanghai Stock Exchange Cai Hongping, Sun Zheng Training course for directors All Directors The Board office of the Company is responsible for organising, arranging and reviewing the training and continuing professional development of the Directors and members of the senior management. Training of Company Secretary In 2021, Mr. Wang Jian, the company secretary of the Company, took no less than 15 hours of relevant professional training. The Board office of the Company is responsible for arranging and reviewing the training and continuing professional development of the Directors and members of the senior management. Special Committees under the Board of Directors The Board of the Company consists of four special committees, namely the Audit and Risk Management Committee, the Planning and Development Committee, the Nomination and Remuneration Committee, and the Aviation Safety and Environment Committee. Each special committee earnestly performed its duties in accordance with the requirements of the articles or working rules of the committee, reviewed various proposals comprehensively and prudently, and proposed scientific and reasonable professional opinions and suggestions for the decision-making for the Board. Special Committee Category Name of members Audit and Risk Management Committee Sun Zheng*, Cai Hongping, Dong Xuebo Planning and Development Committee Tang Bing*, Dong Xuebo, Lu Xiongwen Nomination and Remuneration Committee Liu Shaoyong*, Cai Hongping, Lu Xiongwen Aviation Safety and Environment Committee Li Yangmin*, Sun Zheng, Jiang Jiang Note: Those annotated with * above represent the chairmen of the special committees, among which, when considering nomination related matters, the Nomination and Remuneration Committee shall be chaired by Mr. Liu Shaoyong; when considering remuneration related matters, the Nomination and Remuneration Committee shall be chaired by Mr. Cai Hongping.

88 China Eastern Airlines Corporation Limited 2021 Annual Report Corporate Governance Audit and Risk Management Committee As at 31 December 2021, the Audit and Risk Management Committee of the Company comprised Mr. Sun Zheng, Mr. Cai Hongping and Mr. Dong Xuebo. Mr. Sun Zheng is the chairman of the Audit and Risk Management Committee. On 23 June 2021, the terms of Mr. Shao Ruiqing has expired and he ceased being the chairman of the Audit and Risk Management Committee. The members of the Audit and Risk Management Committee are all independent non-executive Directors of the Company, among which Mr. Sun Zheng is an accounting professional. 1. Main Duties of the Audit and Risk Management Committee The Audit and Risk Management Committee is responsible for checking and monitoring the financial reports and internal control of the Company, checking and evaluating the overall risk management of the Company, in particular the risk management and risk control system for material decision, significant events and major business, and overseeing their implementation. 2. Attendance Rate of Members of the Audit and Risk Management Committee Meetings Members Attendance/ Eligibility of Meetings Attendance rate Sun Zheng 4/4 100% Cai Hongping 11/11 100% Dong Xuebo 10/10 100% Shao Ruiqing 7/7 100% Note: All members of the Audit and Risk Management Committee attended the respective Audit and Risk Management Committee meetings in person.

89 Corporate Governance 3. Performance of Audit and Risk Management Committee The Audit and Risk Management Committee held 11 meetings in 2021. The Company’s senior management, finance and accounting department and external and internal auditors were invited to attend the meeting. Based on the reports of the external and internal auditors, and with reference to the accounting principles and practices, and internal controls adopted by the Company, the Audit and Risk Management Committee conducted reviews of audits, internal control, risk management and financial statements with a view to assessing whether the requirements of the Listing Rules are complied with. The Company’s first quarterly results, interim results and third quarterly results for 2021 and the final results for 2020 had been discussed in the Audit and Risk Management Committee’s meetings before they were submitted to the Board for approval. The Board did not have any disagreement on the selection, appointment, resignation and dismissal of external auditors. Please refer to the “2021 Performance Report of the Audit and Risk Management Committee” published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange by the Company on 30 March 2022 for the performance of the Audit and Risk Management Committee. In addition, the Audit and Risk Management Committee also conducted other compliance work to comply with PRC and USA reporting requirements in 2021, including guiding and overseeing the development of internal controls, listening and reviewing the overall plan for risk management, implementing risk management work in accordance with the requirements of the relevant regulatory authorities in full scale, reviewing the Company’s compliance with the Sarbanes-Oxley Act and considering the work undertaken by the management, including management assessment, to ensure the Company’s compliance with internal control regulations under Section 404 of the Sarbanes-Oxley Act. During the Reporting Period, the audit and audit-related fees payable to PricewaterhouseCoopers (Special General Partnership) and PricewaterhouseCoopers were RMB12 million primarily for the annual audit of the Group’s 2021 financial statements prepared under IFRSs and PRC Accounting Standards, the fees payable to the Form 20-F of the U.S.A. amounted to RMB9,750,000 in total, and the fees payable to internal control and audit were RMB2,250,000. The auditors’ remuneration was approved by the Audit and Risk Management Committee, the Board and the general meeting. The Audit and Risk Management Committee has reviewed the performance, independence and objectivity of the Company’s auditors. 4. The Detailed Working Rules of the Audit and Risk Management Committee are posted on the website of the Company (www.ceair.com).

90 China Eastern Airlines Corporation Limited 2021 Annual Report Corporate Governance Planning and Development Committee As at 31 December 2021, the Planning and Development Committee of the Company comprised three Directors, namely Mr. Tang Bing, Mr. Dong Xuebo and Mr. Lu Xiongwen, among them, Mr. Tang Bing is the chairman of the committee. Mr. Cai Hongping no long served as a member of the Planning and Development Committee on 23 June 2021, and the Board appointed Mr. Lu Xiongwen as a member of the Planning and Development Committee on the same day. 1. Main Duties of the Planning and Development Committee (1) To consider the annual operational goals of the Company and make recommendations to the Board; (2) To consider the annual investment proposal of the Company and make recommendations to the Board; (3) To consider the material investments (other than the annual investment proposal) of the Company and make recommendations to the Board; (4) To consider the development plan of the Company and make recommendations to the Board; (5) To study and consider the fleet development plan and aircraft purchase plan of the Company and submit independent report to the Board; (6) To study other major events which may have influence on the development of the Company and make recommendations in connection with the same; (7) To oversee the implementation of the above matters and conduct inspection of the same; (8) To consider other matters as authorised by the Board and oversee their implementation. 2. Attendance Rate of Members of the Planning and Development Committee Meetings Members Attendance/ Eligibility of Meetings Attendance Rate Tang Bing 7/7 100% Dong Xuebo 7/7 100% Lu Xiongwen 4/4 100% Cai Hongping 3/3 100% Note: All members of the Planning and Development Committee attended the respective Planning and Development Committee meetings in person

91 Corporate Governance 3. Performance of the Planning and Development Committee The Planning and Development Committee is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. In 2021, in compliance with laws and regulations, seven committee meetings were convened and nine resolutions were passed, including the 2021 Investment Plan of the Company, and material matters in relation to the resolution of the establishment of comprehensive production of public housing and underground garage project in Hongqiao Western District, and the resolution of the establishment of the base expansion project of CEA at the Kunming Changshui Airport, which provided support for the Board’s decisions. 4. The Detailed Working Rules of the Planning and Development Committee are posted on the website of the Company (www.ceair.com). Nomination and Remuneration Committee As at 31 December 2021, the Nomination and Remuneration Committee of the Board of the Company comprised three Directors, namely Mr. Liu Shaoyong, Mr. Cai Hongping and Mr. Lu Xiongwen, among them, Mr. Liu Shaoyong is the chairman of the committee, and Mr. Cai Hongping and Mr. Lu Xiongwen are independent non-executive Directors. Mr. Dong Xuebo no longer served as a member of the Nomination and Remuneration Committee of the Board on 23 June 2021, and the Board appointed Mr. Lu Xiongwen as a member of the Nomination and Remuneration Committee on the same day. When considering and approving nomination related matters, the Nomination and Remuneration Committee shall be chaired by Mr. Liu Shaoyong; and when considering and approving remuneration related matters, it shall be chaired by Mr. Cai Hongping. 1. Main Duties of the Nomination and Remuneration Committee of the Board (1) To make recommendations to the Board regarding its size and composition based on the relevant provisions of the PRC Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure; (2) To study the criteria and procedures for selecting Directors and managers and make recommendations to the Board; (3) To extensively search for qualified candidates to become Directors and managers; (4) To examine the candidates for the positions of Directors and managers and make recommendations in connection with the same; (5) To examine candidates for other senior management positions whose engagement is subject to approval by the Board and make recommendations in connection with the same; (6) To study and review the policies and plans for remuneration of the Directors and senior management; (7) To study the criteria for assessing the Directors and senior management, carry out such assessments and make recommendations in connection with the same; (8) To evaluate the performance of the Directors and senior management based on the Company’s actual business circumstances and make recommendations in connection with the same; (9) To be responsible for monitoring the implementation of the Company’s remuneration system; (10) Other matters delegated by the Board.

92 China Eastern Airlines Corporation Limited 2021 Annual Report Corporate Governance According to the Working Rules of the Nomination and Remuneration Committee of the Board of Directors, the procedure for electing Directors and senior management is as follows: (1) the Nomination and Remuneration Committee shall actively liaise with the relevant departments of the Company to study the requirement for Directors and senior management, and produce a written document thereon; (2) the Nomination and Remuneration Committee may conduct a wide-ranging search for candidates for the positions of Director and senior management within the Company, within enterprises controlled by the Company or within enterprises in which the Company holds equity, and on the human resources market; (3) the profession, academic qualifications, professional titles, detailed work experience and all concurrently held positions of the initial candidates shall be compiled as a written document; (4) the Nomination and Remuneration Committee shall listen fully to the opinion of the nominee regarding his/her nomination; (5) a meeting of the Nomination and Remuneration Committee shall be convened, and the qualifications of the initial candidates shall be examined on the basis of the conditions for appointment of Directors and senior management; (6) before the selection of a new Director and the engagement of a new member of the senior management, the recommendations of and relevant information on the relevant candidate(s) shall be submitted to the Board; and (7) the Nomination and Remuneration Committee shall carry out other follow-up tasks based on the decisions of and feedback from the Board. According to the Board Diversity Policy of the Detailed Working Rules of the Nomination and Remuneration Committee of the Board: (1) When performing related duties, the Nomination and Remuneration Committee shall take into account the Board Diversity Policy required by the document, so as to supervise the execution of such policy, and review and amend the policy in due course to ensure its validity. (2) When reviewing the size and composition of the Board and searching and proposing candidates for Directors, the Nomination and Remuneration Committee shall take into account the relevant factors in accordance with the business model and actual requirements of the Company in order to achieve diversity of the Board. The Nomination and Remuneration Committee can consider Board diversity from different aspects, including but not limited to gender, age, cultural and educational background, race, profession and experience, skills, knowledge and length of service, etc. After taking into account of the related factors mentioned above, the Nomination and Remuneration Committee will offer the final appointment recommendations to the Board based on the strengths of the candidates and their contribution to the Board.

93 Corporate Governance 2. Attendance Rate of Members of the Nomination and Remuneration Committee Meetings Members Attendance/ Eligibility of Meetings Attendance rate Liu Shaoyong 4/4 100% Cai Hongping 4/4 100% Lu Xiongwen 0/0 N/A Dong Xuebo 4/4 100% Note: All members of the Nomination and Remuneration Committee attended the respective Nomination and Remuneration Committee meetings in person. 3. Performance of the Nomination and Remuneration Committee Under the leadership of the Board, the Nomination and Remuneration Committee performed their duties diligently to standardise the election of Directors and members of senior management of the Company, establish and refine the incentive and assessment mechanism of Directors and members of senior management of the Company to promote the realisation of the long-term goals of the Company. In 2021, the committee convened four meetings in compliance with laws and regulations and considered and approved four resolutions in relation to changes of senior management of the Company which provided support for the Board’s decisions. 4. The Detailed Working Rules of the Nomination and Remuneration Committee are posted on the website of the Company (www.ceair.com).

94 China Eastern Airlines Corporation Limited 2021 Annual Report Corporate Governance Remuneration Policy of Directors Directors generally do not receive remuneration from the Company except independent non-executive Directors who receive a fixed remuneration. However, Directors who serve in other administrative positions of the Company will receive salary separately for those positions. Certain Directors received emoluments from CEA Holding, the parent of the Company, in respect of their directorship or senior management positions in the Company and its subsidiaries. Generally, the policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors and their performance to the objectives of the Company, in order to motivate them in their performance and retain them. Pursuant to the policy, the Directors are not allowed to approve their own remuneration. The major composition of remuneration of the Directors includes basic salary and bonus. The Directors review the basic salary of each Director on an annual basis pursuant to the remuneration policy of the Company. In 2021, pursuant to the service contracts entered into between the Company and each of the Directors, the Directors are entitled to receive a fixed basic salary. Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible. Remuneration of Independent Non-executive Directors Remuneration received by the independent non-executive Directors in 2021 were as follows: Remuneration before tax Name (RMB10,000) Lin Wanli 0 Cai Hongping 20 Dong Xuebo 8 Sun Zheng 12 Lu Xiongwen 12 Shao Ruiqing 10

95 Corporate Governance Remuneration of Senior Management The members of senior management of the Company received the following remuneration in 2021: Remuneration before tax Name Position (RMB10,000) Li Yangmin Vice Chairman, President — Xi Sheng Vice President — Zhou Qimin Vice President, Chief Financial Officer — Feng Dehua Vice President — Cheng Guowei Vice President — Liu Tiexiang Vice President — Wang Jian Board Secretary, Company Secretary 117.74 Total / 117.74 Aviation Safety and Environment Committee As of 31 December 2021, the Aviation Safety and Environment Committee of the Company comprised Mr. Li Yangmin, Mr. Sun Zheng and Mr. Jiang Jiang. Mr. Li Yangmin served as the chairman of the Committee. Mr. Shao Ruiqing resigned as a member of the Aviation Safety and Environment Committee of the Company on 23 June 2021, and on the same day, the Board appointed Mr. Sun Zheng as a member of the Aviation Safety and Environment Committee. 1. Main Duties of the Aviation Safety and Environment Committee of the Board Oversee and examine the consistent implementation of the relevant laws and regulations, and constitutional documents of national aviation safety and aviation environmental protection as well as the Company’s policies and measures for ensuring aviation safety and aviation environmental protection; oversee and examine the Company’s aviation safety management and aviation environmental protection work; listen to the report of the Company’s Vice President in charge of safety work on the planning of aviation safety or work plan, and put forward advice or opinion; listen to the Company’s Vice President in charge of safety work on the work report on the Company’s safety operation and safety situation, and put forward advice or measures for ensuring aviation safety; listen to the report of the Company’s Vice President in charge of safety work on the Company’s aviation safety and major environmental protection issues in relation to aviation carbon emissions on domestic and international levels, and put forward solutions or advice. The Aviation Safety and Environment Committee shall be accountable to the Board of Directors and report to the Board of Directors. The Committee’s proposed resolutions shall be submitted to the Board of Directors for consideration and approval. The results of the Committee’s discussions shall be reported to the Board of Directors.

96 China Eastern Airlines Corporation Limited 2021 Annual Report Corporate Governance 2. Attendance Rate of Members of the Aviation Safety and Environment Committee Meetings Members Attendance/ Eligibility of Meetings Attendance Rate Li Yangmin 2/2 100% Sun Zheng 1/1 100% Jiang Jiang 2/2 100% Shao Ruiqing 1/1 100% Note: All members of the Aviation Safety and Environment Committee attended the respective Aviation Safety and Environment Committee meetings in person. 3. Performance of Aviation Safety and Environment Committee Under the leadership of the Board, the Aviation Safety and Environment Committee performed in accordance with the requirements under the Detailed Working Rules of the Aviation Safety and Environment Committee of the Board, and provided guidelines to the relevant operational departments of the Company to consistently implement the relevant laws and regulations of national aviation safety and environmental protection, so as to ensure the safe and green operation of the Company, which laid the foundation for the sustainable development of the Company. The Committee consistently implemented the relevant laws and regulations of national aviation safety and environmental protection in accordance with the requirements of the Detailed Working Rules of the Aviation Safety and Environment Committee of the Board to further enhance the aviation safety plans and guidelines of the Company. The committee also studied and provided guidance on the major environmental protection issues in relation to aviation carbon emission on domestic and international levels. In 2021, the Aviation Safety and Environment Committee strengthened guidance on civil aviation safety and major environmental protection issues in relation to aviation carbon emission, and convened two meetings in accordance with laws and regulations for consideration and approval of relevant resolutions in relation to the work of the Aviation Safety and Environment Committee of the Board of Directors in 2020 and the 2021 work plan in order to provide support for the Board’s decisions. 4. The Detailed Working Rules of the Aviation Safety and Environment Committee are posted on the website of the Company (www.ceair.com).

97 Corporate Governance Work of the Supervisory Committee In 2021, pursuant to the PRC Company Law, the Corporate Governance Standards for Listed Companies, the Articles and other relevant laws and regulations and regulatory documents, the Supervisory Committee of the Company supervised the legality and compliance of the finance of the Company and the performance of duties by the Directors, president and other senior management of the Company, reviewed and issued opinions on issues such as the Company’s financial condition, connected transactions, internal control and use of proceeds, and safeguarded the legitimate rights and interests of the Company and its Shareholders. Internal Control and Risk Management Internal Control System The Board shall be responsible for the overall internal control system of the Group and review the effectiveness of the internal control system through the Audit and Risk Management Committee at least once a year. The internal control system of the Company is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. The Company established internal control procedures to prevent assets from unauthorised use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or misconduct. The internal control system of the Company is prepared in accordance with the relevant laws and regulations, subsidiary regulations and constitutional documents. The Group reviews the effectiveness of its internal control system annually, which includes control over finance, operations, compliance with laws and regulations as well as risk management. The results of the review have been reported to the Audit and Risk Management Committee and the Board. Main Features of the Internal Control System As a company listed in Shanghai, Hong Kong and the United States, the Company is one of the early adopters in the development of internal control systems. As early as 2004, the Company started the construction of internal control in order to meet the requirements of the US Sarbanes-Oxley Act. In 2006, five ministries including the Ministry of Finance successively issued the Basic Standards for Corporate Internal Control and its supporting guidelines to require enterprises to establish an internal control system in compliance with the regulatory requirements and specifications. The Company initiated the construction project of comprehensive risk management and internal control system in March 2010.

98 China Eastern Airlines Corporation Limited 2021 Annual Report Corporate Governance Internal Control Evaluation Work in 2021 (1) Organisational Structure The Group established the internal control working team in 2021, which is responsible for the organisation and implementation of internal control appraisal of the year. The working team is led by the leader of the Group’s auditing work, and key staff of each operation unit is designated as team members. (2) Work Arrangement According to the internal control evaluation work arrangement of 2021, all units of the Company were arranged to carry out selfspection on internal control, organise centralised on-site testing. Firstly, the Company’s 10 functional departments, 11 secondary units, 11 branches and 9 subsidiaries (a total of 41 units) conducted selfinspection on internal control in accordance with the internal control evaluation programme and based on their own business characteristics. Secondly, the working team selected 21 key units to conduct on-site testing on their key business processes. Finally, the working team collected and compiled the data on daily inspections and audits of safe operation of each unit as a key component of internal control evaluation. It was determined that the internal control evaluation for the year focused on the Company’s overall control process, 37 business control processes and 32 core business information system control processes. The business control processes included a total of 243 business cycles and more than 4,600 odd control points in the financial report part, and 214 business cycles and more than 4,400 odd control points in the non-financial report part. (3) Evaluation Work Organisation and Safeguard Measures To effectively promote internal control evaluation work, the working team intensified information communication through the formulation of contact system, regular meeting and work briefing system, and held internal control evaluation work assignment meetings at key stages of on-site testing work to strengthen the organisational management of specialized projects. The working team guided through centralised training, one-on-one tutoring, on-site supervision, on-site explanation and questions and answers covering all stages of the internal control evaluation work, and publicised and explained internal control principles, application of evaluation standard and work skills to improve the internal control evaluation skills of each unit. (4) Results of internal control evaluation The Company has evaluated the effectiveness of the financial reports and the internal control over the non-financial reports, in accordance with the Basic Rules for Corporate Internal Control and its supporting guidelines, and other regulatory requirements of internal control, combined with the Company’s internal control system and evaluation methods, and based on internal control of daily supervision and special project supervision. It is believed that the Company’s overall internal control is effective as at 31 December 2021 (the base date of the internal control evaluation report), and there are no significant deficiencies in the Company’ s financial reports, and no significant deficiencies of internal control related to the non-financial reports.

99 Corporate Governance Measures of Internal Control During the assessment of internal control of the Group, all entities should strictly follow the principle of “immediate rectification”, immediately rectify the internal control defects identified, while formulating rectification plans for internal control defects which cannot be rectified immediately to push forward the progress of rectification. To further implement the rectification in internal control defects and enhance the optimisation of internal control, upon the completion of defect identification, the Company will publish documents to require the relevant entities to formulate rectification measures for those defects with incomplete rectification, clarify the responsibilities and time limits for rectification and diligently assign the rectification work. The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continues to monitor risks with the support of the specialised committees and senior management. Such systems aim to manage but not eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance for the absence of material misrepresentation or loss. Procedures of Internal Audit The Company’s internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk-based approach and is discussed and finalised by the Audit and Risk Management Committee annually. Other than the pre-determined scope of work for each year, the department is also required to conduct other specific audits. The Group’s internal audit department primarily reports to the president, and may also report directly to the chairman of the Audit and Risk Management Committee. All the internal audit reports are delivered to the Directors, the president, chief financial officer, and the management of the department being audited and the related departments. The outcome of each audit, in summary, will also be discussed with the Audit and Risk Management Committee. The Board and the Audit and Risk Management Committee of the Company actively monitor the number and seriousness of the inspection results submitted by the internal audit department, and the relevant corrective measures taken by the relevant department. Procedures for Processing and Publication of Inside Information and Internal Control Measures The Board has formulated policies on procedures for handling and issuing Inside information and internal control measures. The policy sets out the requirements on the preparation of Inside information announcement, restrictions relating to the sharing of non-public information, the handling of rumors, unintentional selective disclosure, exemption from disclosure of Inside information and compliance and reporting procedures. The senior management of the Company must take all reasonable measures to prevent breach of the disclosure requirements of the Company. They must promptly draw the attention of management to any potential dissemination of Inside information, and the management will inform the Board of prompt action. In serious violation of this policy, the Board will decide or assign appropriate persons to determine the course of action to correct the problem and avoid recurrence.

100 China Eastern Airlines Corporation Limited 2021 Annual Report Corporate Governance Risk Management The Audit and Risk Management Committee of the Company is responsible for checking and evaluating the overall risk management of the Company and overseeing their implementation; and checking and evaluating the risk management and risk control system and duties on developing aviation fuel, foreign exchange and interest rate hedging businesses and overseeing their implementation. The internal audit department of the Company has undertaken related risk management duties and reports to the Audit and Risk Management Committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage the operational risks of the Group. The Group has established a comprehensive risk management system, with a comprehensive risk management and internal control main manual as the basis and created sub-risk management and internal control manuals for principal departments and branches. The Group has been conducting continuous supervision and assessment of the design and operation of internal control at the Group’s overall and operational levels. The Board, being the highest leadership and decision-making organ for comprehensive risk management, established the Audit and Risk Management Committee, and has set up three levels of defence in risk management around the business units, risk management unit and internal audit department. The Board has incorporated the concept of internal risk control into every business unit and established the risk management framework to identify, assess and respond to substantial risks. The first level of defence in the Group’s risk management is the business units, for which risk management measures and internal control procedures have been incorporated into the work and operation of the business units. The second level of defence in the Group’s risk management is the risk management unit, which led and coordinated all business units and continuously supervised over relevant work to ensure that risk management in the Group has been fully executed. The third level of defence in the Group’s risk management is the internal audit department, which is directly responsible to the Board and the Audit and Risk Management Committee, and supervised and assessed every business unit and operational departments for risk management. The Group has established a general and continuous supervision mechanism, in order to discover defect in the design and operation of the internal risk control system in time. The internal audit department is responsible for auditing every business unit and operational department of the Group, and the internal audit is supervised and overseen by the Board and the Audit and Risk Management Committee. The internal audit department has to report regularly or upon request to the Supervisory Committee, the Board, the Audit and Risk Management Committee and the president, etc. Any defect in internal risk control discovered in supervision and checks should be reported in accordance with the internal audit procedures, and the relevant defects should be rectified and improved in accordance with the queries raised. In 2021, the Board has reviewed the internal control system in relation to risk management and considered that the Company had discharged its duties of risk management and internal control of listed companies as required by the Hong Kong Listing Rules, and the Group’s risk management and internal control systems were effective and adequate during the year 2021.

101 Corporate Governance Investor Relations The Company places emphasis on the communication with investors. Based on the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations, the Company further fosters corporate integrity and selfdiscipline, realises standardised operation and ensures that the interests of its investors are protected through ways such as on-site communication, phone, fax and the Internet to facilitate its communication with investors. The Board of Directors and the management of the Company place great importance on investor relations. In 2021, the management, including the Company’s Chairman, Vice Chairman and President, Vice President and Chief Financial Officer, and Board Secretary, actively participated in exchanges with investors, including the 2020 annual performance briefing, the 2021 Collective Investors Meeting Day for listed companies within the jurisdiction of Shanghai and interim report performance briefing. In addition, the management of the Company has carried out extensive interactions and exchanges with different kinds of investors through the holding of 2020 annual result and 2021 interim result telephone conferences with domestic and overseas investors and analysts, conducting road shows, organizing investor surveys, participating in strategy meetings, and responding to various investor inquiries on the SSE e-interactive platform, in order to strengthen communication with investors. Leveraging on its active and effective management of investor relations, the Company was honoured to be awarded the “2020 Panorama Investor Relations Gold Award” by Panorama Network, a subsidiary of People’s Daily. The daily communication between the Board of Directors and Shareholders is generally coordinated through the Board secretary, representative of the Company’s securities affairs and designated staff. For any enquiries about the Board, Shareholders may contact us by calling 86-21-22330932 or by email to ir@ceair.com or they may put forward their questions at the annual general meeting or extraordinary general meetings directly. In respect of the procedures for Shareholders to propose resolutions at the annual general meeting or extraordinary general meetings, they may enquire with the Board Secretary through the aforesaid channels. Investors and the public may access the Company’s website (www.ceair.com) and download related documents from the online database. The website also sets out details of each of the Company’s operations. Announcements or other documents issued by the Company may also be downloaded from the website of the Company. Based on the information publicly available to the Company and to the knowledge of the Directors of the Company, at least 25% of the issued share capital of the Company was held by the public. As at 31 December 2021, there were 164,642 Shareholders on the Company’s register of Shareholders.

102 China Eastern Airlines Corporation Limited 2021 Annual Report Corporate Governance Shareholders may enquire related information and propose extraordinary resolutions with the Board secretary or representative of the Company’s securities affairs through the following channels: Board secretary, Company secretary Wang Jian Address Board office, China Eastern Airlines Corporation Limited, 36 Hongxiang 3rd Road, Minhang District, Shanghai Telephone 021-22330932 Fax 021-62686116 Email ir@ceair.com Representative of securities affairs Yang Hui Address Board office, China Eastern Airlines Corporation Limited, 36 Hongxiang 3rd Road, Minhang District, Shanghai Telephone 021-22330932 Fax 021-62686116 Email ir@ceair.com Changes in Constitutional Documents The Company completed the Non-public Issuance of 2,494,930,875 A Shares to the target subscribers on 9 November 2021. Upon the completion of the Non-public Issuance of A Shares, the share capital of the Company increased from 16,379,509,203 shares to 18,874,440,078 shares. The Company has made corresponding amendments to the Articles of Association on 10 November 2021. On behalf of the Board Liu Shaoyong Chairman Shanghai, the PRC 30 March 2022

Social Responsibilities 103 Adhering to the five development visions of “Innovation, Synergy, Green Development, Openness and Sharing”, the Group integrated social responsibilities into the traditional core management scopes of the Company in terms of aviation safety, passenger services and staff development. The Group actively engaged in economic, social and environmental responsibilities, and continued to deal with environmental and social issues such as climate change, sustainable use of resources and targeted poverty alleviation. For details, please refer to the 2021 Social Responsibility Report published by the Company. Major Awards Obtained in 2021 During the Reporting Period, the Group actively fulfilled its social responsibilities and received wide recognition from society. Major awards related to social responsibilities were as follows: Name of award Awarding institutions “National Advanced Primary Party Organisation” Central Committee of the Communist Party “National Poverty Alleviation Advanced Group” Central Committee of the Communist Party State Council Rated “A” by the Central Enterprise Party Building Responsibility System (for 3 consecutive years) SASAC of the State Council Rated “A” on the ESG ratings assessment by MSCI, an international index company (for 2 consecutive years) MSCI ESG, an international index company Airlines 50 2021 (ranked 8th) Brand Finance BrandZ™ Top 50 Chinese Global Brand Builders 2021 (ranked 20th) Google, WPP and Kantar BrandZ™ Top 100 Most Valuable Chinese Brands 2021 (ranked 66th) WPP and Kantar “Lingyan” Youth Lecturer Group was awarded the “Advanced Group for Promotion and Lecture of Basic-level Theory” award Publicity Department of the Chinese Communist Party Won the Advanced Unit for National Mass Sports at the 14th National Games of the People’s Republic of China 2017–2020 General Administration of Sports of China Central Enterprise ESG — Vanguard 50 Index (ranked 11th) “The Blue Book on Environmental, Social and Governance of Listed Companies Controlled by Central Enterprises (2021)” of the Research Group of the SASAC of the State Council Named the First Batch of “ESG Demonstration Enterprises” in China ESG Expert Committee of the China Social Responsibility 100 Forum

104 China Eastern Airlines Corporation Limited 2021 Annual Report Social Responsibilities Name of award Awarding institutions Top 500 Chinese ESG Outstanding Enterprises (ranked 23rd) and No. 1 in the transportation industry Sina Finance ESG Rating Center and CCTV-1 “Brand of Great Power” 2020 China Top 500 Enterprises 2020 China Top 500 Enterprises China Enterprise Directors Association 2020 China Top 500 Service Enterprises China Enterprise Confederation China Enterprise Directors Association 2021 Top 100 Multinational Enterprises Corporations of China and Multinational Index (ranked 64th) China Enterprise Confederation China Enterprise Directors Association Garnered “Best Aviation Culture and Creation Five-Star Award” of the Global Catering List Global NEWS Awarded the “Excellent Typical Enterprise” by the Shanghai Corporate Social Responsibility Report Shanghai Federation of Economic Organizations Shanghai Federation of Industrial Economics “2021 Golden Bee Excellent Corporate Social Responsibility Report — Evergreen Award” China Sustainability Tribune and Golden Bee Think Tank Won the 4th Central Enterprise Excellent Story Video Category — First Prize; Graphics Category — Second Prize, Video Category — Third Prize Publicity Department of the SASAC People’s Network International Communication Case Study shortlisted in the “Chinese Enterprises in International Image Building” (for 4 consecutive years) News Center of the SASAC “2021 Top Ten Outstanding Chinese Enterprises in Overseas Image Building” (ranked first) News Center of the SASAC Won the “Voice of Generation Z” and “Overseas Best Popularity Award” in the “Belt and Road Initiative” Short Video Competition News Center of the SASAC www.huanqiu.com China Public Diplomacy Association

105 Social Responsibilities Name of award Awarding institutions Won the Overseas Communication Category — Gold Award of “Tell Good Chinese Stories” of the 17th China Public Relations Industry Best Case Competition: Corporate Brand Communication Category — Gold Award, Tourism Service and City Brand Promotion Category — Gold Award China International Public Relations Association Won the Shanghai “Silver Pigeon Award — Best Activity Case and Best Video” Foreign Affairs Office of Shanghai Municipal People’s Government First Prize of the 9th National Brand Story Microfilm Competition — National Finals, Second Prize of Short Video, Second Prize of Essay China Association for Quality Excellent Organization Unit of the 9th National Brand Story Competition China Association for Quality First prize of Essays, Microfilm and Short Videos of 9th National Brand Story Competition (Shanghai Division) Shanghai Association for Quality Top 10 Overseas Network Communication Capability Central Enterprises” “2020 Overseas Network Communication Capability Construction Report of Central Enterprises jointly published by New Media Communication Research Center of Beijing Normal University, chinadaily.com.cn, Guangming Online and Educational News and Media Research Center of Beijing Normal University Won the Industry Wisdom Award — “Best Innovation Practice Award” of the “Smart Financial Contract Management System Project” ISIG China Industrial Intelligence Conference “2020 Panorama Investor Relations Gold Award — Outstanding IR Enterprise and Friendly Communication Organization Award” Shenshen Panorama Network Co. Ltd. Won the A-level evaluation result of Information Disclosure Work for 2020–2021 on the Shanghai Stock Exchange (for 8 consecutive years) Shanghai Stock Exchange 2021 Classical Airline Traditional Annual Report — Gold Award ARC 2020 Aviation Industry Annual Report — Gold Award, Top 50 Annual Reports in China, Top 80 in Asia Pacific LACP Vision Awards

106 China Eastern Airlines Corporation Limited 2021 Annual Report Social Responsibilities Ecological Protection, Pollution Prevention and Control, Environmental Responsibility Fulfillment The Company thoroughly implements the strategic deployment of the national ecological civilization construction and closely focuses on the implementation of the vision of peak carbon emission and carbon neutrality. By putting efforts to coordinate and promote the work related to climate change and ecological environmental protection, the Company synergizes the promotion of its high-quality development and the high-level protection of ecological environment, thereby vigorously fostering CEA to achieve the green, low-carbon loop development. The Company promotes the establishment of energy and environmental protection institutions and the construction of rules and regulations system and talent reserve mechanism. For coordinating the promotion of the Company’s energy conservation, ecological environmental protection, green and low-carbon loop development, and the peak carbon emission and carbon neutrality, the Company has set up the green and low-carbon loop development special group; China Eastern Air Holding Company Limited (CEA Holding), the controlling shareholder, has formed a “leading group for comprehensive promotion of energy conservation and ecological environmental protection” and the “dual carbon” work office. In 2021, the Company published the “Environment and Energy Management Manual” and the “Special Assessment and Management Measures for Energy and Environmental Protection Responsibility Events (2021 Edition)” to promote refined management of energy environmental protection at the system level. Moreover, the Company continued to encourage relevant personnel to study and research on the policies of domestic and foreign energy and environmental protection, and foster the Company’s carbon market management, carbon asset management as well as enhancing the knowledge and capability of its carbon trading personnel. The Company was rated “excellent” in the “Notice on the Quality Evaluation of Carbon Dioxide Emission Report and Verification Report of Civil Aviation Flight Activities in 2020” published by the Civil Aviation Administration. The Company implements the market-based emission reduction mechanism and improve its carbon emission management capability. In terms of national carbon trading, the Company submitted the 2020 carbon emission report and monitoring plan to the Shanghai Municipal Bureau of Ecology and Environment, and prepared and submitted the corresponding carbon emission monitoring plan in accordance with the requirements of the Civil Aviation Administration. In terms of the European Union carbon trading, the Company had generated 18 tonnes of carbon emissions between two points within the border of the European Union due to diversion in 2020, and had completed its performance and settlement. From 12 October to 31 December 2021, the “Carbon Neutrality Flight” project was launched on 13 domestic boutique routes, a total of 516 flights carrying 57,118 passengers were implemented. The Company has strengthened the informatizationalized construction of energy saving and emission reduction. By enhancing its capability of collecting and analyzing basic data, which includes flight data in the air and operation data on the ground, the Company is able to refine the granularity of various types of data and develop an energy consumption monitoring platform by using the tehnological means of combining the cutting-edge big data algorithms and artificial intelligence, thereby laying the foundation for forecasting and analyzing the refined management of energy saving and carbon reduction. Besides, with the establishment of a carbon emission management platform, it strengthens the scientific and unified management of carbon emission data and improves data accuracy and integrity, thus providing a mechanism for management of carbon asset in the future. At the same time, the Company is in the course of building a carbon footprint platform for passengers, which serves to provide passengers with a detailed assessment of their flight records so that passengers can choose how to offset their carbon dioxide emissions. The Company focuses on peak carbon emission and carbon neutrality, and is concerned about and participates in global climate governance. The Company has actively participated in international and domestic exchanges, including attending the special conference on “dual carbon” organized by the Civil Aviation Administration, participating in the discussion of issues in relation to sustainable development with IATA and ICAO, and conducting in-depth research on the measures and paths of the industry’s sustainable development. By actively conveying the requests of Chinese aviation companies in these conferences, the Company has strengthened the dominance and bargaining power of Chinese airlines in return. Furthermore, the Company continues to follow up

107 Social Responsibilities with the relevant policies of the UK Emissions Trading Scheme (UK ETS), the new green policy of “Fit for 55” issued by the European Commission as well as the policy standards research related to the global carbon market and environmental protection. In November 2021, CEA Holding successfully hosted the 2021 North Bund International Aviation Forum under the theme of “The Sustainable Development Path of the Global Aviation Industry”. A total of 20 senior leaders from the enterprises related to aviation industry jointly issued the “Carbon Reduction Cooperation Initiative for the Global Aviation Sector” to the world. The Company’s efforts on promoting ecological environmental protection and enhancing the mechanism of ESG-related information disclosure have successively won recognition by well-known institutions. In combining the activities of the World Environment Day, Energy Conservation Week and Low Carbon Day, the Company actively promotes its energy conservation and carbon reduction measures, special project of environmental protection and plastic restriction to different audience including its employees, the general public, and the domestic and foreign media through multiple formats and channels, thereby promoting the environmental protection philosophy of airlines and creating the awareness of energy saving and ecological environmental protection. The Company insists on high quality and high standards information disclosure. Since 2009, the Company has published corporate social responsibility reports for 13 consecutive years, and proactively adjusted these reports according to the rating results of authoritative institutions such as MSCI to order to optimize management. In November 2021, the Company’s MSCI rating was rated “A” again after it was rated “A” on the ESG rating assessment by MSCI in 2020 together with the other four airlines in the industry tied for the highest level of rating in the world, and was the only “A” grade airline out of the seven Chinese A-share airlines. Moreover, the Company was awarded as the “Top 500 Chinese ESG Outstanding Enterprises” by Sina Finance ESG, and CEA Holding, the controlling shareholder of the Company, was shortlisted as one of the first batch of “ESG Demonstration Enterprises” in China. Proactive Reduction of Carbon Emission The Group has always adhered to the ecological development concept of “green flight, technology and environmental protection”, and continue to enhance the scientific and refined management capabilities of energy conservation and emission reduction from the air to the ground. The Company keeps optimizing its fleet structure. In 2021, the Company introduced a total of 33 new aircraft and a total of 6 old aircraft were retired. With the introduction of new aircraft models such as A350-900, B787-9 and A320NEO, the Company’s fleet age structure always remains young. According to relevant information of aircraft manufacturers, the unit fuel consumption of the new generation aircraft has decreased significantly compared with the previous generation of similar aircraft, and the overall fuel efficiency of the Company’s fleet has improved continuously. The Company has continuously implemented the management weight reduction for fuel saving in addition to technological application to reduce fuel consumption. By acknowledging the guiding ideology of “reducing the weight of the aircraft from the original source and optimizing the aircraft performance”, the Company regularly evaluates and adjusts the relevant specific equipment of the aircraft, and optimizes the weight standard of the catering and on-board supplies. In 2021, with the implementation of measures such as controlling catering supplies, the Company achieved dynamic weight reduction totaling 28,000 tonnes. The Company actively promotes new navigation technologies such as PBN, HUD and CCO/CDO1 which are vigorously advocated by the Civil Aviation Administration, thereby effectively reduced flight time, fuel consumption, emission and noise. 1 PBN (Performance Based Navigation) means that civil aircraft can take the most favourable aviation route in order to shorten the aviation distance significantly, thus reduce the fuel required and shorten the duration in the course of aviation; HUD (Head Up Display) is a head up display system which enables pilots to look at the key aviation information without bowing or turning their heads as much as possible; CCO/CDO (Continuous Climb Operations/Continuous Descent Operations) means that when the aircraft ascends while taking off and descends while landing, the aircraft can take the best possible speed and the most suitable position to continuous climbing or descending to gain or loss altitude, whereby reducing the fuel consumption and the depreciation of engine, so as to reduce the exhaust emission.

108 China Eastern Airlines Corporation Limited 2021 Annual Report Social Responsibilities The Company strives to increase the ratio of new energy equipment and uses the airport power equipment to replace aircraft auxiliary power units (APU). In addition, the Company has continuously increased the ratio of new energy equipment and replaced the outdated high energy consumption equipment, and to launch special projects such as replacing aircraft APUs with power supply equipment in airports. As a result, the overall utilisation rate of APU replacement facilities reaching 99% in airports that meet the operating requirements. The Company promotes a brand new standard for plastic restriction and reduction and continues to follow up with the policies, regulations and standards related to plastic restriction at home and abroad. With the establishment of a new working mechanism for plastic restriction and reduction, the Company has started to make adjustment and has implemented a brand new standard for plastic restriction on the on-board supplies for the EU and domestic (including regional) flights starting from July 2021 and January 2022, respectively. Subsequently, the Company will gradually promote the working mechanism of plastic restriction and plastic reduction in various sectors, ranging from aircraft cabins to terminal buildings, cargo packagings and ground offices. The Company focuses on the application of clean energy. By closely following up with the relevant policies and cutting-edge technologies of international SAF (Sustainable Aviation Fuel), the Company cooperates with the Civil Aviation Administration to conduct preliminary research on SAF application, and actively communicates with upstream and downstream enterprises in the supply chain to discuss the feasibility of promoting SAF application. The Company’s fuel consumption per ATK unit has decreased for four consecutive years, with the cumulative decrease reaching 6.5%, and the cumulative fuel saving up to approximately 390,000 tonnes from 2018 to 2021. Rural Revitalisation In 2021, under the unified deployment of the Company’s controlling shareholder, CEA Holding, the Company earnestly performed the targeted poverty alleviation in Cangyuan and Shuangjiang counties in Lincang of Yunnan Province, working hard to overcome the operating pressure caused by COVID-19 and solidly promoting various matters associated with rural revitalization. The Company and CEA Holding invested free poverty alleviation funding amounting to RMB41.21 million throughout the year, and promoted proverty alleviation through consumption totalling RMB32.12 million to help provide training to more than 10,000 including farmers, grass-roots cadres, industry leaders and technicians. (1) Reinforcing industry revitalization. Firstly, the Company continued to contribute towards poverty alleviatin through flight route. In 2021, the Group operated approximately 4,997 flights flying to Lincang and Cangyuan in Yunnan Province, carried approximately 330,200 passengers, contributing to GDP of about RMB600 million through flight routes and created jobs for more than 9,000 persons. At present, the Group’s routes have covered 483 poverty alleviation counties across the country and 88 key counties of national rural revitalization, thereby actively contributing to the revitalization of rural areas across the country. Secondly, the Group had created a “sweet industry” by actively helping the Cangyuan county to establish the Cangyuan Experimental Station of the Bee Research Institute of the Chinese Academy of Agricultural Sciences. The bee industry has been listed as a key development industry in Cangyuan, and the per capita annual income of bee farmers in the county has increased by more than RMB1,000. Thirdly, the Group has strengthened the promotion of rural tourism for Cangyuan and Shuangjiang and conducted monthly touriam promotions and featured agricultural product promotions in the in-flight magazines and mobile APPs, including the “Eastern Airlines”, “Shanghai Airlines”, “Oriental Style”, “Eastern Airlines Business Travel” and “Yinyan”, thereby contributing to an accumulated publicity resource cost amounting to RMB10.8 million. Fourthly, the Group has enhanced the assistance to the existing industries. By helping the primary tea factories in Dahusai Village of Shuangjiang County to modify power distribution equipment, capable of solving the production problems for 655 tea farmers. Moreover, the Group collaborated with the Shanghai Futures Exchange to carry out a futures insurance project in Banhong Township of Cangyuan Count for rubber, generating an insured value of RMB9.18 million for agricultural products and benefiting 548 farmers.c

108 China Eastern Airlines Corporation Limited 2021 Annual Report Social Responsibilities The Company strives to increase the ratio of new energy equipment and uses the airport power equipment to replace aircraft auxiliary power units (APU). In addition, the Company has continuously increased the ratio of new energy equipment and replaced the outdated high energy consumption equipment, and to launch special projects such as replacing aircraft APUs with power supply equipment in airports. As a result, the overall utilisation rate of APU replacement facilities reaching 99% in airports that meet the operating requirements. The Company promotes a brand new standard for plastic restriction and reduction and continues to follow up with the policies, regulations and standards related to plastic restriction at home and abroad. With the establishment of a new working mechanism for plastic restriction and reduction, the Company has started to make adjustment and has implemented a brand new standard for plastic restriction on the on-board supplies for the EU and domestic (including regional) flights starting from July 2021 and January 2022, respectively. Subsequently, the Company will gradually promote the working mechanism of plastic restriction and plastic reduction in various sectors, ranging from aircraft cabins to terminal buildings, cargo packagings and ground offices. The Company focuses on the application of clean energy. By closely following up with the relevant policies and cutting-edge technologies of international SAF (Sustainable Aviation Fuel), the Company cooperates with the Civil Aviation Administration to conduct preliminary research on SAF application, and actively communicates with upstream and downstream enterprises in the supply chain to discuss the feasibility of promoting SAF application. The Company’s fuel consumption per ATK unit has decreased for four consecutive years, with the cumulative decrease reaching 6.5%, and the cumulative fuel saving up to approximately 390,000 tonnes from 2018 to 2021. Rural Revitalisation In 2021, under the unified deployment of the Company’s controlling shareholder, CEA Holding, the Company earnestly performed the targeted poverty alleviation in Cangyuan and Shuangjiang counties in Lincang of Yunnan Province, working hard to overcome the operating pressure caused by COVID-19 and solidly promoting various matters associated with rural revitalization. The Company and CEA Holding invested free poverty alleviation funding amounting to RMB41.21 million throughout the year, and promoted proverty alleviation through consumption totalling RMB32.12 million to help provide training to more than 10,000 including farmers, grass-roots cadres, industry leaders and technicians. (1) Reinforcing industry revitalization. Firstly, the Company continued to contribute towards poverty alleviatin through flight route. In 2021, the Group operated approximately 4,997 flights flying to Lincang and Cangyuan in Yunnan Province, carried approximately 330,200 passengers, contributing to GDP of about RMB600 million through flight routes and created jobs for more than 9,000 persons. At present, the Group’s routes have covered 483 poverty alleviation counties across the country and 88 key counties of national rural revitalization, thereby actively contributing to the revitalization of rural areas across the country. Secondly, the Group had created a “sweet industry” by actively helping the Cangyuan county to establish the Cangyuan Experimental Station of the Bee Research Institute of the Chinese Academy of Agricultural Sciences. The bee industry has been listed as a key development industry in Cangyuan, and the per capita annual income of bee farmers in the county has increased by more than RMB1,000. Thirdly, the Group has strengthened the promotion of rural tourism for Cangyuan and Shuangjiang and conducted monthly touriam promotions and featured agricultural product promotions in the in-flight magazines and mobile APPs, including the “Eastern Airlines”, “Shanghai Airlines”, “Oriental Style”, “Eastern Airlines Business Travel” and “Yinyan”, thereby contributing to an accumulated publicity resource cost amounting to RMB10.8 million. Fourthly, the Group has enhanced the assistance to the existing industries. By helping the primary tea factories in Dahusai Village of Shuangjiang County to modify power distribution equipment, capable of solving the production problems for 655 tea farmers. Moreover, the Group collaborated with the Shanghai Futures Exchange to carry out a futures insurance project in Banhong Township of Cangyuan Count for rubber, generating an insured value of RMB9.18 million for agricultural products and benefiting 548 farmers.

Independent Auditor’s Report 110 China Eastern Airlines Corporation Limited 2021 Annual Report To the Shareholders of China Eastern Airlines Corporation Limited (incorporated in the People’s Republic of China with limited liability) Opinion What we have audited The consolidated financial statements of China Eastern Airlines Corporation Limited (the “Company”) and its subsidiaries (the “Group”), which are set out on pages 119 to 231, comprise: • the consolidated statement of financial position as at 31 December 2021; • the consolidated statement of profit or loss and other comprehensive income for the year then ended; • the consolidated statement of changes in equity for the year then ended; • the consolidated statement of cash flows for the year then ended; and • the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information. Our opinion In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2021, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. Basis for Opinion We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (“IESBA Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Independent Auditor’s Report 111 Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Key audit matters identified in our audit are summarised as follows: • Impairment tests of goodwill, aircraft and engines • Recognition of deferred tax assets • Provision for lease return costs for aircraft and engines • Recognition of contract liabilities for frequent flyer programme Key Audit Matter How our audit addressed the Key Audit Matter Impairment tests of goodwill, aircraft and engines As described in Note 2.18, Note 3(f), Note 3(g), Note 16, Note 18 and Note 19 to the consolidated financial statements, as of 31 December 2021, the balance of the Group’s goodwill was RMB11,270 million, and the balances of the Group’s owned and leased aircraft and engines were RMB70,916 million and RMB122,811 million, respectively. The goodwill and aircraft and engines were all associated with airline transportation operations unit. The Group performs impairment test of goodwill annually, and performs impairment test of aircraft and engines when indication of impairment exists. Based on impairment tests performed, the Group concluded that no impairment provision for goodwill, aircraft and engines was made as at December 31, 2021. We identified impairment test of goodwill and aircraft and engines as a key audit matter since the balances of goodwill, aircraft and engines were significant, there were significant management estimates, judgments involved, and high degree of auditor judgment and effort in evaluating management’s significant assumptions, including revenue growth rates, long term growth rate, gross margin rates, and discount rate. In response to this key audit matter, we performed the following procedures: • We obtained an understanding of the Group’s internal control relating to management’s impairment tests of goodwill, aircraft and engines. We assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and the level of other inherent risk factors such as the complexity, subjectivity and changes in assumptions used in the impairment tests. • We evaluated and tested the internal controls over the impairment tests of goodwill, aircraft and engines. • By comparing and analysing the actual financial results of the relevant asset group during the current year against the respective forecasts in prior year, we evaluated the outcome of prior period impairment tests of goodwill and aircraft and engines to assess the appropriateness of management’s assessment process. • We involved our valuation specialist to evaluate the appropriateness of the valuation methods used by management in estimating the recoverable amount, making reference to the industry practice and taking into consideration of the uncertainty of COVID-19.

Independent Auditor’s Report 112 China Eastern Airlines Corporation Limited 2021 Annual Report Key Audit Matter How our audit addressed the Key Audit Matter • We involved our valuation specialist and evaluated the management’s key assumptions by implementing the following procedures: — compared the annual revenue growth rates within the forecast period with the Group’s historical growth rates, relevant business plans and industry data, — compared the forecasted long term growth rate with market economic data, — compared the forecasted gross margin rates with past performance, taking into consideration of market trends, — evaluated the appropriateness of the discount rate used in the model by considering external data sources, including the market risk-free rate and the debt to asset ratio and geographical factors, • We tested the completeness, accuracy and relevancy of underlying data used and the mathematical accuracy of the calculation in the impairment test models. • We assessed the adequacy of the disclosures related to impairment tests of goodwill, aircraft and engines. Based on the above procedures, we considered that management’s estimates and judgements applied in impairment tests of goodwill, aircraft and engines were supported by evidence obtained. Key audit matters (continued)

Independent Auditor’s Report 113 Key Audit Matter How our audit addressed the Key Audit Matter Recognition of deferred tax assets As described in Note 2.13, Note 3(e), and Note 27 to the consolidated financial statements, as of 31 December 2021, the balance of the Group’s deferred tax assets was RMB9,580 million. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised. To determine the future taxable profits, reference was made to the latest available profit forecast. The key assumptions adopted in the future taxable profit forecast include revenue growth rates and gross margin rates. We identified the recognition of deferred tax assets as a key audit matter since the balance of deferred tax assets was significant, there were significant judgment by management when determining the deferred tax assets to be recognized, including a high degree of estimation uncertainty relative to the future taxable profit forecast and high degree of auditor judgment and effort. In response to this key audit matter, we performed the following procedures: • We obtained an understanding of the Group’s internal control and management’s assessment process relating to recognition of deferred tax assets. We assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and the level of other inherent risk factors including the complexity, subjectivity and changes of assumptions adopted. • We evaluated and tested the design and operating effectiveness of internal controls relating to recognition of deferred tax assets. • We tested the completeness and accuracy of the underlying data and tested the mathematical accuracy in the calculation schedule of deferred tax assets. • We evaluated the management future taxable profits forecast by performing the following procedures: — compared the actual results of current year taxable profit with the forecasted taxable profit in prior year to evaluate the reliability of management’s estimation; — compared the revenue growth rates in the forecast period with the Group’s historical revenue growth rates, the approved budget, future business plan and industry data; — compared the gross margin rates in the forecast period with historical results, taking into accounts the market trends. Based on the above procedures, we considered that management’s judgements applied in recognition of deferred tax assets were supported by evidence obtained. Key audit matters (continued)

Independent Auditor’s Report 114 China Eastern Airlines Corporation Limited 2021 Annual Report Key audit matters (continued) Key Audit Matter How our audit addressed the Key Audit Matter Provision for lease return costs for aircraft and engines As described in Note 2.9, Note 3(c) and Note 38 to the consolidated financial statements, as of 31 December 2021, the balance of the Group’s provision for lease return costs for aircraft and engines under lease arrangements was RMB7,270 million. According to the terms in certain lease contracts, the Group has the obligation to fulfil the return conditions of aircraft and engines at the end of the lease term. Management estimates the provision for lease return costs for aircraft and engines by taking into account the aircraft and engines utilization patterns and the estimated return costs. We identified provision for lease return costs for aircraft and engines as a key audit matter since the balance of provision was significant, there were significant estimate and judgment by management in developing the estimated return costs and significant auditor judgement and effort in evaluating management’s estimate and judgement. In response to this key audit matter, we performed the following procedures: • We obtained an understanding of the Group’s internal control and management’s assessment process relating to the provision for lease return costs for aircraft and engines. We assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and the level of other inherent risk factors including the complexity, subjectivity and changes of management’s estimate. • We evaluated and tested the design and operating effectiveness of internal controls over management’s process of developing the provision for lease return costs for aircraft and engines, including internal controls relating to estimating the anticipated aircraft and engines utilization patterns and return costs. • We evaluated the outcome of prior period assessment of provision for lease return costs for aircraft and engines to assess the reasonableness of management’s estimate. • We evaluated the appropriateness of the methodology adopted by management in estimating the provision for lease return costs for aircraft and engines based on lease contracts terms and historical maintenance records. Based on the above procedures, we considered that management’s estimate and judgement applied in provision for lease return costs for aircraft and engines were supported by evidence obtained.

Independent Auditor’s Report 115 Key Audit Matter How our audit addressed the Key Audit Matter Recognition of contract liabilities for frequent flyer programme As described in Note 2.7(i)(b), Note 3(b) and Note 5 to the consolidated financial statements, as of 31 December 2021, the balance of the Group’s contract liabilities for frequent flyer programme was RMB1,492 million. The Group operates a frequent flyer programme that issues mileage points to program members based on accumulated mileage. Mileage points can be used to redeem for free or discounted goods or tickets until expiration. The frequent flyer programme provides a significant right to the customers and the Group treats it as a separate performance obligation. The Group allocates part of the transaction price to the mileage points which is deferred and recognized as contract liabilities for frequent flyer programme. The transaction price allocated to mileage points is estimated based on the historical prices of equivalent flights and goods which the mileage points can redeem for, adjusted for mileage points that are expected to expire and will not be redeemed (“the estimated Breakage”). We identified the recognition of contract liabilities for frequent flyer programme as key audit matter since the balance was significant, there were significant judgment by management when determining the estimated transaction price of mileage points and the estimated Breakage and high degree of auditor judgment and effort in evaluating management’s estimate. In response to this key audit matter, we performed the following procedures: • We obtained an understanding of the Group’s internal control and management’s assessment process relating to the contract liabilities for frequent flyer programme. We assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and the level of other inherent risk factors including the complexity, subjectivity and changes of management’s estimate. • We evaluated and tested the design and operating effectiveness of internal controls over the recognition of contract liabilities for frequent flyer programme. • We evaluated the appropriateness of methodology used by management to allocate transaction price to mileage points. • We tested completeness and accuracy of the underlying data used in the method, including the historical prices of equivalent flights and goods provided for redemption of mileage points. • We evaluated the reasonableness of the estimated Breakage by considering historical mileage points redemption pattern, current industry data and economic trends. • We performed sensitivity analyses to evaluate the impact to the contract liabilities resulting from changes in the Breakage. Based on the above procedures, we considered that the estimates made by management in the recognition of contract liabilities for frequent flyer programme were supported by evidence obtained. Key audit matters (continued)

Independent Auditor’s Report 116 China Eastern Airlines Corporation Limited 2021 Annual Report Other Information The directors of the Company are responsible for the other information. The other information comprises all of the information included in 2021 Annual Report (the “annual report”) other than the consolidated financial statements and our auditor’s report thereon. We have obtained some of the other information including management discussion and analysis and report of the directors prior to the date of this auditor’s report. The remaining other information, including the corporate information, financial summary, biographies of directors and senior management, corporate governance report and environmental, social and governance report, and the other sections to be included in the annual report, is expected to be made available to us after that date. Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. When we read the remaining other information to be included in the annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to the directors and take appropriate action considering our legal rights and obligations. Responsibilities of Directors for the Consolidated Financial Statements The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. The directors of the Company are assisted by the Audit and Risk Management Committee in discharging their responsibilities are responsible for overseeing the Group’s financial reporting process. Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Independent Auditor’s Report 117 Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (continued) As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with the Audit and Risk Management Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit and Risk Management Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Independent Auditor’s Report 118 China Eastern Airlines Corporation Limited 2021 Annual Report Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (continued) From the matters communicated with the Audit and Risk Management Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Mang, Kwong Fung Frederick. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 30 March 2022

Consolidated Statement of Profit or Loss and Other Comprehensive Income Year ended 31 December 2021 119 Year ended 31 December 2021 2020 Notes RMB million RMB million Revenue 5 67,127 58,727 Other operating income and gains 6 6,079 5,698 Operating expenses Aircraft fuel (20,593) (13,840) Take-off and landing charges (10,251) (9,331) Depreciation and amortisation (22,718) (22,255) Wages, salaries and benefits 8 (21,061) (20,827) Aircraft maintenance (3,783) (3,451) Food and beverages (1,655) (1,589) Low value and short-term lease rentals (383) (358) Selling and marketing expenses (1,128) (1,570) Civil aviation development fund (852) — Ground services and other expenses (532) (872) Impairment charges 9 (22) (184) Impairment losses on financial assets, net 10 (28) (32) Fair value changes of financial asset at fair value through profit or loss (11) (26) Indirect operating expenses (3,707) (3,930) Total operating expenses (86,724) (78,265) Operating loss 7 (13,518) (13,840) Share of result of associates 22 (97) (82) Share of result of joint ventures 23 (44) (13) Finance income 11 1,958 2,660 Finance costs 12 (5,812) (5,213) Loss before income tax (17,513) (16,488) Income tax credit 13 4,229 3,927 Loss for the year (13,284) (12,561) Loss is attributable to: Equity holders of the Company (12,214) (11,836) Non-controlling interests (1,070) (725) (13,284) (12,561) Loss per share attributable to the equity holders of the Company: — Basic and diluted (expressed in RMB per share) 15 (0.73) (0.72) Loss for the year (13,284) (12,561) Other comprehensive (loss)/income: Items that may be subsequently reclassified to profit or loss — Effective portion of changes in fair value of hedging instruments arising during the year 221 153 — Reclassification adjustments for losses/(gains) included in the consolidated statement of profit or loss (525) 57 — Income tax effect 76 (52)

Year ended 31 December 2021 Consolidated Statement of Profit or Loss and Other Comprehensive Income 120 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 2020 Notes RMB million RMB million Items that may not be subsequently reclassified to profit or loss — Fair value changes of equity investments designated at fair value through other comprehensive (loss)/income, net of tax (247) (209) — Share of other comprehensive (loss)/income of an associate, net of tax 22 (7) 2 — Actuarial losses on the post-retirement benefit obligations, net of tax 39 (84) (61) Other comprehensive loss for the year, net of tax (566) (110) Total comprehensive loss for the year (13,850) (12,671) Total comprehensive loss attributable to: Equity holders of the Company (12,765) (11,940) Non-controlling interests (1,085) (731) (13,850) (12,671)

Consolidated Statement of Financial Position As at 31 December 2021 121 31 December 2021 31 December 2020 Note RMB million RMB million Non-current assets Property, plant and equipment 16 93,242 101,043 Investment properties 17 118 166 Right-of-use assets 18(a) 126,875 118,210 Intangible assets 19 11,713 11,718 Advanced payments on acquisition of aircraft 20 12,165 17,240 Investments in associates 22 1,777 1,793 Investments in joint ventures 23 484 594 Equity investments designed at fair value through other comprehensive income 24 457 995 Derivative financial instruments 25 — 37 Deferred tax assets 27 9,580 5,011 Other non-current assets 26 4,469 5,345 260,880 262,152 Current assets Flight equipment spare parts 28 1,799 2,054 Trade receivables 29 974 1,124 Prepayments and other receivables 31 12,089 11,198 Financial assets at fair value through profit or loss 30 84 95 Derivative financial instruments 25 — 362 Restricted bank deposits 32 12 12 Cash and cash equivalents 32 12,950 7,651 Assets classified as held for sale 33 2 2 27,910 22,498 Current liabilities Trade and bills payables 34 2,454 3,220 Other payables and accruals 36 18,745 21,619 Contract liabilities 35 3,287 3,671 Current portion of borrowings 37 44,999 57,150 Current portion of lease liabilities 18(b) 16,350 14,073 Income tax payable 55 48 Current portion of provision for lease return costs for aircraft and engines 38 — 24 Derivative financial instruments 25 1 3 85,891 99,808 Net current liabilities (57,981) (77,310) Total assets less current liabilities 202,899 184,842

As at 31 December 2021 Consolidated Statement of Financial Position 122 China Eastern Airlines Corporation Limited 2021 Annual Report 31 December 2021 31 December 2020 Note RMB million RMB million Non-current liabilities Borrowings 37 50,792 30,745 Lease liabilities 18(b) 82,126 82,178 Provision for lease return costs for aircraft and engines 38 7,270 6,966 Contract liabilities 35 899 1,320 Derivative financial instruments 25 45 138 Post-retirement benefit obligations 39 2,367 2,373 Other long-term liabilities 40 2,248 1,955 Deferred tax liabilities 27 — 13 145,747 125,688 Net assets 57,152 59,154 Equity attributable to equity holder of the Company — Share capital 41 18,874 16,379 — Reserves 42 34,741 39,870 53,615 56,249 Non-controlling interests 21 3,537 2,905 Total equity 57,152 59,154 The consolidated financial statements on pages 119 to 231 were approved by the Board of Directors on 30 March 2022 and were signed on behalf. Liu Shaoyong Chairman Li Yangmin President

Consolidated Statement of Changes in Equity

Year ended 31 December 2021

	Note	Attributable to equity holders of the Company				Non-controlling interests	Total equity
		Share capital	Other reserves	Retained earnings/ (accumulated losses)	Total		
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2020		16,379	34,747	17,882	69,008	3,638	72,646
Comprehensive income:							
Loss for the year		–	–	(11,836)	(11,836)	(725)	(12,561)
Other comprehensive income		–	(104)	–	(104)	(6)	(110)
Total comprehensive income		–	(104)	(11,836)	(11,940)	(731)	(12,671)
Total transaction with equity holders:							
Dividends relating to 2019		–	–	(819)	(819)	–	(819)
Dividend paid to non-controlling interests		–	–	–	–	(2)	(2)
Balance at 31 December 2020		16,379	34,643*	5,227*	56,249	2,905	59,154
Total equity at 1 January 2021		16,379	34,643	5,227	56,249	2,905	59,154
Comprehensive income:							
Loss for the year		–	–	(12,214)	(12,214)	(1,070)	(13,284)
Other comprehensive income		–	(551)	–	(551)	(15)	(566)
Total comprehensive income		–	(551)	(12,214)	(12,765)	(1,085)	(13,850)
Total transaction with equity holders:							
Issue of ordinary shares, net of transaction costs and tax	41	2,495	8,325	–	10,820	–	10,820
Capital injection by non-controlling interests in subsidiaries	21	–	(689)	–	(689)	1,717	1,028
Transfer of gain on disposal of equity investments at fair value through other comprehensive income to retained earnings		–	(157)	157	–	–	–
Balance at 31 December 2021		18,874	41,571*	(6,830)*	53,615	3,537	57,152

* As at 31 December 2021, these reserve accounts comprise the consolidated reserves of RMB34,741 million (2020: RMB39,870 million) in the consolidated statement of financial position.

123

Consolidated Statement of Cash Flows Year ended 31 December 2021 124 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 2020 Note RMB million RMB million Cash flow from operating activities Cash generated from operations 43(a) 5,828 1,480 Income tax paid (136) (269) Net cash generated from operating activities 5,692 1,211 Cash flow from investing activities Additions to property, plant and equipment and other non-current assets (10,807) (7,247) Investments in associates and joint ventures (140) — Net proceeds from disposal of a subsidiary 117 — Proceeds from disposal of property, plant and equipment 3,097 894 Proceeds from novation of purchase rights 8,793 — Proceeds from disposal of intangible assets and land use rights 752 5 Proceeds from disposal of an equity investment 288 — Dividends received 105 100 Settlement relating to derivative financial instruments — (28) Loan to a joint venture — (7) Proceeds from repayment of loans to a joint venture 4 — Net cash generated from/(used in) investing activities 2,155 (6,283) Cash flows from financing activities Proceeds from issue of shares 10,820 — Capital injection by non-controlling interests in a subsidiary 283 — Proceeds from draw-down of short-term bank loans 55,954 28,883 Proceeds from draw-down of long-term bank loans 20,279 10,823 Proceeds from issuance of short-term debentures 39,000 77,200 Proceeds from issuance of long-term debentures and bonds 11,386 1,998 Proceeds from sales-leaseback of aircrafts 686 — Repayments of short-term bank loans (40,329) (9,130) Repayments of long-term bank loans (4,490) (1,948) Repayments of short-term debentures (65,500) (69,200) Repayments of long-term debentures and bonds (8,523) (2,453) Repayments of principal of lease liabilities (15,725) (18,439) Interest paid (6,307) (5,482) Settlement relating to derivative financial instruments (60) (4) Dividends paid to Company’s shareholders — (819) Dividends paid to non-controlling interests of subsidiaries — (3) Net cash (used in)/generated from financing activities (2,526) 11,426 Net increase in cash and cash equivalents 5,321 6,354 Cash and cash equivalents at beginning of the year 7,651 1,350 Effects of exchange rate changes on cash and cash equivalents (22) (53) Cash and cash equivalents at end of the year 12,950 7,651

Notes to the Consolidated Financial Statements Year ended 31 December 2021 125 1 Corporate Information China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services. In the opinion of the directors of the Company, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), a state-owned enterprise established in the PRC. The A shares, H shares and American Depositary Shares of the Company are listed on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively. These financial statements were approved and authorised for issue by the Company’s Board of Directors (the “Board”) on 30 March 2022. 2 Summary of Significant Accounting Policies The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. 2.1 Basis of preparation These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance Cap. 622. They have been prepared under the historical cost convention, except for equity investments designated at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated. (i) Going concern In 2021, the Group incurred net loss of RMB13.28 billion. As at 31 December, 2021, the Group’s current liabilities exceeded its current assets by approximately RMB57.98 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on its financial condition and operating results. The Board has also considered the following factors: • Sufficient unutilized banking facilities as at 31 December, 2021; • The Group’s sound credit standing and history of cooperation with banks and other financial institutions; and • The Group’s expected net cash inflows from operating activities for not less than 12 months starting from the period end of the financial statements, considering the recovery of flights and the Group’s major operating costs including fuel prices during such period.

126 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements The Board believes that the Group has sufficient source of financing to enable it to operate, as well as to meet its liabilities as and when they become due, and to support its the capital expenditures in the foreseeable future of not less than twelve months starting from the period end of the financial statements. Accordingly, the Board continued to prepare the Group’s financial statements as of and for the year ended 31 December, 2021 on a going concern basis. (ii) New and amended standards adopted by the Group The Group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2021: Amendment to IFRS 16 — COVID-19-related rent concessions beyond 30th June 2021. The Group has early adopted the amendment to IFRS 16. The Group previously applied the practical expedient in IFRS 16 such that as lessee it was not required to assess whether rent concessions occurring as a direct consequence of the COVID-19 pandemic were lease modifications, if the eligibility conditions are met. One of these conditions requires that the reduction in lease payments affect only payments originally due on or before a specified time limit. The 2021 amendment extends this time limit from 30th June 2021 to 30th June 2022. The eligible rent concessions are accounted for as negative variable lease payments, and are recognised in profit or loss in the period in which the event or condition that triggers those payments occurred. There is no impact on the opening balance of equity at 1st January 2021. The adoption of this new amendment did not give rise to significant impact on the Group’s result of operations and financial position for the year ended 31 December 2021. Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 — Interest Rate Benchmark Reform — Phase 2 The amendments focus on accounting reliefs once a new benchmark interest rate is in place. The reliefs have the effect that changing the basis for determining contractual cash flows for financial assets, financial liabilities and lease liabilities, that are as a direct consequence of the Inter-Bank Offered Rate (“IBOR”) reform and are economically equivalent, will not result in an immediate gain or loss in the profit or loss. The amendments also provide reliefs to allow hedge accounting to continue when the hedging relationships are directly affected by IBOR reform. The amendments do not have an impact on the current reporting period as the Group has not moved any existing contracts to new benchmark interest rates. In addition, the Group considers that uncertainty remains over the timing and/or amounts of future cash flows indexed to benchmark interest rates and thus the Group continues to apply the existing accounting policies. 2 Summary of Significant Accounting Policies (continued) 2.1 Basis of preparation (continued) (i) Going concern (continued)

127 Year ended 31 December 2021 Notes to the Consolidated Financial Statements (iii) New standards and interpretations not yet adopted Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2021 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. Effective for accounting year beginning on or after Amendments to IAS 16 — Property, Plant and Equipment: Proceeds before Intended Use 1 January 2022 Amendments to IFRS 3 — Reference to the Conceptual Framework 1 January 2022 Amendments to IAS 37 — Onerous Contracts — Cost of Fulfilling a Contract 1 January 2022 Annual Improvements to IFRS Standards 2018–2020 1 January 2022 IFRS 17 — Insurance Contracts 1 January 2023 (deferred from 1 January 2021) Amendments to IAS 1 — Classification of Liabilities as Current or Non-current 1 January 2023 (deferred from 1 January 2022) Amendments to IAS 1 and IFRS Practice Statement 2 — Disclosure of Accounting Policies 1 January 2023 Amendments to IAS 8 — Definitions of Accounting Estimates 1 January 2023 Amendments to IAS 12 — Deferred Tax related to Assets and Liabilities arising from a Single Transaction 1 January 2023 Amendments to IFRS 10 and IAS 28 — Sale or Contribution of Assets between an Investor and its Associate or Joint Venture To be determined Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2021 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. 2.2 Principles of consolidation (i) Subsidiaries Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. The acquisition method of accounting is used to account for business combinations by the Group (refer to note 2.3). 2 Summary of Significant Accounting Policies (continued) 2.1 Basis of preparation (continued)

128 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.2 Principles of consolidation (continued) (i) Subsidiaries (continued) Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively. (ii) Associates Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see (iv) below), after initially being recognised at cost. (iii) Joint ventures Interests in joint ventures are accounted for using the equity method (see (iv) below), after initially being recognised at cost in the consolidated balance sheet. (iv) Equity method Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment. Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity. Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group. The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 2.18.

129 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.2 Principles of consolidation (continued) (v) Changes in ownership interests The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of the Company. When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss. If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate. 2.3 Business combinations The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the: • fair values of the assets transferred • liabilities incurred to the former owners of the acquired business • equity interests issued by the Group • fair value of any asset or liability resulting from a contingent consideration arrangement, and • fair value of any pre-existing equity interest in the subsidiary. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expensed as incurred. The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisitiondate fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognised directly in profit or loss as a bargain purchase.

130 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.3 Business combinations (continued) Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognised in profit or loss. If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss. 2.4 Separate financial statements Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the company on the basis of dividend received and receivable. Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill. 2.5 Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the office of the General Manager that makes strategic decisions. 2.6 Foreign currency translation (i) Functional and presentation currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in “RMB”, which is the functional and presentation currency of the Company and the Group’s entities. (ii) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognised in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in profit or loss within “finance income” or “finance costs”.

131 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.7 Revenue recognition (i) Revenue from contracts with customers Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved. When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognised under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15. (a) Provision of services Traffic revenue Passenger, cargo and mail revenues are recognised as traffic revenue when the transportation is provided or when ticket breakage occurs. The value of sold but unused tickets is included in contract liabilities as sales in advance of carriage (“SIAC”). The Group estimates the value of passenger ticket breakage based on historical trends and experience and recognises revenue at the scheduled flight date. Commission income Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised upon ticket sales. Other operations incomes Revenues from the provision of ground services, ticket cancellation services and other travel related services are recognised when the services are rendered.

132 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.7 Revenue recognition (continued) (i) Revenue from contracts with customers (continued) (b) Frequent flyer programme The Group operates a frequent flyer programme called “Eastern Miles” that issues mileage points to program members based on accumulated mileage. Mileage points can be used to redeem for free or discounted goods or tickets until expiration. The frequent flyer programme provides a significant right to the customers and the Group treats it as a separate performance obligation. The Group defers a portion of passenger revenue attributable to the mileage points issued based on the relative stand-alone selling price approach and recognises revenue when the mileage points are redeemed and performance obligations are fulfilled or the mileage points expire unused. The stand-alone selling price of the mileage points was estimated based on the historical prices of equivalent flights and goods provided for mileage points redeemed and was adjusted for mileage points that are not expected to be redeemed (“Breakage”). (c) Sale of goods Revenue from the sale of goods is recognised at the point in time when control of the asset is transferred to the customer. (d) Contract liabilities A contract liability is recognised when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer). (ii) Revenue from other sources Rental income is recognised on a time proportion basis over the lease terms. Variable lease payments that do not depend on an index or a rate are recognised as income in the accounting period in which they are incurred. 2.8 Government grants Government grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, for which it is intended to compensate are expensed. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to profit or loss over the expected useful life of the relevant asset by equal annual instalments. 2.9 Maintenance and overhaul costs Overhaul costs that meet specific recognition criteria are capitalised as a component of property, plant and equipment or right-of-use assets and are depreciated over the appropriate maintenance cycles. Certain lease arrangements contain provisions for the Group‘s obligations to fulfil certain return conditions at the end of lease term. The Group estimated lease return costs for aircraft and engines and recognised such costs as part of the rightof- use asset and are depreciated over their respective lease term. All other repairs and maintenance costs are charged to profit or loss as and when incurred.

133 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.10 Interest income Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance). 2.11 Dividend income Dividends are received from financial assets measured at fair value through profit or loss (FVPL) and at fair value through other comprehensive income (FVOCI). Dividends are recognised as other income in profit or loss when the right to receive payment is established. This applies even if they are paid out of pre-acquisition profits, unless the dividend clearly represents a recovery of part of the cost of an investment. In this case, the dividend is recognised in OCI if it relates to an investment measured at FVOCI. However, the investment may need to be tested for impairment as a consequence. 2.12 Borrowing costs General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation. Other borrowing costs are expensed in the period in which they are incurred. 2.13 Income tax Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity. Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates. Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except: (i) when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (ii) in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

134 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.13 Income tax (continued) Deferred tax assets are recognised for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except: (i) when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (ii) in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. 2.14 Intangible assets (i) Goodwill Goodwill is measured as described in note 2.3. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

135 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.14 Intangible assets (continued) (ii) Computer software costs Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognised as expenses when incurred. 2.15 Deferred pilot recruitment costs Deferred pilot recruitment costs represent the costs borne by the Group in connection with securing a certain minimum period of employment of pilots and are amortised on a straight-line basis over the anticipated beneficial period of 5 years, starting from the date the pilot joins the Group. 2.16 Property, plant and equipment Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5, as further explained in the accounting policy for “Non-current assets and disposal groups held for sale”. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to profit or loss. Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows: Owned aircraft and engines 20 years Other flight equipment, including rotables 10 years Buildings 8 to 35 years Other property, plant and equipment 3 to 20 years Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

136 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.16 Property, plant and equipment (continued) An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings. Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use. 2.17 Investment properties Investment properties are interests in land and buildings held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes, or for sale in the ordinary course of business. Such properties are measured initially at cost, including related transaction costs. After initial recognition, the Group chooses the cost model to measure all of its investment properties. Depreciation is calculated on the straight-line basis to write off the cost to its residual value over its estimated useful life. The estimated useful lives are as follows: Buildings 20 to 35 years The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Any gains or losses on the retirement or disposal of an investment property are recognised in profit or loss in the year of the retirement or disposal. 2.18 Impairment of non-financial assets Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cashgenerating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

137 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.19 Non-current assets and disposal groups held for sale Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets that are carried at fair value, which are specifically exempt from this requirement. Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. 2.20 Advanced payments on acquisition of aircraft Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable borrowing costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft. 2.21 Flight equipment spare parts Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment spare parts in the ordinary course of business, less applicable selling expenses. 2.22 Investments and other financial assets (i) Initial recognition and measurement Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income, and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition”. In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

138 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.22 Investments and other financial assets (continued) (i) Initial recognition and measurement (continued) The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss. All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace. (ii) Subsequent measurement The subsequent measurement of financial assets depends on their classification as follows: Financial assets at amortised cost (debt instruments) Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in the statement of profit or loss when the asset is derecognised, modified or impaired. Financial assets at fair value through other comprehensive income (debt instruments) For debt investments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in other comprehensive income. Upon derecognition, the cumulative fair value change recognised in other comprehensive income is recycled to the statement of profit or loss. Financial assets designated at fair value through other comprehensive income (equity investments) Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrumentby- instrument basis. Gains and losses on these financial assets are never recycled to the statement of profit or loss. Dividends are recognised as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

139 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.22 Investments and other financial assets (continued) (ii) Subsequent measurement (continued) Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss. This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognised as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably. A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category. A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss. (iii) Derecognition of financial assets A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

140 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.22 Investments and other financial assets (continued) (iv) Impairment The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. General approach ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information. The Group considers a financial asset in default when contractual payments are past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. Debt investments at fair value through other comprehensive income and financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below. Stage 1 — Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs Stage 2 — Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs Stage 3 — Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs Simplified approach For trade receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

141 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.23 Financial liabilities (i) Initial recognition and measurement Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables, derivative financial instruments, lease liabilities, interest-bearing bank and other borrowings. (ii) Subsequent measurement The subsequent measurement of financial liabilities depends on their classification as follows: Financial liabilities at amortised cost After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the statement of profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the statement of profit or loss. (iii) Derecognition of financial liabilities A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the statement of profit or loss. 2.24 Offsetting of financial instruments Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

142 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.25 Derivatives and hedging activities Initial recognition and subsequent measurement The Group uses derivative financial instruments, such as forward currency contracts, interest rate swaps and fuel forward contracts, to hedge its foreign currency risk, interest rate risk and fuel price risk, respectively. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The fair value of commodity purchase contracts that meet the definition of a derivative as defined by IFRS 9 is recognised in the statement of profit or loss as cost of sales. Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements are held at cost. Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognised in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss. For the purpose of hedge accounting, hedges are classified as: • fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment; or • cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction, or a foreign currency risk in an unrecognised firm commitment; or • hedges of a net investment in a foreign operation. At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, the risk management objective and its strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements: • There is “an economic relationship” between the hedged item and the hedging instrument. • The effect of credit risk does not “dominate the value changes” that result from that economic relationship. • The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

143 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.25 Derivatives and hedging activities (continued) Initial recognition and subsequent measurement (continued) Hedges which meet all the qualifying criteria for hedge accounting are accounted for as follows: (i) Cash flow hedges The effective portion of the gain or loss on the hedging instrument is recognised directly in other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts accumulated in other comprehensive income are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability. This is not a reclassification adjustment and will not be recognised in other comprehensive income for the period. This also applies where the hedged forecast transaction of a non-financial asset or non-financial liability subsequently becomes a firm commitment to which fair value hedge accounting is applied. For any other cash flow hedges, the amount accumulated in other comprehensive income is reclassified to the statement of profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect the statement of profit or loss. If cash flow hedge accounting is discontinued, the amount that has been accumulated in other comprehensive income must remain in accumulated other comprehensive income if the hedged future cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to the statement of profit or loss as a reclassification adjustment. After the discontinuation, once the hedged cash flow occurs, any amount remaining in accumulated other comprehensive income is accounted for depending on the nature of the underlying transaction as described above. (ii) Fair value hedges The change in the fair value of a hedging instrument is recognised in the statement of profit or loss as other expenses. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying amount of the hedged item and is also recognised in the statement of profit or loss as other expenses. For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through the statement of profit or loss over the remaining term of the hedge using the effective interest rate method. Effective interest rate amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognised, the unamortised fair value is recognised immediately in the statement of profit or loss. When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in the statement of profit or loss. The changes in the fair value of the hedging instrument are also recognised in the statement of profit or loss.

144 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.25 Derivatives and hedging activities (continued) Current versus non-current classification Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into current and non-current portions based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows). • Where the Group expects to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the end of the reporting period, the derivative is classified as non-current (or separated into current and non-current portions) consistently with the classification of the underlying item. • Embedded derivatives that are not closely related to the host contract are classified consistently with the cash flows of the host contract. • Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instruments are separated into current portions and non-current portions only if a reliable allocation can be made. 2.26 Trade receivables Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. See note 29 for further information about the Group’s accounting for trade receivables and note 48.1 for a description of the Group’s impairment policies. 2.27 Cash and cash equivalents For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management. For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including assets similar in nature to cash, which are not restricted as to use. 2.28 Borrowings Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

145 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.28 Borrowings (continued) Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as finance costs. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period. 2.29 Provisions A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense. For the contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, the present obligation under the contract is recognised and measured as a provision. 2.30 Leases The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. (i) As lessee Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes. Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

146 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.30 Leases (continued) (i) As lessee (continued) Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: • fixed payments (including in-substance fixed payments), less any lease incentives receivable • variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date • amounts expected to be payable by the Group under residual value guarantees • the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and • payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. To determine the incremental borrowing rate, the Group: • where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received • uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third-party financing, and • makes adjustments specific to the lease, e.g., term, country, currency and security. If a readily observable amortising loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the Group entities use that rate as a starting point to determine the incremental borrowing rate. The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

147 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.30 Leases (continued) (i) As lessee (continued) Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets comprising the following: • the amount of the initial measurement of lease liability • any lease payments made at or before the commencement date less any lease incentives received • any initial direct costs, and • restoration costs. Except for engine overhaul costs are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls, right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows: Aircraft and engines under leases 5 to 20 years Buildings 2 to 10 years Prepayments for land use rights 40 to 50 years Others 2 to 5 years If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The Group applies the short-term lease recognition exemption to its short-term leases (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of assets that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognised as an expense on a straight-line basis over the lease term. (ii) As lessor When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease. Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned. Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee are accounted for as finance leases.

148 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.30 Leases (continued) (iii) Sales and leaseback The Group applies the requirements for determining when a performance obligation is satisfied in IFRS15 to determine whether the transfer of an asset is accounted for as a sale of that asset. As seller-lessee If the transfer of an asset by the seller-lessee satisfies the requirements of IFRS15 to be accounted for as a sale of the asset, the Group measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Group recognises only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the lease are not at market rates, the Group makes the following adjustments to measure the sale proceeds at fair value: a) any below-market terms shall be accounted for as a prepayment of lease payments; and b) any above-market terms shall be accounted for as additional financing provided by the buyer-lessor to the seller-lessee. The potential adjustment required is measured on the basis of the more readily determinable of: a) the difference between the fair value of the consideration for the sale and the fair value of the asset; and b) the difference between the present value of the contractual payments for the lease and the present value of payments for the lease at market rates. If the transfer of an asset by the seller-lessee does not satisfy the requirements of IFRS15 to be accounted for as a sale of the asset, the Group continues to recognise the transferred asset and recognises a financial liability equal to the transfer proceeds. It shall account for the financial liability applying IFRS 9. 2.31 Retirement benefits (i) Defined contribution plans The Group participates in schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. Contributions to these schemes are expensed as incurred. The Group also implements an additional defined contribution pension benefit scheme (annuity) for voluntary eligible employees. Contributions are made based on a percentage of the employees’ total salaries and are charged to profit or loss as incurred. (ii) Defined benefit plan The Group provides eligible retirees with certain post-retirement benefits including retirement subsidies, transportation allowance as well as other welfare. The defined post-retirement benefits are unfunded. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method. Remeasurements arising from the post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognised immediately in the consolidated statement of financial position with a corresponding debit or credit to equity through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

149 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.31 Retirement benefits (continued) (ii) Defined benefit plan (continued) Past service costs are recognised in profit or loss at the earlier of: • the date of the plan amendment or curtailment; and • the date that the Group recognises restructuring-related costs Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation under “Wages, salaries and benefits” and “Finance costs” in profit or loss: • service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements • net interest expense 2.32 Dividend distribution Dividend distribution to the Company’s shareholders is recognised as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders. Proposed final dividends are disclosed in the notes to the consolidated financial statements. 2.33 Fair value measurement The Group measures its derivative financial instruments and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

150 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 2 Summary of Significant Accounting Policies (continued) 2.33 Fair value measurement (continued) All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: Level 1 — based on quoted prices (unadjusted) in active markets for identical assets or liabilities Level 2 — based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly Level 3 — based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. 2.34 Share capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. 2.35 Research and development Research expenditures are recognised as expenses as incurred. Costs incurred on development projects are capitalised as intangible assets when recognition criteria are met, including: • it is technically feasible to complete the software so that it will be available for use; • management intends to complete the software and use or sell it; • there is an ability to use or sell the software; • it can be demonstrated how the software will generate probable future economic benefits; • adequate technical, financial and other resources to complete the development and to use or sell the software are available; and • the expenditure attributable to the software during its development can be reliably measured. Other development costs that do not meet those criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 151 3 Critical Accounting Estimates and Judgements Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. (a) Passenger ticket breakage The Group recognises traffic revenues in accordance with the accounting policy stated in Note 2.7 to the consolidated financial statements. Passenger ticket breakage is recognised as revenue based on estimates. The Group estimates the value of passenger ticket breakage, reduces contract liabilities and recognises revenue at the scheduled flight date using a portfolio-based approach. The breakage rate is estimated and constrained by reference to the historical trend of passenger ticket breakage. (b) Recognition of contract liabilities for frequent flyer programme Passenger ticket sales earning mileage points under the Company’s frequent flyer programme provide customers with mileage points earned and air transportation. A portion of passenger revenue attributable to the mileage points issued is deferred based on the relative stand-alone selling price approach. Significant assumptions are used in determining the estimated stand-alone selling price of mileage points, including the historical prices of equivalent flights and goods provided, which is estimated by reference to the quantitative value a program member receives by redeeming mileage points for flights and goods, and the estimated Breakage. The Breakage is estimated considering historical redemption pattern, current industry and economic trends and other relevant factors. Changes in the significant assumptions could have a significant effect on the balance of contract liabilities for frequent flyer programme and the results of operations. (c) Provision for lease return costs for aircraft and engines Provision for lease return costs for aircraft and engines is recognised as part of the right-of-use assets and are depreciated during the lease term. The estimation of the provision is made taking into account anticipated aircraft and engines’ utilisation patterns and the anticipated return costs derived from historical experience of actual return costs incurred. Different estimates could significantly affect the estimated provision for lease return costs for aircraft and engines. (d) Retirement benefits The Group operates and maintains a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employee’s service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2.31 to the consolidated financial statements. These assumptions include, without limitation, the selection of discount rate and annual rate of increase of per capita benefit payment. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. Additional information regarding the retirement benefit plan is disclosed in Note 39 to the consolidated financial statements. (e) Deferred income tax Deferred tax assets are recognised for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary difference, and the carry forward of unused tax credits and unused tax losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. To determine the future taxable profits, reference was made to the latest available profit forecast. The key assumptions adopted in the future taxable profit forecast include revenue growth rates and gross margin rates.

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 152 China Eastern Airlines Corporation Limited 2021 Annual Report 3 Critical Accounting Estimates and Judgements (continued) (f) Estimated impairment of long-term assets (other than goodwill) The Group tests whether property, plant and equipment, right-of-use assets, intangible assets (other than goodwill) advanced payments on acquisition of aircraft and other non-current assets have been impaired in accordance with the accounting policy stated in Note 2.18 to the consolidated financial statements. The recoverable amount of the cashgenerating unit has been determined based on the higher of its value in use and its fair value less costs of disposal. The cash flow projections used to determine the value in use of a cash-generating unit, including the airline transportation operations cash-generating unit, is based on significant assumptions, such as revenue growth rates, long term growth rate, gross margin rates, and discount rate applied to the projected cash flows. These assumptions may be affected by unexpected changes in future market or economic conditions. (g) Impairment of goodwill The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount which is the higher of its value in use and its fair value less costs of disposal. The Group uses the value in use of the cash-generating unit to which the goodwill is allocated to determine the recoverable amount. The cash flow projections used to determine the value in use of a cash-generating unit, including the airline transportation operations cash-generating unit, is based on significant assumptions, such as revenue growth rates, long term growth rate, gross margin rates, and discount rate applied to the projected cash flows. These assumptions may be affected by unexpected changes in future market or economic conditions. (h) Leases — estimating the incremental borrowing rate The Group cannot readily determine the interest rate implicit in a lease, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when it needs to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating) when necessary. (i) Depreciation of property, plant and equipment and Right-of-use assets Depreciation of components related to the owned and leased airframe and engine overhaul costs are based on the Group’s historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and the results of operations. Except for components related to the owned and leased airframe and engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

4 Operating Segment Information

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as "airline transportation operations", which comprises the provision of passenger, cargo, mail delivery and ground service.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the "other segments" column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group's CODM. The Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the "PRC Accounting Standards"), which differ from IFRSs in certain aspects. The amount of each material reconciling item from the Group's reportable segment revenues and profit/(loss) before income tax, arising from different accounting policies is set out in Note 4(c) below.

The segment results for the year ended 31 December 2021 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue					
Reportable segment revenue from external customers	66,812	315	–	–	67,127
Inter-segment sales	–	1,006	(1,006)	–	–
Reportable segment revenue	66,812	1,321	(1,006)	–	67,127
Reportable segment loss before income tax	(17,889)	374	–	2	(17,513)
Other segment information					
Depreciation and amortisation	22,441	277	–	–	22,718
Impairment charges/impairment losses on financial assets, net	48	2	–	–	50
Interest income	354	–	(15)	–	339
Interest expenses	5,811	16	(15)	–	5,812
Capital expenditure	30,846	169	–	–	31,015

153

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

4 Operating Segment Information (continued)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

The segment results for year ended 31 December 2020 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue					
Reportable segment revenue from external customers	58,337	302	–	–	58,639
Inter-segment sales	–	1,499	(1,499)	–	–
Reportable segment revenue	58,337	1,801	(1,499)	–	58,639
Reportable segment loss before income tax	(17,062)	684	–	(103)	(16,481)
Other segment information					
Depreciation and amortisation	21,965	283	–	–	22,248
Impairment charges/impairment losses on financial assets, net	215	1	–	–	216
Interest income	178	1	(13)	–	166
Interest expenses	5,212	15	(13)	–	5,214
Capital expenditure	17,778	639	–	–	18,417

The segment assets and liabilities as at 31 December 2021 and 31 December 2020 were as follows:

	Airline transportation operations RMB million	**Other segments RMB million**	**Eliminations RMB million**	**Unallocated* RMB million**	**Total RMB million**
At 31 December 2021					
Reportable segment assets	280,976	4,376	(1,606)	2,802	286,548
Reportable segment liabilities	230,799	2,398	(1,606)	47	231,638
At 31 December 2020					
Reportable segment assets	275,028	5,510	(1,736)	3,606	282,408
Reportable segment liabilities	224,862	2,228	(1,736)	142	225,496

* Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, financial asset at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of financial asset at fair value through profit or loss and dividend income relating to equity investments at fair value through profit or loss.

154 China Eastern Airlines Corporation Limited | 2021 Annual Report

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 155 4 Operating Segment Information (continued) (b) The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis. The Group’s revenues by geographical area are analysed based on the following criteria: (1) Traffic revenue from services within Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations. (2) Revenue from ticket handling services, ground services and other miscellaneous services are classified on the basis of where the services are performed. 2021 RMB million 2020 RMB million Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) 56,133 45,479 International 10,553 12,759 Regional (Hong Kong, Macau and Taiwan) 441 489 67,127 58,727 (3) The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC. (c) Reconciliation of reportable segment revenues, loss and assets to the consolidated figures as reported in the consolidated financial statements: Note 2021 RMB million 2020 RMB million Revenue Reportable segment revenue 67,127 58,639 — Reclassification of taxes relating to the expired tickets (i) — 88 Consolidated revenue 67,127 58,727

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 156 China Eastern Airlines Corporation Limited 2021 Annual Report 4 Operating Segment Information (continued) (c) Reconciliation of reportable segment revenues, loss and assets to the consolidated figures as reported in the consolidated financial statements: (continued) Note 2021 RMB million 2020 RMB million Loss before income tax Reportable segment loss (17,513) (16,481) — Differences in depreciation charges for aircraft and engines due to different depreciation lives (ii) — (7) Consolidated loss before income tax (17,513) (16,488) Note 2021 RMB million 2020 RMB million Assets Reportable segment assets 286,548 282,408 — Differences in depreciation charges for aircraft and engines due to different depreciation lives (ii) — — — Difference in intangible asset arising from the acquisition of Shanghai Airlines (iii) 2,242 2,242 Consolidated assets 288,790 284,650 Notes: (i) The difference represents the different classification of sales related taxes under the PRC Accounting Standards and IFRSs. (ii) The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Despite the depreciation policies of these assets which have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards. (iii) The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill.

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 157 5 Revenue An analysis of revenue is as follows: 2021 RMB million 2020 RMB million Revenue from contracts with customers 66,887 58,470 Revenue from other sources — Rental income 240 257 67,127 58,727 (a) Disaggregated revenue information for revenue from contracts with customers: For the year ended 31 December 2021 Segments Airline transportation operations RMB million Others operations RMB million Total RMB million Types of goods or services Traffic revenues — Passenger 54,105 — 54,105 — Cargo and mail 8,309 — 8,309 Ticket cancellation and commission service 2,115 — 2,115 Ground service income 756 — 756 Others 1,287 315 1,602 Total revenue from contracts with customers 66,572 315 66,887 Geographical markets Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) 55,578 315 55,893 International 10,553 — 10,553 Regional (Hong Kong, Macau and Taiwan) 441 — 441 Total revenue from contracts with customers 66,572 315 66,887

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 158 China Eastern Airlines Corporation Limited 2021 Annual Report 5 Revenue (continued) (a) Disaggregated revenue information for revenue from contracts with customers: (continued) For the year ended 31 December 2020 Segments Airline transportation operations RMB million Others operations RMB million Total RMB million Types of goods or services Traffic revenues — Passenger 49,215 — 49,215 — Cargo and mail 4,895 — 4,895 Ticket cancellation and commission service 2,206 — 2,206 Ground service income 818 — 818 Others 1,034 302 1,336 Total revenue from contracts with customers 58,168 302 58,470 Geographical markets Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) 44,920 302 45,222 International 12,759 — 12,759 Regional (Hong Kong, Macau and Taiwan) 489 — 489 Total revenue from contracts with customers 58,168 302 58,470 Set out below is the reconciliation of the revenue from contracts with customers to the amounts disclosed in the segment information: For the year ended 31 December 2021 Segments Airline transportation operations RMB million Others operations RMB million Total RMB million Revenue from contracts with customers External customers 66,572 315 66,887 Intersegment sales — 1,006 1,006 Intersegment adjustment and eliminations — (1,006) (1,006) Total revenue from contracts with customers 66,572 315 66,887

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 159 5 Revenue (continued) (a) Disaggregated revenue information for revenue from contracts with customers: (continued) For the year ended 31 December 2020 Segments Airline transportation operations RMB million Others operations RMB million Total RMB million Revenue from contracts with customers External customers 58,168 302 58,470 Intersegment sales — 1,499 1,499 Intersegment adjustment and eliminations — (1,499) (1,499) Total revenue from contracts with customers 58,168 302 58,470 The following table shows the amount of revenue recognised in the current reporting period that was included in the contract liabilities at the beginning of the reporting period: 2021 RMB million 2020 RMB million Revenue recognised that was included in contract liabilities at the beginning of the year: Passenger transportation services 2,979 6,699 As at 31 December, 2021, the contract liabilities for frequent flyer programme amounted to RMB1,492 million. The table below presents the activity of the contract liabilities for frequent flyer programme. 2021 RMB million 2020 RMB million At 1 January 1,966 2,245 Deferred during the year 945 843 Recognised as revenue during the year (1,250) (1,122) At 31 December 1,661 1,966 Less: the related pending output value added tax therein (169) (185) 1,492 1,781

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 160 China Eastern Airlines Corporation Limited 2021 Annual Report 5 Revenue (continued) (b) Performance obligations Information about the Group’s performance obligations is summarised below: Passenger transportation services The performance obligation is satisfied upon transportation service provided. Payment in advance is required and reflected in sales in advance of carriage or frequent flyer programme, both of which are included in contract liabilities. Cargo and mail transportation services The performance obligation is satisfied as services are rendered and payment is generally due within 30 days after the end of each month. Ground services The performance obligation is satisfied as services are rendered and payment is generally due within 45 days from the date of billing. Ticket cancellation and commission services The performance obligation is satisfied as the process of ticket cancellation or sales is completed and consideration normally has been received before the services are rendered.

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 161 6 Other Operating Income and Gains 2021 RMB million 2020 RMB million Co-operation routes income (note (a)) 3,696 3,650 Routes subsidy income (note (b)) 383 372 Other subsidy income (note (c)) 803 1,326 Gain on disposal of items of property, plant and equipment and right-of-use assets 742 55 Gain on disposal of subsidiaries, associates and joint ventures 142 — Compensation from ticket sales agents 63 53 Others 250 242 6,079 5,698 (a) Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties. (b) Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group. (c) Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants. (d) There are no unfulfilled conditions or other contingencies related to subsidies that were recognised for the year ended 31 December, 2021 and 2020. 7 Operating Loss Operating loss is stated after charging the following items: 2021 RMB million 2020 RMB million Amortisation of intangible assets (Note 19) 210 239 Depreciation of property, plant and equipment (Note 16) 9,490 9,067 Depreciation of right-of-use assets (Note 18(a)) 12,389 12,367 Depreciation of investment properties (Note 17) 10 12 Amortisation of long-term deferred assets included in other non-current assets 619 570 Impairment charge on property, plant and equipment (Note 9) 1 31 Write-down of flight equipment spare parts to net realisable value (Note 9) 21 153 Consumption of flight equipment spare parts 1,218 1,135 Auditors’ remuneration 12 17

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 162 China Eastern Airlines Corporation Limited 2021 Annual Report 8 Wages, Salaries and Benefits 2021 RMB million 2020 RMB million Wages, salaries, bonuses and allowances 15,776 16,412 Employee welfare and benefits 435 128 Pension (Note 39(a)) 2,412 2,149 Medical insurance (note (i)) 982 725 Staff housing fund (note (ii)) 1,265 1,195 Staff housing allowances (note (iii)) 186 214 Early retirement benefits (note (iv)) 5 4 21,061 20,827 Notes: (i) Medical insurance Majority of the Group’s PRC employees participate in the medical insurance schemes organised by municipal governments. (ii) Staff housing fund In accordance with the relevant PRC housing regulations, the Group is required to contribute to the state-sponsored housing fund for its employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits. (iii) Staff housing allowances The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally provided over a period of 20 years. Upon an eligible employee’s resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid. (iv) Early retirement benefits The Group implements an early retirement scheme which allows eligible employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the early retirement employees’ basic salaries and certain welfare in the future on a monthly basis according to the early retirement scheme, together with social insurance and housing fund pursuant to the regulation of the local government. The benefits of the early retirement scheme are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the benefits the early retirement employees enjoyed. The present value of the future cash flows expected to be required to settle the obligations is recognised as a provision in “other long-term liabilities”.

Notes to the Consolidated Financial Statements
Year ended 31 December 2021

8 Wages, Salaries and Benefits (continued)

Notes: (continued)

(v) Directors' and executive's remuneration

Directors' and executive's remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	2021 RMB million	2020 RMB million
Fees	620	460
Other emoluments:		
Salaries, allowances and benefits in kind	1,616	2,906
Performance related bonuses*	–	–
Pension scheme contributions	52	61
	2,288	3,427

* No executive directors of the Company are entitled to bonus payments which are determined as percentage of the profit after tax of the Group.

2021

	Fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Performance related bonuses RMB'000	Pension scheme contributions RMB'000	Total RMB'000
Executive Directors					
Liu Shaoyong*	–	–	–	–	–
Li Yangmin*	–	–	–	–	–
Tang Bing*	–	–	–	–	–
Lin Wanli**	–	–	–	–	–
Jiang Jiang****	–	–	–	–	–
Independent non-executive Directors					
Cai Hongping	200	–	–	–	200
Dong Xuebo	80	–	–	–	80
Sun Zheng**	120	–	–	–	120
Lu Xiongwen**	120	–	–	–	120
Shao Ruiqing***	100	–	–	–	100
Supervisors					
Guo Lijun**	–	1,082	–	31	1,113
Fang Zhaoya*	–	–	–	–	–
Zhou Huaxin****	–	534	–	21	555
Total	620	1,616	–	52	2,288

163

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

8 Wages, Salaries and Benefits (continued)

Notes: (continued)

(v) Directors' and executive's remuneration (continued)

2020

	Fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Performance related bonuses RMB'000	Pension scheme contributions RMB'000	Total RMB'000
Executive Directors					
Liu Shaoyong*	–	–	–	–	–
Wang Junjin***	–	–	–	–	–
Li Yangmin*	–	–	–	–	–
Tang Bing*	–	–	–	–	–
Yuan Jun*&***	–	–	–	–	–
Jiang Jiang****	–	2,325	–	36	2,361
Independent non-executive Directors					
Lin Wanli***	–	–	–	–	–
Shao Ruiqing	200	–	–	–	200
Cai Hongping	200	–	–	–	200
Dong Xuebo	60	–	–	–	60
Supervisors					
Xi Sheng*&***	–	–	–	–	–
Gao Feng***	–	536	–	23	559
Zhou Huaxin****	–	45	–	2	47
Fang Zhaoya*	–	–	–	–	–
Total	460	2,906	–	61	3,427

* These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion those amounts between their services to the Group and their services to CEA Holding.

** These directors and supervisors of the Company were newly appointed or elected during the years ended 31 December 2021 and 2020, respectively.

*** These directors and supervisors of the Company resigned during the years ended 31 December 2021 and 2020, respectively.

**** Mr. Jiang Jiang was newly appointed as Employee Representative Director on 28 December 2020 and Mr. Zhou Huaxin was newly appointed as Supervisor on 10 December 2020. Their salaries, allowances and benefits in kind were listed as being Managers.

During the years ended 31 December 2021 and 2020, no directors and supervisors waived their emoluments.

164 China Eastern Airlines Corporation Limited | 2021 Annual Report

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

8 Wages, Salaries and Benefits (continued)

Notes: (continued)

(vi) Five highest paid individuals

Nil of the Company's directors and supervisors was among the five highest paid individuals in the Group for the year ended 31 December 2021 (2020: Nil). The emoluments payable to the five highest paid individuals were as follows:

	2021 RMB'000	2020 RMB'000
Wages, salaries and allowances	8,537	10,495
Performance related bonuses*	–	–
Pension scheme contributions	185	172
	8,722	10,667

* None of the above highest paid individuals are entitled to bonus payments which are determined as a percentage of the profit after tax of the Group.

The number of five highest paid individuals whose emoluments fell within the following bands is as follows:

	2021	2020
HK$2,000,001 to HK$2,500,000	5	2
HK$2,500,001 to HK$3,000,000	–	3
HK$3,000,001 to HK$3,500,000	–	–

During the year ended 31 December 2021, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2020: Nil).

9 Impairment Charges

	2021 RMB million	2020 RMB million
Impairment charge on property, plant and equipment (Note 16)	1	31
Write-down of flight equipment spare parts to net realisable value (Note 28)	21	153
	22	184

10 Impairment Losses on Financial Assets, Net

	2021 RMB million	2020 RMB million
Impairment losses on trade receivable, net (Note 29)	3	15
Impairment losses on other receivables (Note 31)	25	17
	28	32

11 Finance Income

	2021 RMB million	2020 RMB million
Interest income	339	166
Foreign exchange gains, net (Note 12(b))	1,619	2,494
	1,958	2,660

165

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 166 China Eastern Airlines Corporation Limited 2021 Annual Report 12 Finance Costs 2021 RMB million 2020 RMB million Interest on bank borrowings 1,946 1,112 Interest relating to lease liabilities 3,113 3,655 Interest relating to post-retirement benefit obligations 83 85 Interest relating to provision for lease return costs for aircraft and engines 278 283 Interest on bonds and debentures 842 632 Interest relating to interest rate swap contracts 17 4 Less: amounts capitalized into advanced payments on acquisition of aircraft (note (a)) (467) (558) 5,812 5,213 Foreign exchange losses, net (note (b)) — — 5,812 5,213 Notes: (a) The weighted average interest rate used for interest capitalization is 3.57% per annum for the year ended 31 December 2021 (for the year ended 31 December 2020: 3.55%). (b) The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and lease liabilities for the year ended 31 December 2021 and 2020. 13 Income Tax The amounts of income tax credit charged to the consolidated income statements represent: 2021 RMB million 2020 RMB million Current income tax 143 222 Deferred income tax (4,372) (4,149) (4,229) (3,927) Pursuant to the “Notice on the continuation of the Income Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Ministry of Finance Announcement [2020] No. 23), and other series of tax regulations, enterprises located in China western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2021 to 2030 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January, 2011. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2020: 16.5%). The Company and its subsidiaries, except for CEA Yunnan and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2020: 25%).

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 167 13 Income Tax (continued) A reconciliation of the tax credit applicable to loss before tax at the statutory rate for the country in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rate is as follows: 2021 RMB million 2020 RMB million Loss before income tax (17,513) (16,488) Tax calculated at the tax rate of 25% (2020: 25%) (4,378) (4,122) Lower tax rates enacted by local authority 60 56 Share of results of associates and joint ventures 35 24 Income not subject to tax (84) (12) Expenses not deductible for tax 159 169 Utilisation of previously unrecognised tax losses — (16) Unrecognised tax losses for the year 69 21 Utilisation of previously unrecognised deductible temporary differences — (10) Unrecognised deductible temporary differences — 3 Adjustments in respect of current tax of previous periods (1) (4) Additional deduction of research and development costs (58) (31) Income tax deduction of purchase of special equipment for production safety (31) (5) Tax credit (4,229) (3,927) Effective tax rate 24.15% 23.82% The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2021 and 2020, as there are tax treaties between the PRC and the corresponding jurisdictions relating to the aviation business. 14 Dividend 2021 RMB million 2020 RMB million Proposed final — Nil (2020: Nil) per ordinary share — — On 30 March 2022, the Group has no profit distribution plan to propose cash dividend for 2021 (2020: Nil). 15 Loss Per Share The calculation of basic loss per share for the year ended 31 December 2021 was based on the loss attributable to equity holders of the Company of RMB12,214 million and the weighted average number of shares of 16,795,331,016 in issue during the year. The calculation of basic loss per share for the year ended 31 December 2020 was based on the loss attributable to equity holders of the Company of RMB11,836 million and the weighted average number of shares of 16,379,509,203 in issue during the year. The Company had no potentially dilutive options or other financial instruments relating to the ordinary shares in issue during the years ended 31 December 2021 and 2020.

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 168 China Eastern Airlines Corporation Limited 2021 Annual Report 16 Property, Plant and Equipment Aircraft, engines and flight equipment Buildings Other property, plant and equipment Construction in progress Total RMB million RMB million RMB million RMB million RMB million 31 December 2021 At 1 January 2021 Cost 144,827 15,816 10,337 3,362 174,342 Accumulated depreciation and impairment (63,868) (3,102) (6,329) — (73,299) Net carrying amount 80,959 12,714 4,008 3,362 101,043 At 1 January 2021, net of accumulated depreciation and impairment 80,959 12,714 4,008 3,362 101,043 Additions 2,343 170 626 1,467 4,606 Disposals (3,094) (85) (63) — (3,242) Transfer from construction in progress — 745 279 (1,024) — Transfer from investment properties (Note 17) — 34 — — 34 Transfer from right-of-use assets (Note 18(a)) 809 — — — 809 Transfer to other non-current assets — — — (517) (517) Impairment (1) — — — (1) Depreciation provided during the year (7,958) (536) (996) — (9,490) At 31 December 2021, net of accumulated depreciation and impairment 73,058 13,042 3,854 3,288 93,242 At 31 December 2021: Cost 136,247 16,562 10,986 3,288 167,083 Accumulated depreciation and impairment (63,189) (3,520) (7,132) — (73,841) Net carrying amount 73,058 13,042 3,854 3,288 93,242

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 169 16 Property, Plant and Equipment (continued) As at 31 December, 2021, the ownership certificates of buildings with a net carrying amount of RMB1,897 million (2020: RMB8,453 million) have not been obtained. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid buildings, and that there is no material adverse impact on the overall financial position of the Group. The Group’s parcels of land in Mainland China where the buildings are situated are held under medium-term leases. The following table indicates the cost and net carrying amount of the Group’s aircraft pledged as collateral under certain borrowing arrangements (Note 37): 2021 2020 Cost Net carrying Amount Cost Net carrying Amount RMB million RMB million RMB million RMB million Aircraft — pledged as collateral 31,958 23,129 26,149 17,515

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 170 China Eastern Airlines Corporation Limited 2021 Annual Report 16 Property, Plant and Equipment (continued) Aircraft, engines and flight equipment Buildings Other property, plant and equipment Construction in progress Total RMB million RMB million RMB million RMB million RMB million 31 December 2020 At 1 January 2020 Cost 133,845 14,153 10,217 3,857 162,072 Accumulated depreciation and impairment (54,366) (2,499) (5,770) — (62,635) Net carrying amount 79,479 11,654 4,447 3,857 99,437 At 1 January 2020, net of accumulated depreciation and impairment 79,479 11,654 4,447 3,857 99,437 Additions 3,517 69 528 1,055 5,169 Disposals (781) (22) (102) (425) (1,330) Transfer from construction in progress — 1,102 21 (1,123) — Transfer from advanced payments on acquisition of aircraft 53 — — — 53 Transfer from investment properties (Note 17) — 425 — — 425 Transfer from right-of-use assets (Note 18(a)) 6,402 — — — 6,402 Transfer to investment properties (Note 17) — (13) — — (13) Transfer to other non-current assets — — — (2) (2) Depreciation provided during the year (7,680) (501) (886) — (9,067) Impairment (note) (31) — — — (31) At 31 December 2020, net of accumulated depreciation and impairment 80,959 12,714 4,008 3,362 101,043 At 31 December 2020: Cost 144,827 15,816 10,337 3,362 174,342 Accumulated depreciation and impairment (63,868) (3,102) (6,329) — (73,299) Net carrying amount 80,959 12,714 4,008 3,362 101,043 Note: During the year ended 31 December 2020, the Group made an impairment provision of RMB 31 million for certain retired engines, the recoverable amount is determined based on the estimated market prices.

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 171 17 Investment Properties 2021 RMB million 2020 RMB million Cost At 1 January 263 883 Transfer from property, plant and equipment (Note 16) — 25 Transfer from right-of-use assets (Note 18(a)) — 11 Transfer to property, plant and equipment (Note 16) (62) (565) Transfer to right-of-use assets (Note 18(a)) (9) (91) At 31 December 192 263 Accumulated depreciation At 1 January 97 230 Transfer from property, plant and equipment (Note 16) — 12 Transfer from right-of-use assets (Note 18(a)) — 3 Transfer to property, plant and equipment (Note 16) (28) (140) Transfer to right-of-use assets (Note 18(a)) (5) (20) Charge for the year (Note 7) 10 12 At 31 December 74 97 Net book amount At 31 December 118 166 As at 31 December, 2021, the fair value of the investment properties was approximately RMB324 million (2020: RMB445 million) according to a valuation performed by an independent professionally qualified valuer. The investment properties are leased to third parties and related parties under operating leases. Rental income of RMB178 million (2020: RMB139 million) was received by the Group during the year in respect of the leases. As at 31 December 2021, the Group had no pledged investment properties (2020: Nil).

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 172 China Eastern Airlines Corporation Limited 2021 Annual Report 17 Investment Properties (continued) Fair value hierarchy The following table illustrates the fair value measurement hierarchy of the Group’s investment properties: Buildings Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Not measured at fair value but fair value is disclosed: As at 31 December 2021 — 80 244 324 As at 31 December 2020 — 119 326 445 During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2020: Nil). The fair values of the buildings with comparable market prices have been estimated using significant observable inputs and calculated by adjusted market prices considering the condition and location of the buildings. The fair values of the buildings without comparable market prices have been estimated by a discounted cash flow valuation model using significant unobservable inputs such as the estimated rental value, rent growth, long term vacancy rate and discount rate. 18 Leases The Group as a lessee The Group has lease contracts for various items of aircraft, engines, buildings and others used in its operations. Lump sum payments were made upfront to acquire the leased land with lease periods of 40 to 50 years, and no ongoing payments will be made under the terms of these land leases. As at 31 December, 2021, the Group had 491 aircraft (2020: 440 aircraft) under leases, which generally have lease terms between 5 and 20 years. Leases of engines generally have lease terms between 5 and 10 years, while buildings generally have lease terms between 2 and 10 years. Others, including motor vehicles, generally have lease term between 2 to 5 years. The Group also has lease contracts for buildings and equipment with lease terms of 12 months or less or is individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 173 18 Leases (continued) The Group as a lessee (continued) (a) Right-of-use assets The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows: Aircraft, and engines Prepayments for land use rights Buildings Others Total RMB million RMB million RMB million RMB million RMB million At 1 January 2020, net of accumulated depreciation 126,464 1,343 824 73 128,704 Additions 7,109 — 1,145 135 8,389 Transfer from investment properties (Note 17) — 71 — — 71 Transfer to property, plant and equipment (Note 16) (6,402) — — — (6,402) Transfer to investment properties (Note 17) — (8) — — (8) Disposals (171) — (6) — (177) Depreciation provided during the year (11,322) (38) (948) (59) (12,367) At 31 December 2020 and 1 January 2021, net of accumulated depreciation 115,678 1,368 1,015 149 118,210 Additions 19,206 1,112 1,350 295 21,963 Transfer from investment properties (Note 17) — 4 — — 4 Transfer to property, plant and equipment (Note 16) (809) — — — (809) Disposals (58) (13) (24) (9) (104) Depreciation provided during the year (11,206) (259) (834) (90) (12,389) At 31 December 2021 122,811 2,212 1,507 345 126,875

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 174 China Eastern Airlines Corporation Limited 2021 Annual Report 18 Leases (continued) The Group as a lessee (continued) (b) Lease liabilities The carrying amount of lease liabilities and the movements during the year are as follows: 2021 RMB million 2020 RMB million Carrying amount at 1 January 96,251 110,275 New leases 18,202 7,191 Other addition 486 — Effect of foreign exchange (738) (2,768) COVID-19-related rent concessions from lessors — (3) Accretion of interest recognised during the year 3,113 3,655 Payments (18,838) (22,099) Carrying amount at 31 December 98,476 96,251 Analysed into: Current portion 16,350 14,073 Non-current portion 82,126 82,178 The maturity analysis of lease liabilities is disclosed in Note 48 to the consolidated financial statements. (c) The amounts recognised in profit or loss in relation to leases are as follows: 2021 RMB million 2020 RMB million Interest on lease liabilities (Note 12) 3,113 3,655 Depreciation charge of right-of-use assets (Note 7) 12,389 12,367 COVID-19-related rent concessions from lessors — (3) Low value and short-term lease rental 383 358 Total amount recognised in profit or loss 15,885 16,377 (d) The Group has no significant lease contracts that include extension and termination options or contain variable payments. (e) The total cash outflow for leases and future cash outflows relating to leases that have not yet commenced are disclosed in Notes 43(d) and 44, respectively, to the consolidated financial statements.

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 175 18 Leases (continued) The Group as a lessor The Group leases its certain investment properties and buildings in the PRC under operating lease arrangements, with leases negotiated for terms ranging from one to thirteen years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions. Rental income recognised by the Group during the year was RMB240 million (2020: RMB257 million), details of which are included in Note 5 to the consolidated financial statements. At 31 December 2021, the undiscounted lease payments receivable by the Group in future periods under non-cancellable operating leases with its tenants are as follows: 2021 RMB million 2020 RMB million Within one year 135 150 After one year but within two years 74 141 After two years but within three years 69 135 After three years but within four years 57 134 After four years but within five years 53 114 After five years 254 197 642 871

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

19 Intangible Assets

	Goodwill (Note(a)) RMB million	Others RMB million	Total RMB million
Cost at 1 January 2021, net of accumulated amortization	11,270	448	11,718
Additions	–	191	191
Transfer from construction in process	–	14	14
Amortization provided during the year	–	(210)	(210)
At 31 December 2021	11,270	443	11,713
At 31 December 2021:			
Cost	11,270	1,765	12,937
Accumulated amortisation	–	(1,322)	(1,224)
Net carrying amount	11,270	443	11,713
Cost at 1 January 2020, net of accumulated amortization	11,270	428	11,698
Additions	–	263	263
Transfer from construction in process	–	1	1
Disposal	–	(5)	(5)
Amortization provided during the year	–	(239)	(239)
At 31 December 2020	11,270	448	11,718
At 31 December 2020:			
Cost	11,270	1,462	12,732
Accumulated amortisation	–	(1,014)	(1,014)
Net carrying amount	11,270	448	11,718

Note:

(a) The balance represents goodwill arising from the acquisition of Shanghai Airlines. The value of the goodwill is attributable to strengthening the competitiveness of the Group's airline transportation operations, attaining synergy through integration of the resources and accelerating the development of international air transportation in Shanghai. For the purpose of impairment assessment, goodwill was allocated to the cash-generating unit ("CGU") of airline transportation operations that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projections based on a financial budget approved by senior management covering a five-year period. The revenue growth rates of the five-year period are ranging from 10%–47%. The long-term growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 2.5%, which does not exceed the long-term average growth rate for the business in which the CGU operates. The gross margin rates are ranging from 3%–16%. The pre-tax discount rate applied to the pre-tax cash flow projections is 10.6%. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date.

In 2020, the discount rate after tax applied to the post-tax cash flow projections is 9.5%. The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the fiveyear period is 2.60%, which does not exceed the long-term average growth rate for the business in which the CGU operates. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date in 2020.

20 Advanced Payments on Acquisition of Aircraft

	31 December 2021 RMB million	31 December 2020 RMB million
Advanced payments on acquisition of aircraft	12,165	17,240

Included in the Group's balance as at 31 December 2021, the amounts of accumulated interest capitalised are approximately RMB1,213 million. During the year, the Group changed the introduction pattern of some aircrafts and received RMB8,092 million from novation of purchase rights.

176 China Eastern Airlines Corporation Limited | 2021 Annual Report

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

21 Subsidiaries

The Group's principal subsidiaries at 31 December 2021 and 2020 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The place of incorporation or registration is also their principal place of business.

Company name	Place and date of incorporation/ registration and kind of legal entity	Principle activities	Issued ordinary/ registered share capital	Ownership interest held by the group		Ownership interest held by non-controlling interests	
			million	2021	2020	2021	2020
China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu")	PRC/Mainland China, 7 April 1993, limited liability company	Provision of airline services	RMB2,000	62.56%	62.56%	37.44%	37.44%
China Eastern Airlines Wuhan Co., Ltd. ("CEA Wuhan")	PRC/Mainland China, 16 August 2002, limited liability company	Provision of airline services	RMB1,750	60%	60%	40%	40%
Shanghai Eastern Flight Training Co., Ltd. ("Shanghai Flight Training")	PRC/Mainland China, 18 December 1995, limited liability company	Provision of flight training services	RMB694	100%	100%	–	–
Shanghai Airlines Co., Ltd. ("Shanghai Airlines")	PRC/Mainland China, 16 March 2010, limited liability company	Provision of airline services	RMB500	100%	100%	–	–
China Eastern Airlines Technology Co., Ltd. ("Eastern Technology")	PRC/Mainland China, 19 November 2014, limited liability company	Provision of airline maintenance services	RMB4,300	100%	100%	–	–
One two three Airlines Co., Ltd. ("OTT Airlines") (Originally named Eastern Business Airlines Co., Ltd.)	PRC/Mainland China, 27 September 2008, limited liability company	Provision of business aviation services	RMB1,500	100%	100%	–	–
China Eastern Airlines Yunnan Co., Ltd. ("CEA Yunnan") (Note(b))	PRC/Mainland China, 27 July 2010, limited liability company	Provision of airline services	RMB3,662	65.00%	90.36%	35.00%	9.64%
Eastern Air Overseas (Hong Kong) Co., Ltd. ("Eastern Air Overseas")	Hong Kong, 10 June 2011, limited liability company	Provision of import and export, investment, leasing and consultation services	HKD280	100%	100%	–	–
China United Airlines Co., Ltd. ("China United Airlines")	PRC/Mainland China, 21 September 1984, limited liability company	Provision of airline services	RMB1,320	100%	100%	–	–
China Eastern Airlines Application Development Center Co., Ltd. ("Application Development Center")	PRC/Mainland China, 21 November 2011, limited liability company	Provision of research and development of technology and products in the field of aviation	RMB498	100%	100%	–	–
China Eastern Airlines E-Commerce Co., Ltd. ("Eastern E-Commerce")	PRC/Mainland China, 1 December 2014, limited liability company	E-commerce platform and ticket agent	RMB100	100%	100%	–	–

177

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

21 Subsidiaries (continued)

(a) Non-controlling interests

Details of the Group's subsidiaries that have material non-controlling interests are set out below:

	31 December 2021	31 December 2020
Percentage of equity interest held by non-controlling interests:		
CEA Jiangsu	37.44%	37.44%
CEA Yunnan (Note (b))	35.00%	9.64%
CEA Wuhan	40.00%	40.00%

	31 December 2021 RMB million	31 December 2020 RMB million
Loss for the year allocated to non-controlling interests:		
CEA Jiangsu	(612)	(435)
CEA Yunnan	(348)	(73)
CEA Wuhan	(127)	(207)
Accumulated balances of non-controlling interests at the reporting date:		
CEA Jiangsu	395	1,010
CEA Yunnan	2,000	631
CEA Wuhan	1,160	1,299

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

31 December 2021	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million
Revenue	5,157	6,595	2,813
Total expenses	(6,792)	(7,616)	(3,131)
Loss for the year	(1,635)	(1,021)	(318)
Total comprehensive loss for the year	(1,642)	(1,021)	(341)
Current assets	384	467	158
Non-current assets	14,006	17,164	6,938
Current liabilities	6,146	5,622	2,091
Non-current liabilities	7,189	5,461	2,098
Net cash flows from operating activities	1,155	1,585	637
Net cash flows generated from/(used in) investing activities	591	309	(156)
Net cash flows used in financing activities	(1,754)	(1,275)	(481)
Effect of foreign exchange rate changes, net	–	–	–
Net decrease in cash and cash equivalents	(8)	1	–

178 China Eastern Airlines Corporation Limited | 2021 Annual Report

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

21 Subsidiaries (continued)

(a) Non-controlling interests (continued)

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations: (continued)

31 December 2020	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million
Revenue	4,550	6,048	1,650
Total expenses	(5,713)	(6,809)	(2,167)
Loss for the year	(1,163)	(761)	(517)
Total comprehensive loss for the year	(1,164)	(761)	(532)
Current assets	477	290	97
Non-current assets	12,724	17,999	7,590
Current liabilities	(4,109)	(5,219)	(1,998)
Non-current liabilities	(6,395)	(6,528)	(2,441)
Net cash flows from operating activities	1,833	3,232	642
Net cash flows used in investing activities	(331)	(534)	(99)
Net cash flows used in financing activities	(1,556)	(2,698)	(543)
Effect of foreign exchange rate changes, net	–	–	–
Net decrease in cash and cash equivalents	(55)	–	–

(b) Transaction with non-controlling interests

	2021 RMB million
Carrying amount of non-controlling interests disposed	1,717
Consideration paid by non-controlling interests	1,028
Deficit of consideration received recognised in the transactions with non-controlling interests reserve within equity	689

There were no transactions with non-controlling interests in 2020.

Notes:

CEA Yunnan was jointly invested by the Company and Yunnan Provincial People's Government ("SASAC") in 2010. According to the joint venture agreement and the articles of association, SASAC shall contribute 35% of the registered capital in cash and land use right of Kunming Airport. Before 2021, although SASAC was not able to transfer the land use right to CEA Yunnan for lacking administration approval, CEA Yunnan has operated on the land since 2010.

From January to February 2021, SASAC settled capital contributions to the subsidiary of the Company CEA Yunnan of which 283 million in cash and 744 million in the fair value of the land use right based on valuation results. Upon completion of the capital contributions, the Company and SASAC owns 65% and 35% respectively for profit/loss sharing and shareholders voting rights of CEA Yunnan. According to the supplementary shareholder agreement between the Company and SASAC signed on January 2021, from the incorporation date of CEA Yunnan to the completion of capital contribution by SASAC on January 31, 2021, the undistributed profit of CEA Yunnan shall be allocated based on the proportion of 72.74% to the Company and 27.26% to SASAC. This is treated as the transaction with non-controlling shareholder of the subsidiary and RMB689 million was recorded in reserve (Note 42).

179

180 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 22 Investment in Associate 2021 2020 RMB million RMB million Share of net assets 1,777 1,793 The movements in investments in associates were as follows: 2021 2020 RMB million RMB million At 1 January 1,793 1,977 Additions 140 — Share of results of associates (97) (82) Share of revaluation on equity investments designated at fair value through other comprehensive income held by an associate (7) 2 Dividend declared during the year (21) (104) Disposal of associates (31) — At 31 December 1,777 1,793

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

22 Investment in Associate (continued)

Particulars of the principal associates, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2021 million	2020 million	2021	2020	
Eastern Air Group Finance Co., Ltd. ("Eastern Air Finance Company")	PRC/Mainland China 6 December 1995	RMB2,000	RMB2,000	25%	25%	Provision of financial services to group companies of CEA Holding
China Eastern Air Catering Investment Co., Ltd.	PRC/Mainland China 17 November 2003	RMB350	RMB350	45%	45%	Provision of air catering services
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. ("Shanghai P&W") (note)	PRC/Mainland China 28 March 2008	USD40	USD40	51%	51%	Provision of aircraft, engine and other related component maintenance services
New Shanghai International Tower Co., Ltd.	PRC/Mainland China 17 November 1992	RMB167	RMB167	20%	20%	Property development provision and management services
Eastern Aviation Import & Export Co., Ltd. ("Eastern Import & Export")	PRC/Mainland China 9 June 1993	RMB80	RMB80	45%	45%	Provision of aviation equipment and purchase of spare parts
Eastern Aviation Advertising Service Co., Ltd. ("Eastern Advertising")	PRC/Mainland China 4 March 1986	RMB200	RMB200	45%	45%	Provision of aviation advertising agency services
Shanghai Collins Aviation Maintenance Service Co., Ltd. ("Collins Aviation")	PRC/Mainland China 27 September 2002	USD7	USD7	35%	35%	Provision of airline electronic product maintenance services
Shanghai Airlines Tours International (Group) Co., Ltd. ("Shanghai Airlines Tours")	PRC/Mainland China 29 August 1992	RMB143	RMB143	35%	35%	Tour operations, travel and air ticketing agency and transportation

Note:

In 2008, the Company entered into an agreement with United Technologies International Corporation ("Technologies International") to establish Shanghai P&W, in which the Company holds a 51% interest. According to the shareholder's agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

181

182 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 22 Investment in Associate (continued) The following table illustrates the aggregate financial information of the Group’s associates that were not individually material: 2021 2020 RMB million RMB million Share of the associates’ loss for the year (97) (82) Share of the associates’ other comprehensive income (7) 2 Share of the associates’ total comprehensive income (104) (80) Aggregate carrying amount of the Group’s interests in the associates 1,777 1,793 23 Investments in Joint Ventures 2021 2020 RMB million RMB million Share of net assets 484 594 The movements in investments in joint ventures were as follows: 2021 2020 RMB million RMB million At 1 January 594 627 Share of results (44) (13) Dividend declared during the year (12) (20) Disposal of joint ventures (54) — At 31 December 484 594

Notes to the Consolidated Financial Statements
Year ended 31 December 2021

23 Investments in Joint Ventures (continued)

Particulars of the principal joint ventures, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital		Attributable equity interest		Principal activities
		2021 million	2020 million	2021	2020	
Shanghai Technologies Aerospace Co., Ltd. ("Technologies Aerospace") (note)	PRC/Mainland China 28 September 2004	USD73	USD73	51%	51%	Provision of repair and maintenance services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("Wheels & Brakes")	PRC/Mainland China 28 December 1995	USD2	USD2	–	40%	Provision of spare parts repair and maintenance services
Eastern China Kaiya System Integration Co., Ltd. ("China Kaiya")	PRC/Mainland China 21 May 1999	RMB10	RMB10	41%	41%	Provision of computer system development and maintenance services
CAE Melbourne Flight Training Pty Ltd. ("CAE Melbourne")	Australia 9 March 2007	AUD11	AUD11	50%	50%	Provision of flight training services
Shanghai Hute Aviation Technology Co., Ltd. ("Shanghai Hute")	PRC/Mainland China 9 April 2003	RMB30	RMB30	–	50%	Provision of equipment Maintenance services
Xi'an CEA SAFRAN Landing Systems Services Co., Ltd. ("XIESA")	PRC/Mainland China 12 July 2017	USD40	USD40	50%	50%	Provision of aircraft, engine and other related component maintenance services

Note:

Under a joint venture agreement with a joint venture partner of Technologies Aerospace dated 10 March 2003, the Group and the joint venture partner have agreed to share the control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

183

184 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 23 Investments in Joint Ventures (continued) The following table illustrates the aggregate financial information of the Group’s joint ventures that were not individually material: 2021 2020 RMB million RMB million Share of the joint ventures’ loss and total comprehensive income for the year (44) (13) Aggregate carrying amount of the Group’s interests in the joint ventures 484 594 24 Equity Investments Designated at Fair Value Through Other Comprehensive Income 2021 2020 RMB million RMB million Listed equity investment, at fair value TravelSky Technology Limited 237 457 Unlisted equity investments, at fair value Aviation Data Communication Corporation Limited 137 182 Sichuan Airlines Corporation Limited 34 194 Others 49 162 220 538 457 995 The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature. Amounts recognised in profit or loss and other comprehensive income: 2021 2020 RMB million RMB million Losses recognised in other comprehensive income, net of tax 247 209 Dividends from equity investments held at FVOCI recognised in profit or loss in other income 3 12

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

25 Derivative Financial Instruments

	Assets		Liability	
	2021 RMB million	2020 RMB million	2021 RMB million	2020 RMB million
Fuel forward contracts	–	399	–	1
Interest rate swaps	–	–	46	140
Total	–	399	46	141
Less: current portion				
— Fuel forward contracts	–	362	–	1
— Interest rate swaps	–	–	1	2
Current portion	–	362	1	3
Non-current portion	–	37	45	138

Cash flow hedge — Fuel price risk

The Group entered into fuel forward contracts to mitigate its jet fuel price risk. The fuel forward contracts had been designated as cash flow hedge of the Group's highly probable forecast fuel purchase transactions. As at 31 December, 2021, there were no outstanding fuel forward contracts (31 December, 2020: outstanding notional principal amounted to USD252 million).

Cash flow hedge — Interest rate risk

The Group entered into interest rate swap contracts to mitigate its interest rate risk. The interest rate swap contracts had been designated as cash flow hedge against the variability in market interest rates of lease liabilities. As at 31 December, 2021, the notional principal of the outstanding interest rate swap contracts amounted to USD495 million (31 December, 2020: USD690 million). These contracts would expire between 2022 and 2025.

26 Other Non-Current Assets

	2021 RMB million	2020 RMB million
Deposits relating to aircraft held under leases	140	143
Deferred pilot recruitment costs	2,088	2,100
Rebate receivables on aircraft acquisitions	1,134	1,264
Prepayment for acquisition of property, plant and equipment	286	1,055
Others	821	783
	4,469	5,345

185

186 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 27 Deferred Tax Assets and Liabilities Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position: 2021 2020 RMB million RMB million Deferred tax assets 9,580 5,011 Deferred tax liabilities — (13) Net deferred income tax assets 9,580 4,998 Movements in the net deferred tax assets were as follows: 2021 2020 RMB million RMB million At 1 January 4,998 831 Credited to profit or loss (Note 13) 4,372 4,149 Charged to other comprehensive income 210 18 At 31 December 9,580 4,998 The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following: 2021 2020 RMB million RMB million Deferred tax assets: Provision for lease return costs for aircraft and engines 1,190 1,109 Lease liabilities/right-of-use assets — 94 Impairment provision for flight equipment spare parts 65 61 Impairment provision for receivables 84 80 Impairment provision for property, plant and equipment 61 115 Derivative financial instruments 12 36 Financial asset at fair value through profit or loss 10 7 Other payables and accruals 65 70 Government grants related to assets 22 29 Loss available for offsetting against future taxable profits 8,323 3,699 Safety equipment tax credit 41 10 Aged payables — 1 9,873 5,311 Deferred tax liabilities: Lease liabilities/right-of-use assets (214) — Equity investments designated at fair value through other comprehensive income (79) (213) Derivative financial instruments — (100) (293) (313) 9,580 4,998

187 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 27 Deferred Tax Assets and Liabilities (continued) Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows: At 1 January 2021 (Charged)/ credited to profit or loss (Charged)/ credited to other comprehensive income At 31 December 2021 RMB million RMB million RMB million RMB million For the year ended 31 December 2021 Provision for lease return costs for aircraft and engines 1,109 81 — 1,190 Lease liabilities/right-of-use assets 94 (94) — — Impairment provision for flight equipment spare parts 61 4 — 65 Impairment provision for receivables 80 4 — 84 Impairment provision for property, plant and equipment 115 (54) — 61 Derivative financial instruments 36 — (24) 12 Financial asset at fair value through profit or loss 7 3 — 10 Other payables and accruals 70 (5) — 65 Government grants related to assets 29 (7) — 22 Loss available for offsetting against future taxable profits 3,699 4,624 — 8,323 Safety equipment tax credit 10 31 — 41 Aged payables 1 (1) — — 5,311 4,586 (24) 9,873 Lease liabilities/right-of-use assets — (214) — (214) Equity investments designated at fair value through other comprehensive income (213) — 134 (79) Derivative financial instruments (100) — 100 — (313) (214) 234 (293) Net deferred tax assets 4,998 4,372 210 9,580

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

27 Deferred Tax Assets and Liabilities (continued)

Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows: (continued)

	At 1 January 2020 RMB million	(Charged)/ credited to profit or loss RMB million	(Charged)/ credited to other comprehensive income RMB million	At 31 December 2020 RMB million
For the year ended 31 December 2020				
Provision for lease return costs for aircraft and engines	1,075	34	–	1,109
Lease liabilities/Right-of-use assets	–	94	–	94
Impairment provision for flight equipment spare parts	53	8	–	61
Impairment provision for receivables	76	4	–	80
Impairment provision for property, plant and equipment	101	14	–	115
Derivative financial instruments	6	–	30	36
Financial asset at fair value through profit or loss	–	7	–	7
Other payables and accruals	71	(1)	–	70
Government grants related to assets	35	(6)	–	29
Loss available for offsetting against future taxable profits	66	3,633	–	3,699
Safety equipment tax credit	–	10	–	10
Aged payables	1	–	–	1
	1,484	3,797	30	5,311
Lease liabilities/Right-of-use assets	(352)	352	–	–
Equity investments designated at fair value through other comprehensive income	(283)	–	70	(213)
Derivative financial instruments	(18)	–	(82)	(100)
	(653)	352	(12)	(313)
Net deferred tax assets	831	4,149	18	4,998

(a) The temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, for which deferred tax has not been recognised in the periods presented, totalled RMB3,042 million (2020: RMB7,087 million).

188 China Eastern Airlines Corporation Limited | 2021 Annual Report

189 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 27 Deferred Tax Assets and Liabilities (continued) As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognised: 2021 2020 Deferred taxation Temporary differences Deferred taxation Temporary differences RMB million RMB million RMB million RMB million Tax losses carried forward 95 380 34 135 Other deductible temporary differences 8 33 8 35 Total unrecognised deferred tax assets 103 413 42 170 In accordance with the PRC tax law and relevant regulations, tax losses for the year 2020 can be carried forward for a period of eight years and other years’ tax losses can be carried forward for a period of five years to offset against future taxable income. The Group’s tax losses carried forward will expire between 2022 and 2028. As at 31 December, 2021, management carried out an assessment to determine whether future taxable profits will be available to utilise the tax losses and deductible temporary differences. The Group has recognised deferred tax assets of RMB8,323 million (2020: RMB3,699 million) for tax losses of RMB34,065 million (2020: RMB15,175 million) and RMB1,550 million (2020: RMB1,612 million) for deductible temporary differences. For certain subsidiaries, as there are still uncertainties around the future operating results, such as market competition, management assessed that there are significant uncertainties that future taxable profits will be available for these subsidiaries and accordingly no deferred tax assets were recognised. 28 Flight Equipment Spare Parts 2021 2020 RMB million RMB million Flight equipment spare parts 2,059 2,299 Less: provision for spare parts (260) (245) 1,799 2,054 Movements in the Group’s provision for impairment of flight equipment spare parts were as follows: 2021 2020 RMB million RMB million At 1 January 245 325 Accrual 21 153 Amount written off in relation to disposal of spare parts (6) (233) At 31 December 260 245

190 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 29 Trade Receivables The credit terms given to trade customers are determined on an individual basis. 2021 2020 RMB million RMB million Trade receivables 1,051 1,210 Less: impairment (77) (86) 974 1,124 An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows: 2021 2020 RMB million RMB million Within 90 days 919 1,054 91 to 180 days 39 46 181 to 365 days 9 8 Over 365 days 7 16 974 1,124 Balances with related parties included in trade receivables are summarised in Note 45(c)(i). The movements in the loss allowance for impairment of trade receivables are as follows: 2021 2020 RMB million RMB million At 1 January 86 76 Impairment losses, net (Note 10) 3 15 Amount written off as uncollectible (12) (5) At 31 December 77 86

191 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 29 Trade Receivables (continued) The Group applies IFRS 9 simplified approach to measuring the expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix: As at 31 December 2021 Past due Current Less than 90 days 90 to 365 days Over 365 days Total Expected credit loss rate (%) 0.70 3.67 5.36 90.79 7.37 Gross carrying amount (RMB million) 925 40 10 76 1,051 Expected credit losses (RMB million) 6 1 1 69 77 As at 31 December 2020 Past due Current Less than 90 days 90 to 365 days Over 365 days Total Expected credit loss rate (%) 0.85 4.79 6.87 76.93 7.08 Gross carrying amount (RMB million) 1,063 42 9 96 1,210 Expected credit losses (RMB million) 9 1 1 75 86 Trade receivables that were neither past due nor impaired relate to a large number of independent sales agents for whom there was no recent history of default. The net impacts of recognition and reversal of provisions for impaired receivables have been included in “Impairment losses on financial assets, net” in profit or loss (Note 10). Amounts charged to the allowance account are generally written off when there is no expectation of recovering. 30 Financial Asset at Fair Value Through Profit or Loss 2021 2020 RMB million RMB million Listed equity investment, at fair value: Shanghai Pudong Development Bank Co., Ltd. 84 95 The above equity investment was classified as a financial asset at fair value through profit or loss as it was held for trading. 2021 2020 RMB million RMB million Fair value losses on equity investments at FVPL recognised in other losses (11) (26)

192 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 31 Prepayments and Other Receivables 2021 2020 RMB million RMB million Value added tax recoverable 9,025 7,997 Value added tax refundable 323 174 Subsidy receivable 1,493 1,421 Prepaid corporate income tax 85 347 Advance to suppliers 158 121 Rebate receivables on aircraft acquisitions 299 90 Amounts due from related parties (Note 45(c)(i)) 382 769 Deposits relating to aircraft held under leases — 7 Other deposits 237 161 Others 381 380 12,383 11,467 Provision for impairment of other receivables (294) (269) 12,089 11,198 Set out below are the movements of loss allowances measured at 12-month and lifetime expected credit losses for the financial assets included in other receivables. 12-month ECLs Lifetime ECLs Stage 1 Stage 2 Stage 3 Total As at 1 January 2021 36 122 111 269 Transferred — to stage 3 — (71) 71 — Transferred — to stage 2 (8) 8 — — Accrual 1 9 15 25 As at 31 December 2021 29 68 197 294 12-month ECLs Lifetime ECLs Stage 1 Stage 2 Stage 3 Total As at 1 January 2020 33 108 122 263 Transferred — to stage 2 (2) 2 — — Accrual 5 12 — 17 Write-off — — (11) (11) As at 31 December 2020 36 122 111 269

193 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 32 Cash and Cash Equivalents and Restricted Cash 2021 2020 RMB million RMB million Cash at bank and on hand 12,962 7,663 Less: restricted cash (a) (12) (12) Cash and cash equivalents (b) 12,950 7,651 (a) Details of restricted cash are as follows: 2021 2020 RMB million RMB million Restricted bank deposits 12 12 (b) At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB12,788 million (2020: RMB6,658 million). The RMB is not freely convertible into other currencies. However, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business. Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks and financial institutions with no recent history of default. 33 Assets Classified as Held for Sale The Group entered into agreements with China Aviation Supplies Co., Ltd. to dispose of certain flight equipment. The flight equipment with an aggregate carrying amount of RMB2 million (2020: RMB2 million) was recognised as assets classified as held for sale by the Group as at 31 December 2021, which are stated at the lower of their carrying amounts and their fair value less cost to sell. 34 Trade Payables and Bills Payable An ageing analysis of the trade and bills payables as at the end of the reporting period was as follows: 2021 2020 RMB million RMB million Within 90 days 2,338 2,868 91 to 180 days 6 35 181 to 365 days 16 109 1–2 years 15 111 Over 2 years 79 97 2,454 3,220 Balances with related parties included in trade and bills payables are summarised in Note 45(c)(ii). As at 31 December 2021, bills payable of the Group accounted to RMB748 million (2020: RMB610 million).

194 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 35 Contract Liabilities The Group has recognised the following liabilities related to contracts with customers: 2021 2020 RMB million RMB million Sales in advance of carriage 2,128 2,155 Frequent flyer programme (Note 5) 1,492 1,781 Advances from customers 566 1,055 4,186 4,991 Current portion 3,287 3,671 Non-current portion 899 1,320 36 Other Payables and Accruals 2021 2020 RMB million RMB million Salaries, wages and benefits 2,757 3,806 Take-off and landing charges 2,150 2,330 Fuel cost 1,141 451 Expenses related to aircraft overhaul conducted 2,541 2,853 Duties and levies payable 1,739 1,353 Food and beverages 403 125 Payable for system services 1,060 1,643 Lease rentals 527 484 Other accrued operating expenses 426 567 Payable for purchase of property, plant and equipment 1,722 2,310 Pending output value added tax 216 250 Deposits received from ticket sales agents 375 420 Other deposit 540 529 Current portion of other long-term liabilities (Note 40) 293 235 Amounts due to related parties (Note 45(c)(ii)) 213 398 Current portion of post-retirement benefit obligations (Note 39(b)) 160 165 Others 2,482 3,700 Total 18,745 21,619

195 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 37 Borrowings 2021 2020 RMB million RMB million Non-current: Long-term bank borrowings — secured (note (a)) 16,401 8,638 — unsecured 11,750 4,526 Guaranteed bonds (note (b)) 8,648 9,585 Unsecured bonds (note (b)) 13,993 7,996 50,792 30,745 Current: Current portion of non-current borrowings — secured (note (a)) 1,910 1,498 — unsecured 211 28 Current portion of guaranteed bonds (note (b)) 1,828 3,158 Current portion of unsecured bonds (note (b)) 3,436 4,000 Short-term bank borrowings — unsecured 37,614 21,966 Short-term debentures — 26,500 44,999 57,150 95,791 87,895 The borrowings are repayable as follows: 2021 2020 RMB million RMB million Within one year 44,999 57,149 In the second year 14,080 5,936 Between third and fifth years, inclusive 15,900 17,680 After the fifth year 20,812 7,130 95,791 87,895

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

37 Borrowings (continued)

Notes:

(a) As at 31 December, 2021, the secured bank borrowings of the Group were secured by the related aircrafts with a net carrying amount of RMB23,129 million (2020: RMB17,515 million) (Note 16).

(b) Detailed borrowings from banks are listed below:

	Issue date	Principal	Notes	Interest rate
Ten-year guaranteed bonds	2013/03/18	RMB4.8 billion	(i)	5.05%
Ten-year corporate bonds	2016/10/24	RMB1.5 billion	(ii)	3.03%
Ten-year corporate bonds	2016/10/24	RMB1.5 billion	(ii)	3.30%
Three-year medium-term bonds	2019/03/05	RMB3 billion	(iii)	3.70%
Five-year corporate bonds	2019/08/19	RMB3 billion	(iv)	3.60%
Three-year corporate bonds	2019/12/06	KRW300 billion	(v)	2.40%
Three-year corporate bonds	2020/04/24	RMB2 billion	(vi)	2.39%
Ten-year corporate bonds	2021/03/11	RMB3 billion	(vii)	3.95%
Six-year corporate bonds	2021/03/11	RMB6 billion	(viii)	3.68%
Five-year credit enhanced bonds	2021/07/15	SGD0.5 billion	(ix)	2.00%

(i) On 18 March 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 18 March 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 45(d)).

(ii) On 24 October 2016, the Company issued ten-year corporate bonds with a total principal amount of RMB3 billion, of which bonds of RMB1.5 billion bear interest at the rate of 3.03% per annum and the remaining bonds of RMB1.5 billion bear interest at the rate of 3.30% per annum. The bonds interest is payable annually. The principal of the bonds will mature and become repayable on 24 October 2026. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 45(d)).

(iii) On 5 March 2019, the Company issued three-year medium-term bonds with a principal amount of RMB3 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.70% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 7 March 2022.

(iv) On 19 August 2019, the Company issued five-year corporate bonds with a total principal amount of RMB3 billion. The bonds bear interest at the rate of 3.60% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 20 August 2024.

(v) On 6 December 2019, Eastern Air Overseas issued three-year corporate bonds with a principal amount of KRW300 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.40% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 6 December 2022. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

(vi) On 24 April 2020, the Company issued three-year corporate bonds with a total principal amount of RMB2 billion. The bonds bear interest at the rate of 2.39% per annum, which is payable annually. The principal of the bonds will mature and become repayable on 28 April 2023.

(vii) On 11 March 2021, the Company issued ten-year corporate bonds with a principal amount of RMB3 billion. The bonds bear interest at the rate of 3.95% per annum which is payable annually. The principle of the bonds will mature and become repayable on 12 March 2031.

(viii) On 11 March 2021, the Company issued six-year corporate bonds with a principal amount of RMB6 billion. The bonds bear interest at the rate of 3.68% per annum which is payable annually. The principle of the bonds will mature and become repayable on 12 March 2027.

(ix) On 15 July 2021, Eastern Air Overseas issued five-year credit enhanced bonds with a principal amount of SGD0.5 billion. The bonds bear interest at the rate of 2.00% per annum which is payable semi-annually. The principle of the bonds will mature and become repayable on 15 July 2026. The bonds are secured by a standby letter of credit issued by Industrial and Commercial Bank of China Limited Shanghai Municipal Branch.

196 China Eastern Airlines Corporation Limited | 2021 Annual Report

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

37 Borrowings (continued)

Notes: (continued)

(b) (continued)

The terms of the long-term borrowings and bonds were summarised as follows:

	Interest rate and final maturities	2021 RMB million	2020 RMB million
Long-term bank borrowings			
RMB denominated	Interest rates ranging from 2.40% to 4.15% with final maturities through 2045 (2020: 2.40% to 4.21%)	28,302	11,651
USD denominated	Interest rates ranging from 6-month LIBOR +0.70% to 6-month LIBOR +0.85% with final maturities through 2022 (2020: 6-month LIBOR +0.70% to 6-month LIBOR +0.85%)	13	375
EUR denominated	Interest rates at 3-month EURLIBOR +0.5% with final maturities through 2026 (2020: 3 months EURLIBOR +0.5%)	1,957	2,664
Guaranteed bonds			
RMB denominated	Interest rates ranging from 3.03% to 5.05% with final maturities through 2026 (2020: 3.03% to 5.05%)	6,499	7,798
JPY denominated	Interest rates ranging from 0.33% to 0.64% with final maturities through 2021 (2020: 0.33% to 0.64%)	–	3,158
KRW denominated	Interest rate at 2.40% with final maturities through 2022 (2020: 2.40%)	1,606	1,787
SGD denominated	Interest rate at 2.00% with final maturities through 2026	2,371	–
Unsecured bonds			
RMB denominated	Interest rates ranging from 2.39% to 3.95% with final maturities through 2031 (2020: from 2.39% to 3.70%)	17,429	11,996
		58,177	39,429

Short-term borrowings of the Group are repayable within one year. As at 31 December, 2021, the interest rates relating to such borrowings were 2.00% to 3.00% (2020: 1.21% to 3.30%) per annum.

197

198 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 38 Provision for Lease Return Costs for Aircraft and Engines 2021 2020 RMB million RMB million At 1 January 6,990 7,178 Accrual 373 283 Utilisation (93) (471) At 31 December 7,270 6,990 Less: current portion — (24) Non-current portion 7,270 6,966 39 Post-Retirement Benefit Obligations (a) Pension — defined contribution The group companies participate in defined contribution retirement schemes organised by municipal governments of various provinces in which the group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in these defined contribution retirement schemes. Therefore, the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. In addition, the group companies have implemented an additional defined contribution retirement pension scheme for eligible employees since 2014. As at 31 December 2021 and 31 December 2020, the Group cannot use forfeited contributions to reduce its contributions to the pension schemes. (b) Post-retirement benefits In addition to the above schemes, the Group provides eligible retirees with other post-retirement benefits, including retirement subsidies, transportation allowance as well as other welfare. The expected cost of providing these postretirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate, annual increase rate of post-retirement medical expenses and mortality rate. The plan is exposed to interest rate risk and the risk of changes in the life expectancy for pensioners. The most recent actuarial valuation of the post-retirement benefit obligations was carried out at 31 December 2021 with assistance from a third-party consultant using the projected unit credit actuarial valuation method. The post-retirement benefit obligations recognised in the consolidated statement of financial position are as follows: 2021 2020 RMB million RMB million Post-retirement benefit obligations 2,527 2,538 Less: current portion (160) (165) Non-current portion 2,367 2,373

199 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 39 Post-Retirement Benefit Obligations (continued) (b) Post-retirement benefits (continued) The principal actuarial assumptions utilised as at the end of the reporting period are as follows: 2021 2020 Discount rates for post-retirement benefits 2.85% 3.40% Mortality rate China Insurance Life Mortality Table (2010–2013). CL5 for Male and CL6 for Female China Insurance Life Mortality Table (2010–2013). CL5 for Male and CL6 for Female Annual increase rate of post-retirement medical expenses 6.50% 6.50% Inflation rate of pension benefits 2.50% 2.50% A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below: Increase in rate % Increase/ (decrease) in post-retirement benefit obligations RMB million Decrease in rate % Increase/ (decrease) in post-retirement benefit obligations RMB million 2021 Discount rate for post-retirement benefits 0.25 (66) 0.25 69 Annual increase rate of pension benefits 1.00 246 1.00 (211) Annual increase rate of medical expenses 1.00 37 1.00 (31) 2020 Discount rate for post-retirement benefits 0.25 (78) 0.25 81 Annual increase rate of pension benefits 1.00 244 1.00 (208) Annual increase rate of medical expenses 1.00 43 1.00 (36) The sensitivity analyses above have been determined based on a method that extrapolates the impact on net postretirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

39 Post-Retirement Benefit Obligations (continued)

(b) Post-retirement benefits (continued)

Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows:

	2021 RMB million	2020 RMB million
Within the next 12 months	161	165
Between 2 and 5 years	635	660
Between 6 and 10 years	757	805
Over 10 years	1,998	2,449
Total expected payments	3,551	4,079

The average duration of the post-retirement benefit obligations at the end of 2021 was 11 years (2020: 13 years).

The movements in the post-retirement benefit obligations were as follows:

2021

		Pension cost charged to profit or loss			Remeasurement losses in other comprehensive income					
	1 January 2021 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	31 December 2021 RMB million
Defined benefit obligations/ benefit liability	2,538	–	83	83	140	–	(56)	84	(178)	2,527

2020

		Pension cost charged to profit or loss			Remeasurement losses in other comprehensive income					
	1 January 2020 RMB million	Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million	Benefit settled RMB million	31 December 2020 RMB million
Defined benefit obligations/ benefit liability	2,584	–	85	85	–	–	61	61	(192)	2,538

200 China Eastern Airlines Corporation Limited | 2021 Annual Report

201 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 40 Other Long-Term Liabilities 2021 2020 RMB million RMB million Long-term duties and levies payable relating to finance leases 908 1,159 Deferred gains relating to government grants 91 121 Provision for early retirement benefit obligations and other benefit obligations 315 251 Other long-term payables 1,227 659 2,541 2,190 Less: current portion included in other payables and accruals (Note 36) (293) (235) Non-current portion 2,248 1,955 41 Share Capital 2021 2020 RMB million RMB million Registered, issued and fully paid of RMB1.00 each A shares listed on the Shanghai Stock Exchange (“A Shares”) 13,697 11,202 — Tradable shares with trading moratorium 3,889 1,394 — Tradable shares without trading moratorium 9,808 9,808 H shares listed on the Stock Exchange of Hong Kong Limited (“H Shares”) 5,177 5,177 — Tradable shares with trading moratorium 518 518 — Tradable shares without trading moratorium 4,659 4,659 Total 18,874 16,379 Pursuant to articles 50 and 51 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights. According to the approval of the China Securities Regulatory Commission, the Company completed the non-public issuance of 2,495 million A shares to CEA Holding on 27 October 2021, raising a total of RMB10,820 million in net funds.

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

42 Reserves

	Share premium RMB million	Capital reserve (note (a)) RMB million	Hedging reserve RMB million	Statutory reserve (note (b)) RMB million	Other reserves RMB million	Retained earnings/ (accumulated losses) RMB million	Total RMB million
Balance at 1 January 2020	37,070	(767)	24	782	(2,362)	17,882	52,629
Unrealised gains on cash flow hedges	–	–	158	–	–	–	158
Fair value movements in equity investments designated at fair value through other comprehensive income	–	–	–	–	(203)	–	(203)
Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate	–	–	–	–	2	–	2
Actuarial gains on post-retirement benefit obligations	–	–	–	–	(61)	–	(61)
Loss for the year	–	–	–	–	–	(11,836)	(11,836)
Final 2019 dividend	–	–	–	–	–	(819)	(819)
At 31 December 2020	37,070	(767)	182	782	(2,624)	5,227	39,870
Balance at 1 January 2021	37,070	(767)	182	782	(2,624)	5,227	39,870
Unrealised gains on cash flow hedges	–	–	(228)	–	–	–	(228)
Fair value movements in equity investments designated at fair value through other comprehensive income	–	–	–	–	(237)	–	(237)
Fair value changes of equity investments designated at fair value through other comprehensive income held by an associate	–	–	–	–	(7)	–	(7)
Actuarial gains on post-retirement benefit obligations	–	–	–	–	(79)	–	(79)
Loss for the year	–	–	–	–	–	(12,214)	(12,214)
Issue of ordinary shares, net of transaction costs and tax	8,325	–	–	–	–	–	8,325
Transfer of gain on disposal of equity investments at fair value through other comprehensive income to retained earnings	–	–	–	–	(157)	157	–
Transactions with non-controlling interests (Note 21(b))	(689)	–	–	–	–	–	(689)
At 31 December 2021	44,706	(767)	(46)	782	(3,104)	(6,830)	34,741

Notes:

(a) Capital reserve

Capital reserve mainly represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of the Group restructuring carried out in June 1996 for the purpose of the Company's listing.

(b) Statutory reserve

According to the PRC Company Law, the Company is required to transfer a portion of the profits to the statutory reserve. The transfer to this reserve must be made before distribution of dividends to shareholders and when there are retained profits at the end of the financial year.

202 China Eastern Airlines Corporation Limited | 2021 Annual Report

203 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 43 Notes to the Consolidated Statement of Cash Flows (a) Cash generated from operations 2021 2020 RMB million RMB million Loss before income tax (17,513) (16,488) Adjustments for: Depreciation of property, plant and equipment 9,490 9,067 Depreciation of right-of-use assets 12,389 12,367 Depreciation of investment properties 10 12 Amortisation of intangible assets 210 239 Amortisation of other non-current assets 619 570 Gain on disposal of property, plant and equipment and right-of-use assets (719) (17) Gain on disposal of an investment in subsidiaries, associates and joint ventures (142) — Dividend income from equity investments at fair value through other comprehensive income (3) (12) Dividend income from a financial asset at fair value through profit or loss (5) (6) Share of results of associates 97 82 Share of results of joint ventures 44 13 Net foreign exchange gains (1,506) (2,746) Fair value losses, net: Financial asset at fair value through profit or loss 11 26 COVID-19-related rent concessions from lessors — (3) Impairment charges 22 184 Impairment losses on financial assets, net 28 32 Interest expense 5,812 5,214 Operating profit before working capital changes 8,844 8,534 Changes in working capital Flight equipment spare parts 240 200 Trade receivables 159 593 Prepayments and other receivables (916) 2,893 Contract liabilities (805) (6,686) Restricted bank deposits — (6) Trade and bills payables (766) (657) Other payables and accruals (1,686) (983) Other long-term liabilities 489 (2,174) Post-retirement benefit obligations (11) (46) Provision for lease return costs for aircraft and engines 280 (188) Cash generated from operations 5,828 1,480

204 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 43 Notes to the Consolidated Statement of Cash Flows (continued) (b) Major non-cash transactions 2021 2020 RMB million RMB million Additions to right-of-use assets and reserve (Note 21(b)) 744 — Additions to right-of-use assets and lease liabilities 18,202 7,191 (c) Changes in liabilities arising from financing activities Bank and other loans RMB million Lease liabilities RMB million At 1 January 2020 51,837 110,275 Changes from financing cash flows 36,173 (18,444) COVID-19-related rent concessions from lessors — (3) Foreign exchange movement (115) (2,768) New leases — 7,191 At 31 December 2020 87,895 96,251 At 1 January 2021 87,895 96,251 Changes from financing cash flows 7,778 (15,725) COVID-19-related rent concessions from lessors — — Other addition 702 486 Foreign exchange movement (584) (738) New leases — 18,202 At 31 December 2021 95,791 98,476 (d) Total cash outflow for leases The total cash outflow for leases included in the statement of cash flows is as follows: 2021 RMB million 2020 RMB million Within operating activities (383) (358) Within investing activities (1,516) (1,183) Within financing activities (18,838) (22,099)

204 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 43 Notes to the Consolidated Statement of Cash Flows (continued) (b) Major non-cash transactions 2021 2020 RMB million RMB million Additions to right-of-use assets and reserve (Note 21(b)) 744 — Additions to right-of-use assets and lease liabilities 18,202 7,191 (c) Changes in liabilities arising from financing activities Bank and other loans RMB million Lease liabilities RMB million At 1 January 2020 51,837 110,275 Changes from financing cash flows 36,173 (18,444) COVID-19-related rent concessions from lessors — (3) Foreign exchange movement (115) (2,768) New leases — 7,191 At 31 December 2020 87,895 96,251 At 1 January 2021 87,895 96,251 Changes from financing cash flows 7,778 (15,725) COVID-19-related rent concessions from lessors — — Other addition 702 486 Foreign exchange movement (584) (738) New leases — 18,202 At 31 December 2021 95,791 98,476 (d) Total cash outflow for leases The total cash outflow for leases included in the statement of cash flows is as follows: 2021 RMB million 2020 RMB million Within operating activities (383) (358) Within investing activities (1,516) (1,183) Within financing activities (18,838) (22,099)

206 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 45 Related Party Transactions The Group is controlled by CEA Holding, which directly owns 40.10% of the Company’s shares as at 31 December, 2021 (31 December, 2020: 30.97%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 13.91% and 2.42% respectively as at 31 December, 2021 (31 December, 2020: 16.03% and 2.79%). The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, governmentrelated entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-owned Enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members. For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed. (a) Nature of related parties that do not control or controlled by the Group: Name of related party Relationship with the Group Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”) Associate of the Company Eastern Aviation Import & Export Co., Ltd. and its subsidiaries (“Eastern Import & Export”) Associate of the Company Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”) Associate of the Company Eastern Aviation Advertising Service Co., Ltd. and its subsidiaries (“Eastern Advertising”) Associate of the Company Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”) Associate of the Company Shanghai Airlines Tours International (Group) Co., Ltd. and its subsidiaries (“Shanghai Airlines Tours”) Associate of the Company China Eastern Air Catering Investment Co., Limited and its subsidiaries (“Eastern Air Catering”) Associate of the Company CAE Melbourne Flight Training Pty Limited (“CAE Melbourne”) Joint venture of the Company Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”) Joint venture of the Company Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”) Joint venture of the Company Xi An Cea Safran Landing Systems Services Co., Ltd. (“XIESA”) Joint venture of the Company CEA Development Co., Limited and its subsidiaries (“CEA Development”) Controlled by the same parent company Eastern Air Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”) Controlled by the same parent company Shanghai Eastern Airlines Investment Co., Ltd. and its subsidiaries (“Eastern Investment”) Controlled by the same parent company CES International Financial Leasing Corporation Limited and its subsidiaries (“CES Lease Company”) Controlled by the same parent company TravelSky Technology Limited (“TravelSky”) A key management personnel of the Company is a director of Travelsky Sichuan Airlines Co.,Ltd. (“Sichuan Air”) A key management personnel of the Company is a director of Sichuan Air Air France-KLM Group (“AFK”) A key management personnel of the Company is a director of AFK Juneyao Airlines Co., Ltd and its subsidiaries (“Juneyao Air”) Shareholder who hold more than 5% of the company’s voting shares

Notes to the Consolidated Financial Statements
Year ended 31 December 2021

45 Related Party Transactions (continued)

(b) Related party transactions

Nature of transaction	Related party	Pricing policy and decision process	2021 RMB million	2020 RMB million
Purchase of goods and services				
Payments on food and beverages*	Eastern Air Catering	(i)	1,636	812
	Eastern Import & Export	(i)	62	50
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(i)	135	132
Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(i)	973	1,180
	Technologies Aerospace	(i)	179	184
	Wheels & Brakes	(i)	–	45
	Shanghai Hute	(i)	–	116
	XIESA	(i)	–	67
Payments on cabin cleaning services	Eastern Advertising	(i)	3	9
Advertising expense*	Eastern Advertising	(i)	25	26
Payments on system services	China Kaiya	(i)	16	18
Equipment maintenance fee*	Collins Aviation	(i)	36	33
	CEA Development	(i)	48	81
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(i)	2	4
Property management and green maintenance expenses*	CEA Development	(i)	185	195
Payments on hotel accommodation service*	CEA Development	(i)	120	122
	Shanghai Airlines Tours	(i)	40	10
Payments on construction and management agent*	Eastern Investment	(i)	14	13
Payments on logistics services	Eastern Logistics	(i)	103	115
Civil aviation information network services**	TravelSky	(i)	230	552
Flight equipment spare parts maintenance**	CASC	(i)	–	107
Flight training fee	CAE Melbourne	(i)	–	41
Payments on aviation transportation cooperation and support services**	AFK	(i)	65	221
Payments on aviation transportation cooperation services	Juneyao Air	(i)	4	2

207

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

45 Related Party Transactions (continued)

(b) Related party transactions (continued)

Nature of transaction	Related party	Pricing policy and decision process	2021 RMB million	2020 RMB million
Purchase of goods and services (continued)				
Flight equipment spare parts maintenance and support services	AFK	(i)	22	10
Cargo terminal business support services*	Eastern Logistics	(i)	369	286
Bellyhold container management	Eastern Logistics	(i)	13	13
Provision of services				
Contractual revenue from bellyhold space* (note)	Eastern Logistics	(i)	–	–
Exclusive operation transportation in relation to the passenger aircraft cargo business* (note)	Eastern Logistics	(i)	8,309	4,895
Freight logistics support services*	Eastern Logistics	(i)	192	185
Software system and support services	Eastern Logistics	(i)	14	5
Transfer of pilots	Eastern Logistics	(i)	29	–
Media royalty fee	Eastern Advertising	(i)	14	14
Aviation transportation cooperation and support services**	AFK	(i)	14	105
Aviation transportation cooperation services	Juneyao Air	(i)	16	14
Transfer of pilots	Juneyao Air	(i)	4	22
Flight equipment spare parts maintenance and support services	Juneyao Air	(i)	24	35
Aviation transportation cooperation services	Sichuan Air	(i)	10	–
	Eastern Investment	(i)	3	–
Sale of Goods	Eastern Air Catering	(ii)	48	–
Rental income				
Rental income for land and buildings under short-term leases*	Eastern Air Catering	(ii)	48	15
	Sichuan Air	(ii)	9	–
	CEA Development	(ii)	5	–
	Juneyao Air	(ii)	4	–
	Eastern Import & Export	(ii)	3	–
Rental income for Intangible assets	Eastern Logistics	(ii)	5	–
Rental income for cargo terminal*	Eastern Logistics	(ii)	81	–

208 China Eastern Airlines Corporation Limited | 2021 Annual Report

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

45 Related Party Transactions (continued)

(b) Related party transactions (continued)

Nature of transaction	Related party	Pricing policy and decision process	2021 RMB million	2020 RMB million
Lease Payments				
Lease payments for land and buildings*	CEA Holding	(ii)	7	36
	Eastern Investment	(ii)	210	98
	Eastern Air Catering	(ii)	2	–
Settlements of lease liabilities on aircraft and engines	CES Lease Company	(ii)	7,245	6,667
Lease payments for special vehicle and equipment*	CEA Development	(ii)	83	37

In 2021, the additional amount of right-of-use assets for the newly-introduced aircraft and engines from CES Lease Company was RMB11,061 million; the additional amount of right-of-use assets for the newly-leased land and buildings from Eastern Investment was RMB302 million; the additional amount of right-of-use assets for the newly-leased special vehicle and equipment from CEA Development was RMB195 million.

In 2021, the interest amounts on lease liabilities due to CES Lease Company was RMB1,311 million; the interest amounts on lease liabilities due to Eastern Investment was RMB31 million; the interest amounts on lease liabilities due to CEA Development was RMB9 million. As at December 31, 2021, the lease liability due to CEA Development, Eastern Investment and Eastern Air Catering were RMB323 million, RMB255 million and RMB2 million, respectively.

Nature of transaction	Related party	Pricing policy and decision process	2021 RMB million	2020 RMB million
Interest expense				
Interest expense on loans	CEA Holding	(iii)	41	32
	Eastern Air Finance Company	(iii)	21	5
Interest income				
Interest income on loans	CAE Melbourne	(iii)	–	1
Interest income on deposits	Eastern Air Finance Company	(iii)	20	24
Gains on disposal of equity				
Dispose 100% equity of China Eastern Airlines Grand Hotel Co., Ltd.	Sichuan Air	(i)	97	–
Dispose 49% equity of Yunnan Civil Aviation Kaiya Information Co., Ltd.	TravelSky	(i)	8	–
Dispose 27.5% equity of Beijing Xinghang Aviation Property Co., Ltd.	Eastern Investment	(i)	29	–
Catering trolleys and aircraft on-board supplies	Eastern Air Catering	(i)	123	–

209

210 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 45 Related Party Transactions (continued) (b) Related party transactions (continued) Note: To address the business competition between the passenger aircraft cargo business of the Company and the all-cargo aircraft business of China Cargo Airlines Co., Limited (“China Cargo Airlines”), a subsidiary of Eastern Logistics, the Company gave China Cargo Airlines a long term contractual operation to operate and manage the passenger aircraft bellyhold space cargo business with independence and autonomy from April 2018. Against the backdrop of COVID-19’s immense impact on the aviation industry, in order to further clarify the passenger aircraft cargo business’s related business scope and pricing methods under unconventional circumstances such as “passenger-to-cargo conversion”, and taking into account certain limitations of adopting an evaluation-based pricing mechanism in the original passenger aircraft bellyhold space contractual operation transactions, the Company and China Cargo Airlines have negotiated and agreed to adjust and optimise the passenger aircraft cargo business’s scope, pricing methods and settlement methods without altering, amongst others, the business entities, rights and obligations, and business procedures of both parties, and adjust the original passenger aircraft bellyhold space contractual operation proposal to an exclusive operation proposal for passenger aircraft cargo business, pursuant to which China Cargo Airlines will have exclusive operation to independently operate and manage the Group’s passenger aircraft cargo business. The exclusive operation agreement was entered into by both parties on 29 September 2020 which was deemed to have become effective on 1 January, 2020. (i) The Group’s pricing policies on goods and services purchased from and provided to related parties are mutually agreed between contract parties. (ii) The Group’s pricing policies on related party lease payments are mutually agreed between contract parties. (iii) The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates. * These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). ** This related party transaction constitutes a continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange. During the year ended 31 December 2021 and 2020, the Group’s significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

45 Related Party Transactions (continued)

(c) Balances with related parties

(i) Amounts due from related parties

	2021 RMB million	2020 RMB million
Trade receivables		
Eastern Logistics	497	630
Juneyao Air	5	8
Eastern Air Catering	17	–
Others	2	4
	521	642

	2021 RMB million	2020 RMB million
Prepayments and other receivables		
Eastern Import & Export	134	158
Technologies Aerospace	6	6
Eastern Air Catering	55	36
Eastern Advertising	–	1
CEA Development	1	11
CEA Holding	10	228
CASC	–	13
TravelSky	42	49
Juneyao Air	5	4
Eastern Air Finance Company	120	240
Others	9	22
	382	768

211

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

45 Related Party Transactions (continued)

(c) Balances with related parties (continued)

(ii) Amounts due to related parties

	2021 RMB million	2020 RMB million
Trade and bills payables		
Eastern Import & Export	472	363
Eastern Air Catering	583	266
Technologies Aerospace	59	95
CEA Development	81	96
Shanghai P&W	280	213
Collins Aviation	8	9
CEA Holding	23	28
CASC	–	27
Shanghai Hute	–	32
TravelSky	7	7
Wheels & Brakes	–	14
Shanghai Airlines Tours	–	1
Eastern Advertising	6	–
Eastern Investment	1	74
XIESA	–	32
Others	6	13
	1,526	1,270

	2021 RMB million	2020 RMB million
Other payables and accruals		
Eastern Import & Export	–	37
Eastern Air Catering	1	2
CEA Holding	68	99
CEA Development	15	1
Eastern Investment	61	61
CES Lease Company	63	189
CASC	–	2
Others	5	7
	213	398

212 China Eastern Airlines Corporation Limited | 2021 Annual Report

213 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 45 Related Party Transactions (continued) (c) Balances with related parties (continued) (ii) Amounts due to related parties (continued) 2021 2020 RMB million RMB million Lease liabilities CES Lease Company 46,251 42,168 2021 2020 RMB million RMB million Other long-term liabilities Eastern Air Catering 64 — 64 — Except for the amounts due to CES Lease Company, which are related to the aircraft under leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors. (iii) Short-term deposits, loan and borrowings with related parties Average interest rate For the year ended 31 December 2021 2020 31 December 2021 RMB million 31 December 2020 RMB million Short-term deposits (included in cash and cash equivalents) Eastern Air Finance Company 0.23% 0.35% 12,269 5,474 Short-term borrowings (included in borrowings) Eastern Air Finance Company 2.80% 2.80% 6,000 4,000 CEA Holding 2.80% — 11,000 — Eastern Investment 2.80% — 7,700 — Long-term borrowings (included in borrowings) CEA Holding — 3.86% — 828 Loan to a joint venture CAE Melbourne 8.00% 3.74% 6 11

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

45 Related Party Transactions (continued)

(d) Guarantees by the holding company

As at 31 December, 2021, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (31 December, 2020: RMB7.8 billion).

(e) Key management compensation

The compensation paid or payable to key management for employee services mainly comprising salaries and other short-term employee benefits were analysed as follows:

	2021 RMB million	2020 RMB million
Other payables and accruals		
Directors and supervisors	2	4
Senior management	1	1
	3	5

46 Financial Instruments by Category

The group holds the following financial instruments:

	Note	2021 RMB million	2020 RMB million
Financial assets			
Financial assets at amortised cost			
Trade receivables	29	974	1,124
Prepayments and other receivables	31	2,397	2,452
Cash and cash equivalents	32	12,950	7,651
Restricted bank deposits	32	12	12
Financial assets included in other non-current assets		142	150
Equity investments designed at fair value through other comprehensive income	24	457	995
Financial assets at fair value through profit or loss	30	84	95
Derivative financial instruments	25	–	399
		17,016	12,878

	Note	2021 RMB million	2020 RMB million
Financial liabilities			
Liabilities at amortised cost			
Trade and bills payables		2,454	3,220
Financial liabilities included in other payables and accruals		13,484	15,790
Borrowings	37	95,791	87,895
Lease liabilities	18(b)	98,476	96,251
Derivative financial instruments	25	46	141
		210,251	203,297

214 China Eastern Airlines Corporation Limited | 2021 Annual Report

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

47 Fair Value and Fair Value Hierarchy of Financial Instruments

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	2021		2020	
	Carrying amount RMB million	Fair value amount RMB million	Carrying amount RMB million	Fair value amount RMB million
Financial assets				
Equity investments designated at fair value through other comprehensive income	457	457	995	995
Financial asset at fair value through profit or loss	84	84	95	95
Derivative financial assets	–	–	399	399
Deposits relating to aircraft held under leases included in other non-current assets	140	139	143	142
Total	681	680	1,632	1,631
Financial liabilities				
Derivative financial liabilities	46	46	141	141
Long-term borrowings	50,792	49,971	30,745	32,355
Lease liabilities	82,126	81,232	82,178	82,653
Total	132,964	131,249	113,064	115,149

The Group has assessed that the fair values of cash and cash equivalents, restricted bank deposits, trade receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term debentures approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The fair values of the deposits relating to aircraft held under leases included in other non-current assets, long-term borrowings and lease liabilities have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

The Group enters into derivative financial instruments, including forward currency contracts, fuel hedging contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.

Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates, interest rate curves and fuel hedging price. The carrying amounts of forward currency contracts, fuel hedging contracts and interest rate swaps are the same as their fair values.

As at 31 December 2021, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

215

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 216 China Eastern Airlines Corporation Limited 2021 Annual Report 47 Fair Value and Fair Value Hierarchy of Financial Instruments (continued) The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and calculates an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation (“EV/EBITDA”) multiple and price to earnings (“P/E”) multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period. Set out below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 31 December 2021 and 2020: Valuation technique Significant unobservable input Range Sensitivity of fair value to the input Unlisted equity investments Valuation multiples Discount for lack of marketability 20% (31 December 2020: 20%–35%) 1% (31 December, 2020: 1%) increase/decrease in multiple would result in increase/decrease in fair value by RMB3 million (31 December, 2020: RMB5 million) The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 217 47 Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments: Assets and liabilities measured at fair value: As at 31 December 2021 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Assets Equity investments designated at fair value through other comprehensive income 237 — 220 457 Financial asset at fair value through profit or loss 84 — — 84 Total 321 — 220 541 Liabilities Derivative financial liabilities — Interest rate swaps — 46 — 46 Total — 46 — 46

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 218 China Eastern Airlines Corporation Limited 2021 Annual Report 47 Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy (continued) Assets and liabilities measured at fair value: (continued) As at 31 December 2020 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Assets Equity investments designated at fair value through other comprehensive income 457 — 538 995 Derivative financial assets — Forward fuel contracts — 399 — 399 Financial asset at fair value through profit or loss 95 — — 95 Total 552 399 538 1,489 Liabilities Derivative financial liabilities — Interest rate swaps — 140 — 140 — Forward fuel contracts — 1 — 1 Total — 141 — 141 During the year, there were no transfers of fair value measurements between Level 1 and Level 2 (2020: Nil) and no transfers into or out of Level 3 for both financial assets and financial liabilities during the year of 2020.

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 219 47 Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy (continued) Assets and liabilities measured at fair value: (continued) The following table presents the changes in level 3 items for the year ended 31 December 2021: Equity investments designated at fair value through other comprehensive income RMB million Opening balance as at 1 January 2021 538 Disposals (75) Recognised in other comprehensive income — net (243) Closing balance as at 31 December 2021 220 Assets and liabilities for which fair values are disclosed: As at 31 December 2021 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Assets Deposits relating to aircraft held under leases included in other non-current assets — 139 — 139 Liabilities Long-term borrowings — 49,971 — 49,971 Lease liabilities — 81,232 — 81,232 — 131,203 — 131,203

Year ended 31 December 2021 Notes to the Consolidated Financial Statements 220 China Eastern Airlines Corporation Limited 2021 Annual Report As at 31 December 2020 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Assets Deposits relating to aircraft held under leases included in other non-current assets — 142 — 142 Liabilities Long-term borrowings 4,936 27,419 — 32,355 Lease liabilities — 82,653 — 82,653 4,936 110,072 — 115,008 48 Financial Risk Management The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, fuel price risk and equity price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary. Risk management is carried out by a central treasury department (the “Group Treasury”) under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The overall risk management strategies, as well as written policies covering specific areas such as foreign currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, were approved by the Board. 48.1 Financial risk factors (a) Market risk (i) Foreign exchange risk The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and the amount of its foreign currency liabilities at the end of the period is much higher than that of its foreign currency assets. The Group’s major liability items (mainly resulting from purchases of aircraft) are mainly priced and settled in foreign currencies, primarily USD. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB. The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business. In addition, fluctuations in foreign currency exchange rates will affect the Group’s future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. 47 Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy (continued) Assets and liabilities for which fair values are disclosed: (continued)

221 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 48 Financial Risk Management (continued) 48.1 Financial risk factors (continued) (a) Market risk (continued) (i) Foreign exchange risk (continued) The following tables detail the Group’s exposure to major currency risk at the reporting date: 2021 USD EUR SGD JPY RMB million RMB million RMB million RMB million Trade receivables 11 5 — 3 Cash and cash equivalents 96 7 28 5 Other receivables 32 — 1 11 Other non-current assets 1,428 — — — Trade and other payables (118) (12) — — Lease liabilities (30,710) (10) (6) (67) Borrowings (13) (1,957) (2,371) — 2020 USD EUR SGD JPY RMB million RMB million RMB million RMB million Trade receivables 10 2 — 2 Cash and cash equivalents 968 4 3 3 Other receivables 115 3 1 12 Other non-current assets 150 — — — Trade and other payables (108) (1) — — Lease liabilities (36,267) (8) (85) (142) Borrowings (375) (2,664) (2,466) (3,162)

222 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 48 Financial Risk Management (continued) 48.1 Financial risk factors (continued) (a) Market risk (continued) (i) Foreign exchange risk (continued) The following tables indicate the approximate change in the Group’s consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting date: 2021 2020 Effect on profit or loss Effect on other comprehensive income Effect on profit or loss Effect on other comprehensive income RMB million RMB million RMB million RMB million If RMB (weakens)/strengthens against USD (222)/222 — (266)/266 — If RMB (weakens)/strengthens Against JPY (0.36)/0.36 — (25)/25 — If RMB (weakens)/strengthens Against EUR (15)/15 — (20)/20 — If RMB (weakens)/strengthens against SGD (18)/18 — (19)/19 — (ii) Interest rate risk The Group’s interest rate risk primarily arises from borrowings and lease liabilities. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings and finance leases issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the proportion of borrowings and finance leases issued at variable rates and fixed rates based on the market environment. The Group’s finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and finance leases issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 37 and 25 to the consolidated financial statements. The following tables detail the interest rate profiles of the Group’s interest-bearing financial instruments at the reporting date: 2021 2020 RMB million RMB million Floating rate instruments Cash and cash equivalents 12,950 7,651 Restricted bank deposits 12 12 Borrowings (26,146) (13,328) Lease liabilities (62,406) (44,541) Interest rate swaps at notional amount 3,154 4,504

223 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 48 Financial Risk Management (continued) 48.1 Financial risk factors (continued) (a) Market risk (continued) (ii) Interest rate risk (continued) 2021 2020 RMB million RMB million Fixed rate instruments Borrowings (68,943) (74,567) Lease liabilities (35,584) (51,710) The following table indicates the approximate change in the Group’s profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant: 2021 2020 Effect on profit or loss Effect on other comprehensive income Effect on profit or loss Effect on other comprehensive income RMB million RMB million RMB million RMB million Floating rate instruments (142) 6 (94) 8 (iii) Fuel price risk Jet fuel is a major component of the Group’s operating expenses and the Group’s results are significantly affected by the volatility in the price of jet fuel. For the year ended 31 December, 2021, if fuel price had been 5% lower/higher with all other variables held constant, the Group’s fuel cost would have been RMB1,030 million lower/higher (2020: RMB692 million lower/higher). The Group’s policy is to reduce fuel price risk by hedging a percentage of its expected fuel consumption. Fuel forward contracts are used to achieve the Group’s desired hedging position. An increase of 5 percent in the jet fuel price at the reporting date would have resulted in a change in other comprehensive income by the amounts shown below. It represents the change in fair value of fuel forward contracts at the reporting date. The analysis assumes that all other variables remain constant. 2021 2020 Effect on other comprehensive income Effect on other comprehensive income RMB million RMB million Fuel forward contracts — 62

Notes to the Consolidated Financial Statements

Year ended 31 December 2021

48 Financial Risk Management (continued)

48.1 Financial risk factors (continued)

(b) **Credit risk**

The Group's credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group's air tickets is sold by sales agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB185 million as at 31 December, 2021 (2020: approximately RMB165 million). The credit risk exposure to BSP agents and the remaining trade receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management's expectations.

The Group's cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other reputable banks and financial institutions. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 45(c)(iii)). Management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with reputable banks and financial institutions. The Group has policies that limit the amount of credit exposure to any bank and financial institution. Management does not expect any losses from non-performance by these banks and financial institutions.

Maximum exposure and year-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at 31 December.

The amounts presented are gross carrying amounts for financial assets and the exposure to credit risk.

As at 31 December 2021

	12-month ECLs	Lifetime ECLs			
	Stage 1 RMB million	Stage 2 RMB million	Stage 3 RMB million	Simplified approach RMB million	Total RMB million
Trade receivable*	–	–	40	934	974
Financial assets included in prepayments and other receivables					
— Normal **	2,202	271	232	–	2,705
Restricted bank deposits					
— Not yet past due	12	–	–	–	12
Cash and cash equivalents					
— Not yet past due	12,950	–	–	–	12,950

224 China Eastern Airlines Corporation Limited | 2021 Annual Report

225 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 48 Financial Risk Management (continued) 48.1 Financial risk factors (continued) (b) Credit risk (continued) Maximum exposure and year-end staging (continued) As at 31 December 2020 12-month ECLs Lifetime ECLs Stage 1 RMB million Stage 2 RMB million Stage 3 RMB million Simplified approach RMB million Total RMB million Trade receivable* — — 47 1,077 1,124 Financial assets included in prepayments and other receivables — Normal ** 2,067 274 111 — 2,452 Restricted bank deposits — Not yet past due 12 — — — 12 Cash and cash equivalents — Not yet past due 7,651 — — — 7,651 * For trade receivables to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in notes 29 to the financial statements, respectively. ** The credit quality of the financial assets included in prepayments and other receivables is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”. Further quantitative data in respect of the Group’s exposure to credit risk arising from trade receivables are disclosed in note 29 to the financial statements. Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty, by geographical region and by industry sector. There are no significant concentrations of credit risk within the Group as the customer bases of the Group’s trade receivables are widely dispersed in different sectors and industries. (c) Liquidity risk The Group’s primary cash requirements are for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances the acquisition of aircraft through leases or bank loans.

226 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 48 Financial Risk Management (continued) 48.1 Financial risk factors (continued) (c) Liquidity risk (continued) The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Less than 1 year 1 to 2 years 2 to 5 years Over 5 years Total RMB million RMB million RMB million RMB million RMB million At 31 December 2021 Borrowings 46,633 15,668 18,490 22,306 103,097 Derivative financial instruments 1 — 45 — 46 Lease liabilities 19,025 17,320 43,259 31,192 110,796 Trade, bills and other payables 15,939 — — — 15,939 Total 81,598 32,988 61,794 53,498 229,878 Less than 1 year 1 to 2 years 2 to 5 years Over 5 years Total RMB million RMB million RMB million RMB million RMB million At 31 December 2020 Borrowings 58,989 6,946 19,126 7,779 92,840 Derivative financial instruments 3 7 132 — 142 Lease liabilities 17,443 16,009 40,241 37,319 111,012 Trade, bills and other payables 19,010 — — — 19,010 Total 95,445 22,962 59,499 45,098 223,004 (d) Equity price risk The Group is exposed to equity price risk arising from individual equity investments included in financial asset at fair value through profit or loss (Note 30) and equity investments designated at fair value through other comprehensive income (Note 24) as at 31 December 2021. The Group’s listed investments are listed on the Hong Kong and Shanghai stock exchanges and are valued at quoted market prices at the end of the reporting period. The market equity indices for the following stock exchanges, at the close of business of the nearest trading day in the year to the end of the reporting period, and their respective highest and lowest points during the year were as follows: 31 December, 2021 High/Low 2021 31 December, 2020 High/Low 2020 Hong Kong — Hang Seng Index 23,398 31,183/22,665 27,231 29,056/21,696 Shanghai — A Share Index 3,640 3,732/3,313 3,640 3,640/2,788

227 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 48 Financial Risk Management (continued) 48.1 Financial risk factors (continued) (d) Equity price risk (continued) The following table demonstrates the sensitivity to every 10% change in the fair values of the equity investments, with all other variables held constant, based on their carrying amounts at the end of the reporting period. For the purpose of this analysis, for the equity investments at fair value through other comprehensive income, the impact is deemed to be on the fair value reserve as at 31 December 2021. Carrying amount of equity investment Increase/ (decrease) in profit or loss Increase/ (decrease) in comprehensive income RMB million RMB million RMB million 2021 Investments listed in: Hong Kong — Equity investment designated at fair value through other comprehensive income 237 — 18/(18) Shanghai — Financial asset at fair value through profit or loss 84 6/(6) — Unlisted investments at fair value: — Equity investment designated at fair value through other comprehensive income 220 — 17/(17) 2020 Investments listed in: Hong Kong — Equity investment designated at fair value through other comprehensive income 457 — 34/(34) Shanghai — Financial asset at fair value through profit or loss 95 7/(7) — Unlisted investments at fair value: — Equity investment designated at fair value through other comprehensive income 538 — 40/(40)

228 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 48 Financial Risk Management (continued) 48.2 Capital management The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value. The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2021 and 31 December 2020. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios as at the end of the reporting periods were as follows: 31 December 2021 31 December 2020 RMB million RMB million Total liabilities 231,638 225,496 Total assets 288,790 284,650 Debt ratio 80% 79% 49 Events Occurred after the Reporting Period On 21 March 2022, a Boeing 737 passenger aircraft of CEA Yunnan, a subsidiary of the Company, lost contact over Wuzhou, Guangxi while performing a flight from Kunming to Guangzhou. Since the plane crashed, the Company has attached great importance to the incident and immediately activated the emergency response plan. The cause of the plane crash is under investigation. The Company will cooperate with the relevant investigations and continue to evaluate its impact on the financial position and operating results of the Group.

229 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 50 Statement of Financial Position of the Company (a) Information about the statement of financial position of the Company at the end of the reporting period is as follows: 31 December 2021 31 December 2020 RMB million RMB million Non-current assets Property, plant and equipment 61,637 66,532 Investment properties 59 65 Right-of-use assets 83,695 74,391 Intangible assets 11,654 11,663 Advanced payments on acquisition of aircraft 12,165 17,236 Investments in subsidiaries 12,960 12,444 Investments in associates 1,854 1,732 Investments in joint ventures 428 456 Financial assets at fair value through other comprehensive income 398 903 Derivative financial instruments — 37 Deferred tax assets 5,397 2,497 Other non-current assets 4,355 5,014 194,602 192,970 Current assets Flight equipment spare parts 16 24 Trade receivables 725 846 Prepayments and other receivables 54,605 36,352 Financial assets at fair value through profit or loss 84 95 Derivative financial instruments — 362 Restricted bank deposits 12 12 Cash and cash equivalents 12,841 7,560 Assets classified as held for sale — — 68,283 45,251 Total assets 262,885 238,221 Current liabilities Trade and bills payables 4,312 4,129 Other payables and accruals 23,117 17,610 Contract liabilities 2,761 3,231 Current portion of borrowings 59,094 67,647 Current portion of Lease liabilities 10,323 8,349 Derivative financial instruments 1 3 99,608 100,969 Net current liabilities (31,325) (55,718) Total assets less current liabilities 163,277 137,252

230 China Eastern Airlines Corporation Limited 2021 Annual Report Year ended 31 December 2021 Notes to the Consolidated Financial Statements 50 Statement of Financial Position of the Company (continued) (a) Information about the statement of financial position of the Company at the end of the reporting period is as follows: (continued) 31 December 2021 31 December 2020 RMB million RMB million Non-current liabilities Borrowings 48,443 28,958 Lease liabilities 55,209 52,309 Provision for lease return costs for aircraft and engines 3,114 2,961 Contract liabilities 453 870 Derivative financial instruments 45 138 Post-retirement benefit obligations 1,864 1,871 Other long-term liabilities 1,271 887 110,399 87,994 Net assets 52,878 49,258 Equity Capital and reserves — Share capital 18,874 16,379 — Reserves (b) 34,004 32,879 Total equity 52,878 49,258

231 Year ended 31 December 2021 Notes to the Consolidated Financial Statements 50 Statement of Financial Position of the Company (continued) (b) A summary of the Company’s reserves is as follows: Share premium Capital reserve Hedging reserve Statutory reserve Other reserves Retained earnings/ (accumulated losses) Total RMB million RMB million RMB million RMB million RMB million RMB million RMB million Balance at 1 January 2020 37,596 (720) 24 752 (1,757) 3,601 39,496 Unrealised gains on cash flow hedges — — 158 — — — 158 Fair value movements in equity investments designated at fair value through other comprehensive income — — — — (193) — (193) Actuarial gains on post-retirement benefit obligations — — — — (64) — (64) Loss for the year — — — — — (5,699) (5,699) Final 2019 dividend — — — — — (819) (819) At 31 December 2020 37,596 (720) 182 752 (2,014) (2,917) 32,879 Balance at 1 January 2021 37,596 (720) 182 752 (2,014) (2,917) 32,879 Unrealised gains on cash flow hedges — — (228) — — — (228) Fair value movements in equity investments designated at fair value through other comprehensive income — — — — (229) — (229) Actuarial gains on post-retirement benefit obligations — — — — (63) — (63) Loss for the year — — — — — (6,680) (6,680) Issue of ordinary shares, net of transaction costs and tax 8,325 — — — — — 8,325 Others — — — — (149) 149 — At 31 December 2021 45,921 (720) (46) 752 (2,455) (9,448) 34,004

232 Supplementary Financial Information China Eastern Airlines Corporation Limited 2021 Annual Report The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards. Significant Differences Between IFRSs and PRC Accounting Standards The Group’s accounting policies adopted in the financial statements prepared by management in accordance with IFRSs differ in certain aspects from those adopted in the financial statements prepared by management in accordance with the PRC Accounting Standards. The aforesaid differences which have a significant effect on the consolidated profit attributable to equity holders of the Company and consolidated net assets attributable to equity holders of the Company are summarised as follows: 2021 2020 RMB million RMB million Consolidated (loss)/profit attributable to equity holders of the Company As stated in accordance with PRC Accounting Standards (12,214) (11,835) Impact of IFRSs and other adjustments: — Difference in depreciation charges for aircraft and engines due to different depreciation lives (b) — (7) — Non-controlling interests (c) — 6 As stated in accordance with IFRSs (12,214) (11,836) 2021 2020 RMB million RMB million Consolidated net assets attributable to equity holders of the Company As stated in accordance with the PRC Accounting Standards 51,373 54,007 Impact of IFRSs and other adjustments: — Intangible assets (goodwill) (a) 2,242 2,242 As stated in accordance with IFRSs 53,615 56,249 (a) The recognition and measurement of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired are different under IFRSs and the PRC Accounting Standards, which result in a difference in the intangibles/goodwill recognised arising from the acquisition. (b) Under the PRC Accounting Standards, on or before 30 June 2001, depreciation of aircraft was calculated to write off their cost on a straight-line basis over their expected useful lives of 10 to 15 years to their residual value of 3%. With effect from 1 July 2001, depreciation of aircraft under the PRC Accounting Standards is calculated to write off their cost on a straight-line basis over their expected useful lives of 15 to 20 years to their residual value of 5% of costs, and such change was applied prospectively which resulted in the difference in the carrying amounts under IFRSs and the PRC Accounting Standards. These differences will be reduced progressively in the coming years, and will be fully eliminated when the related assets are fully depreciated or disposed of. (c) This difference results from the influence of the above items on non-controlling interests.

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